This is a confidential draft submission to the U.S. Securities and Exchange Commission on September 26, 2024. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________

AMENDMENT NO. 1
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________________________________

MARWYNN HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

______________________________________

Nevada	5141	99-1867981
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12 Chrysler Unit C
Irvine, CA 92618
949-706-9966

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

______________________________________

Yin Yan
Chief Executive Officer
c/o Marwynn Holdings, Inc.
12 Chrysler Unit C
Irvine, CA 92618
949-706-9966

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

______________________________________

Copies to:

John P. Yung, Esq. Daniel B. Eng, Esq. Lewis Brisbois Bisgaard & Smith LLP 45 Fremont Street, Suite 3000 San Francisco, CA 94105 Phone: (415) 362-2580	Anthony N. DeMint, Esq. DeMint Law, PLLC 3753 Howard Hughes Parkway Second Floor Suite 314 Las Vegas, Nevada 89169 (702) 714-0889

______________________________________

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED SEPTEMBER 26, 2024

          Shares of
common stock

Marwynn Holdings, Inc.

_______________________

This is a firm commitment initial public offering of shares of common stock, $0.001 par value per share, of Marwynn Holdings, Inc. (the “Company,” “Marwynn,” “we,” “our” or “us”). Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price of our shares will be between $            and $            per share. Furthermore, the ______ share amount referenced above is based on the shares being sold at $______ per share, the mid-point of the estimated offering price range, and such share amount is subject to change if the share price is less than $______ in such manner to maintain gross proceeds in the amount of $______ million. For instance, if the share price is $______ per share, the number of shares to be sold in the offering shall be ______.

Our authorized capital stock consists of 45,000,000 shares of common stock, and 5,000,000 shares of preferred stock, par value $0.001 (“Preferred Stock”), among which 135,000 shares of Preferred Stock have been designated as “Series A Super Voting Preferred Stock.” Each share of common stock is entitled to one (1) vote and each share of Series A Super Voting Preferred Stock is entitled to one thousand (1,000) votes on any matter on which action of the stockholders of the corporation is sought. The Series A Super Voting Preferred Stock will vote together with the common stock. The holders of Series A Super Voting Preferred Stock shall not be entitled to receive dividends of any kind or be entitled to any liquidation preference. The Series A Preferred Stock shall not be subject to conversion into common stock or other equity authorized to be issued by the Company. The Series A Super Voting Preferred Stock is redeemable at the election of the holder at a redemption price of $0.001 per share. See “Description of Capital Stock” on page 81 for further details on our capital stock.

We have applied to have our common stock listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “MWYN.” There is no assurance that our listing application will be approved by the Nasdaq Capital Market. The approval of our listing on the Nasdaq Capital Market is a condition of closing this offering.

For purposes of the registration statement of which this prospectus forms a part, the assumed public offering price per share is $______ (the mid-point of the estimated offering price range). The actual offering price per share will be as determined between American Trust Investment Services, Inc., as representative of the underwriters (the “Representative”) and us at the time of pricing. Factors to be considered will include our historical performance and capital structure, prevailing market conditions and overall assessment of our business.

Our chairperson, chief executive officer and president, Ms. Yin Yan, holds 5,993,255 shares of common stock and all 135,000 shares of Series A Super Voting Preferred Stock. Ms. Yin Yan is expected to own approximately [•]% of the voting power after the consummation of this Offering, assuming the maximum number of shares of common stock offered hereby are sold (or approximately [•]% of the voting power if the underwriters exercise their over-allotment option to purchase additional shares of our common stock in full]). Approximately, ___% of Ms. Yin Yan’s voting power stems from her holdings of the Series A Super Voting Preferred Stock. As a result, we will be a “controlled company” within the meaning of the listing rules of the Nasdaq Capital Market.

As long as Ms. Yin Yan holds more than 50% of the Company’s voting power, she will exercise control over the management and affairs of the company and matters requiring stockholder approval, including the election of the Company’s directors. Ms. Yan, who after our initial public offering will control more than 50% of the voting power of our outstanding capital stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors, as well as the overall management and direction of our company. For so long as we remain a “controlled company” under Nasdaq Marketplace Rule 4350(c), we are permitted to elect, and intend, to rely on certain exemptions from corporate governance rules of the Nasdaq Capital Market, including:

•        An exemption from the rule that a majority of our board of directors must be independent directors;

•        An exemption from the rules that our compensation committee and nominating committee be composed entirely of independent directors;

•        An exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        An exemption from the rule that our director nominees must be selected or recommended solely by a majority of independent directors or nominations committee comprising solely of independent directors.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12. You should carefully consider these risk factors, as well as the information contained in this prospectus, before purchasing any of the securities offered by this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_______________________

	Per Share	Total
Initial public offering price(1)	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds to us, before expenses(3)	$	$

____________

(1)       Initial public offering price per share is assumed to be $___, being the mid-point of the initial public offering price range. The offering size excludes any shares issued pursuant to the exercise of the over-allotment option.

(2)       We have agreed to pay the underwriters a discount equal to __% of the gross proceeds of the offering. We have agreed to issue, on the closing date of this offering, warrants to the Representative (“Representative’s Warrants”), to purchase an amount equal to 5% of the aggregate number of shares of common stock sold by us in this offering. These Representative’s Warrants will be exercisable on the 180th day after the effective date of this registration statement at a price equal to 120% of the public offering price of the shares of common stock set forth on the cover page of this prospectus, may be exercised immediately on a cashless basis, and will expire five years from the effective date of this registration statement. The registration statement of which this prospectus forms a part also covers the issuance of the Representative’s Warrants and shares of common stock issuable thereunder. See “Underwriting” beginning on page 88.

(3)       We estimate the total expenses of this offering will be approximately $_________. Assumes no exercise of the over-allotment option we have granted to the Representative as described below.

The Representative has an over-allotment option to purchase up to an aggregate of 15% additional common stock from us at the price per share equal to initial public offering price within 45 days of the closing of this offering.

The Representative expects to deliver the shares to purchasers against payment in ______________, ______ on or about [•], 2024.

Sole Book-Running Manager

The date of this prospectus is [•], 2024

Through and including _______ (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information different from or in addition to that contained in this prospectus, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

As used in this prospectus, unless the context indicates or otherwise requires, “the Company,” “our Company,” “we,” “us,” and “our” refer to Marwynn Holdings, Inc., a Nevada corporation, and its consolidated subsidiaries.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires and for purposes of this prospectus only, references to:

•        “Company,” “we,” “us,” “our” and “Marwynn” are to Marwynn Holdings, Inc., a Nevada corporation incorporated on February 27, 2024, and its consolidated subsidiaries;

•        Frost & Sullivan means Frost & Sullivan Limited, a business consulting firm involved in market research, analysis and growth strategy consulting

•        “FuAn” means FuAn Enterprise, Inc., a California corporation incorporated on April 18, 2016, and a wholly-owned subsidiary of Marwynn;

•        “Grand Forest” means Grand Forest Cabinetry Inc, a California corporation incorporated on February 22, 2021, and a wholly-owned subsidiary of Marwynn;

•        “SEC” means the U.S. Securities and Exchange Commission;

•        “Securities Act” means the U.S. Securities Act of 1933, as amended;

•        “US$”, “$” and “U.S. dollars” are to the legal currency of the United States; and

•        “U.S. GAAP” are to generally accepted accounting principles in the United States.

Unless otherwise indicated, (a) information in this prospectus assumes that the Representative does not exercise its over-allotment option to purchase additional common stock, and (b) references in this prospectus to this offering are to our offering of common stock pursuant to this prospectus.

Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus assumes the adjustment for the (i) 1.55-for-1 forward stock split of our common stock, and (ii) 4.5-for-1 forward stock split of our Series A Super-Voting Preferred Stock effected on September 9, 2024 for the purpose of this offering.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

ii

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. For additional information, see “Where You Can Find More Information” in this prospectus.

Our Business

Marwynn Holdings, Inc. is a holding company with no operations other than holding the shares of its two wholly-owned operating subsidiaries, FuAn Enterprise, Inc. (“FuAn”) and Grand Forest Cabinetry Inc (“Grand Forest”), that are in the supply chain business. Through our subsidiaries, we are committed to becoming a leading supply chain company in the U.S. for food, non-alcoholic beverages and indoor home improvement products.

Food and Non-Alcoholic Beverages

FuAn is a food and non-alcoholic beverage supply chain company that specializes in connecting businesses between different regions, particularly between Asia and the U.S. FuAn’s comprehensive supply chain services include the sourcing of Asian food, snacks, and non-alcoholic beverages, and distributing branded goods to mainstream markets, grocery stores and wholesale/warehouse clubs in the U.S. In addition, FuAn provides supply chain consulting, and market expansion support for businesses. With a focus on sourcing Asian foods and non-alcoholic beverages, FuAn aims at becoming a leading importer and distributor of Asian foods and non-alcoholic beverages to the U.S. markets.

Indoor Home Improvement

Grand Forest is an indoor home improvement supply chain provider that focuses on providing kitchen cabinets, flooring, and home improvement products sourced from international suppliers. Grand Forest strives to bring affordable luxury with both aesthetic and practicality to the living space. We focus on sourcing high-quality products from reliable overseas suppliers and distributing them to customers primarily in the San Francisco Bay Area, as we work to expand our capabilities throughout California and across the U.S. We prioritize customer satisfaction and aim to provide exceptional products and services to enhance the homes of our customers.

Our Strength

•        Established International Presence and Network in Food and Non-Alcoholic Beverages.    We have established a strong network of strategic relationships in the United States and throughout Asia. This international network consisting of manufacturers, suppliers, distributors, import/export brokers allows us to source, ship and distribute a variety of food and non-alcoholic beverage products from Asia to the United States and vice versa. In the United States, we are an authorized vendor to Costco Wholesale Corporation (“Costco”), Walmart Marketplace, and United Natural Foods, Inc. (“UNFI”), and through our sales network, we are able to introduce more international food and non-alcoholic beverage products to the United States. At the same time, we also source a variety of food and non-alcoholic beverage products in the United States for sale to customers in Asian countries. As a result of our experience in shipping goods from Asia to the United States and vice versa, we have established a strong logistic and supply chain management operation. This allows us to share our expertise to our client in terms of cost savings.

•        Expandable Distribution Network for Food and Non-Alcoholic Beverages Reaching Customers Nationwide and Long-Standing Relationships with Retail Partners.    We offer high-quality products sourced from reliable suppliers overseas. We partner with Lineage Logistics, LLC, one of the largest cold food storage and logistics companies, with over 450 warehouse locations internationally. Our expandable distribution network allows us to reach customers nationwide. Additionally, we maintain strong relationships with our retail partners, with the average relationship length being approximately three (3) years across our top partners, which includes wholesalers, warehouse clubs and retailers such as Costco, Walmart Marketplace and UNFI.

•        Expertise in Supply Chain and Home Improvement Industry.    Our executive management team brings an average of approximately 20 years’ experience in operations, supply chain management and the home improvement industries. Their deep understanding of efficient logistics, distribution solutions, and indoor remodeling, guides our success and positions us as a potential future leader in the industry. We also work with independent third-party customs, freight and sales brokers who have experience in supply chain management.

•        Brand Reputation.    Both our business segments have a brand reputation for quality and reliability, demonstrated by our long-standing relationships with top market share retailers and consistent customer referrals.

•        Expanding Omnichannel Business Positioned for Online Growth.    We believe we are well-positioned to benefit from the fast-growing e-commerce channel. We believe our online platforms allow us to reach a broader customer base and enhance our distribution capabilities, compared to traditional supply chain management and home improvement solutions. Grand Forest has also partnered with MegHomePlus, an online home improvement wholesaler, to help build our online sales capabilities. In the next year, we plan to develop an online supply chain management platform that will combine our food and non-alcoholic beverages, supply chain and home improvement platforms into a single online interface.

Our Growth Strategy

Our goal is to continue to grow our business by increasing the scale of our current operations and expanding into new services and locations. We intend to pursue the following strategies to achieve this goal:

Food and Beverage Supply Chain and Brand Management

•        Expand our network of suppliers in Asia to increase product variety and availability.

•        Develop our digital platform for seamless communication and transactions with clients and suppliers.

•        Increase marketing efforts to promote our services to a wider audience.

•        Implement sustainability practices in our supply chain to attract environmentally conscious clients.

•        Expand our presence in the U.S. market by establishing additional warehouse locations.

•        Offer additional value-added services to maintain customer loyalty.

•        Diversify our product offerings by exploring new market trends and consumer demands.

•        Strengthen partnerships with existing clients and suppliers through regular communication and feedback.

•        Extend our reach to other international markets beyond Asia and the U.S.

Indoor Home Improvement Solutions

•        Expand distribution networks throughout California and the U.S. and introduce a new product line of kitchen cabinets made from sustainable materials such as bamboo.

•        Launch an online store to reach a wider customer base and open flagship showrooms in several major metropolitan areas.

•        Launch a loyalty program for repeat customers and implement a customer referral program for successful referrals.

•        Increase brand awareness through strategic partnerships and develop a mobile app for easy product browsing and ordering.

•        Expand our product lines and identify additional international suppliers to provide a greater variety of home improvements products.

•        Offer a smart home automation system that integrates with kitchen cabinets and flooring.

Corporate History and Structure

Marwynn Holdings, Inc. is a holding company incorporated in Nevada on February 27, 2024. FuAn Enterprise, Inc., our wholly-owned subsidiary, was incorporated in California on April 18, 2016, and Grand Forest Cabinetry Inc, another wholly-owned subsidiary, was incorporated in California on February 22, 2021.

Prior to the reorganization described below, the Company’s business was operated by the following entities: (1) FuAn Enterprise, Inc (“FuAn”), was incorporated in the state of California, USA on April 18, 2016, and is primarily engaged in sourcing authentic premium Asian foods, snacks and non-alcoholic beverages, and distributing the branded goods in the U.S. market, and brand management services; (2) Grand Forest Cabinetry Inc (“Grand Forest”), was incorporated in the state of California, USA on February 22, 2021. KZS Kitchen Cabinet & Stone Inc (“KZS”), was incorporated in the state of California, USA on October 11, 2018 and merged with and into Grand Forest on June 1, 2024. Following the merger, all of the home improvement business is now operating under Grand Forest. Grand Forest is engaged in the sale of high-quality indoor home improvement products sourcing from international suppliers.

On April 29, 2024, Yin Yan (our chairperson, chief executive officer and president, and spouse of Fulai Wang), Fubao Wang, Xiangjing Wu, Gang Wu, Dan Yu, and Qiang Zhang, as the stockholders of FuAn, entered into a share exchange agreement with Marwynn to transfer all of their ownership in FuAn for 7,399,080 shares of common stock of Marwynn (“FuAn Transaction”). On April 25, 2024, Hong Le Liang, Sen Zhong (spouse of Zhifen Zhou, our chief financial officer, secretary and director) and Fu Lai Wang (spouse of Yin Yan, our chairperson, chief executive officer and president), as the stockholders of Grand Forest, entered into a share exchange agreement with Marwynn to transfer all of their ownership in Grand Forest for 4,976,244 shares of common stock of Marwynn (“Grand Forest Transaction”). On April 25, 2024, Hong Le Liang and Jiechun Wu, as the stockholders of KZS, entered into a share exchange agreement with Marwynn to transfer all of their ownership in KZS for 2,132,676 shares of common stock of Marwynn (“KZS Transaction”). On April 30, 2024, the FuAn Transaction, Grand Forest Transaction and KZS Transaction closed, and Marwynn issued a total of 14,508,004 shares of its common stock to the stockholders of FuAn, Grand Forest and KZS. As a result of the share exchanges, all the stockholders of FuAn, Grand Forest and KZS became the stockholders of Marwynn and Marwynn became the parent of FuAn, Grand Forest and KZS (the “Reorganization”). After the Reorganization, Yin Yan, Hong Le Liang, Sen Zhong, and Fu Lai Wang each became beneficial owners of more than five percent of our common stock (see table “Principal Stockholders - Five Percent Stockholders” below).

In an effort to consolidate the operation of the home improvement business, on June 1, 2024, KZS merged with and into Grand Forest with Grand Forest being the surviving entity (the “Merger”). Following the Merger, all of the home improvement business is now operating under Grand Forest. Grand Forest remains as a wholly-owned subsidiary of Marwynn.

On September 9, 2024, we effected a (i) 1.55-for-1 forward stock split of our common stock, and (ii) 4.5-for-1 forward stock split of our Series A Super-Voting Preferred Stock. All shares and per share information throughout this prospectus has been retroactively adjusted to reflect the forward stock split.

Holding Company Structure

Marwynn Holdings, Inc. is a holding company with no operations other than holding the shares of its two wholly-owned operating subsidiaries, FuAn and Grand Forest, that are in the supply chain business.

Summary of Risk Factors

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read the section entitled “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Relating to Our Business and Industry (for a more detailed discussion, see “Risk Factors-Risks Related to Our Business and Industry” beginning on page 12 of this prospectus)

•        We have a limited operating history in our current form and have incurred significant operating losses. As a result of continuing investments to expand our business, we may not achieve or sustain profitability.

•        Even if this offering is successful, we may need additional funding in order to fund our existing commercial operations, commercialize new products and grow our business.

•        If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

•        Our business depends on the continued success of our growing brand portfolio and if we fail to maintain and expand our brand portfolio, including our private label offerings, or maintain and enhance our brand recognition, our business, results of operations and prospects may be harmed.

•        Our product supply chain is essential to our business and is subject to risks associated with demands, forecasting, timely supplying and warehousing, as well as maintaining relationship with our suppliers.

•        A shortage of qualified labor could negatively affect our business and materially reduce earnings.

•        Unfavorable macroeconomic conditions in the U.S. may adversely affect our business, financial condition and results of operations.

•        Global health developments and economic uncertainty resulting from pandemics, such as the COVID-19 pandemic, and governmental action related thereto, may adversely affect, our business, financial condition and results of operations.

•        We are dependent upon the timely delivery of products from our vendors. Prolonged diminution of global supply chains may impact the availability and price stability of future food supplies, which may in turn adversely impact our business.

•        If we cannot successfully manage the unique challenges presented by international markets, we may not be successful in our international operations and our sales and profitability may be negatively impacted.

•        Our relationships with customers may be materially diminished or terminated. The loss of customers could adversely affect our business, financial condition, and results of operations.

•        We rely on technology in our business and any cybersecurity incident, other technology disruption or delay in implementing new technology could negatively affect our business and our relationships with customers.

•        We may be unable to protect or maintain our intellectual property, which could result in customer confusion, a negative perception of our brand and adversely affect our business.

•        If we are unable to renew or replace our current leases on favorable terms, or any of our current leases are terminated prior to expiration of their stated terms, and we cannot find suitable alternate locations, our operations and profitability could be negatively impacted.

•        Failure to retain our senior management and other key personnel may adversely affect our operations.

•        If we are unable to attract, train and retain employees, we may not be able to grow or successfully operate our business.

•        Changes in and enforcement of immigration laws could increase our costs and adversely affect our ability to attract and retain qualified employees.

•        Potential labor disputes with employees and increases in labor costs could adversely affect our business.

•        We may incur significant costs to comply with environmental laws and regulations, and we may be subject to substantial fines, penalties and/or third-party claims for non-compliance.

•        Litigation may materially adversely affect our business, financial condition and results of operations.

•        The U.S. government is currently imposing increased tariffs on certain products imported into the U.S., including products imported from China, which may have an adverse impact on our future operating results.

•        Severe weather, natural disasters and adverse climate changes, as well as the legal, regulatory or market measures being implemented to address climate change, may materially adversely affect our financial condition and results of operations.

•        Our business may be affected by the impacts of unfavorable geopolitical events or other market disruptions on consumer confidence and spending patterns.

•        Our current indebtedness may adversely affect our liquidity position and ability of future financing.

Food and Non-Alcoholic Beverages

•        Our industry is characterized by low margins, and periods of significant or prolonged inflation or deflation affect our product and operational costs, which may negatively impact our profitability.

•        Competition may increase in the future, which may adversely impact our margins and ability to retain customers, and make it difficult to maintain our market share, growth rate and profitability.

•        Disruption of relationships with vendors could negatively affect our business. Suppliers may increase product prices, which could increase our product costs.

•        Changes in consumer eating habits could materially and adversely affect our business, financial condition, and results of operations.

•        Our operations may be adversely affected by the disruption of logistics services or poor handling of products by third party logistics service providers.

•        Significant portions of our inventory are perishable and vulnerable to spoilage and other loss.

•        If we fail to comply with requirements imposed by applicable law and other governmental regulations, we could become subject to lawsuits, investigations and other liabilities and restrictions on our operations that could significantly and adversely affect our business.

•        If the products distributed by us are alleged to have caused injury or illness, or to have failed to comply with governmental regulations, we may need to recall our products and may experience product liability claims.

•        Increased commodity prices and availability may impact profitability.

•        A substantial percentage of our revenue is dependent on one customer.

Home Improvement

•        Loss of one or more of our manufacturers or our failure to timely identify and establish relationships with new co-manufacturers could harm our business and impede our growth.

•        We may be harmed by negative publicity.

•        We compete with numerous home improvement manufacturers in highly competitive markets. Competition can affect customer preferences, reduce demand for our products, negatively affect our product sales mix, leverage greater financial resources, or cause us to lower prices, any or all of which could adversely affect our financial condition, liquidity or results of operation.

•        If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our net revenues and profitability.

•        Potential disruptions in supplier payment terms and business operations could adversely affect our cash flow and business.

•        Our business is subject to seasonal influences, and uncharacteristic or significant weather conditions, climate change, natural disasters, as well as other catastrophic events, could impact our operations.

•        Uncertainty regarding the housing market, economic conditions, political and social climate, public health issues, and other factors beyond our control could adversely affect demand for our products and services, our costs of doing business, and our financial performance.

•        Our costs of doing business could increase as a result of changes in, expanded enforcement of, or adoption of new federal, state, local or international laws and regulations.

•        The inflation or deflation of commodity and other prices could affect our prices, demand for our products, our sales and our profit margins.

•        Our indoor home improvement business is dependent on a limited number of suppliers.

Risks Related to Our common stock, Preferred Stock and this Offering (for a more detailed discussion, see “Risks Related to Our common stock, Preferred Stock and this Offering” beginning on page 27 of this prospectus)

•        The offering price for our common stock may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

•        You may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock.

•        You will experience immediate and substantial dilution in the net tangible book value of our common stock purchased.

•        We do not intend to pay dividends for the foreseeable future.

•        If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our shares of common stock, the price of our common stock and trading volume could decline.

•        The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price.

•        Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our shares of common stock.

•        As a “controlled company” within the meaning of the Nasdaq Marketplace Rule 4350(c), we intend to choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public stockholders.

•        Anti-takeover provisions in our charter documents and Nevada law, along with our status as a “controlled company,” could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

•        We have 135,000 shares of Series A Super Voting Preferred Stock with super voting rights.

•        We cannot predict the impact our multi-class share structure may have on the stock price of our common stock.

•        We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

•        Our management and principal stockholders own a significant percentage of our stock and will be able to exert control over matters subject to stockholder approval.

•        Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and with the ability to affect adversely stockholder voting power and perpetuate their control over us.

•        After this offering, we will become subject to the periodic reporting requirements of Section 15(d) and 12(b) of the Exchange Act that require us to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs could reduce or eliminate our ability to earn a profit.

•        Our internal controls may be inadequate, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public.

Our Corporate Information

Our principal executive office is located at c/o Marwynn Holdings, Inc., 12 Chrysler Unit C, Irvine, CA 92618. The telephone number of our principal executive offices is 949-706-9966.

Share Capital

The Company is authorized to issue 45,000,000 shares of common stock, and 5,000,000 shares of preferred stock, par value $0.001 (“Preferred Stock”), of which 135,000 shares of Preferred Stock have been designated as “Series A Super Voting Preferred Stock.” Each share of common stock is entitled to one (1) vote and each share of Series A Super Voting Preferred Stock is entitled to one thousand (1,000) votes on any matter on which action of the stockholders of the corporation is sought. The Series A Super Voting Preferred Stock will vote together with the common stock. The holders of Series A Super Voting Preferred Stock shall not be entitled to receive dividends of any kind or be entitled to any liquidation preference. The Series A Preferred Stock shall not be subject to conversion into common stock or other equity authorized to be issued by the Company. The Series A Super Voting Preferred is redeemable at the election of the holder at a redemption price of $0.001 per share.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to:

•        not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•        reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements; and

•        exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If some investors find our common stock less attractive as a result of these exemptions, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to emerging growth company will have the meaning associated with it in the JOBS Act.

Implications of Being a Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter.

Implication of Being a Controlled Company

Upon completion of this offering, our chairperson, chief executive officer, and President, Ms. Yin Yan, will beneficially own approximately ____% of the aggregate voting power of our common stock and Series A Super Voting Preferred Stock assuming no exercise of the over-allotment option, or ___% assuming full exercise of the over-allotment option (approximately ___% of Ms. Yin Yan’s voting power stems from her holdings of the Series A Super Voting Preferred Stock , or ___% assuming full exercise of the over-allotment option). As a result, we will be deemed a “controlled company” within the meaning of the Nasdaq Marketplace Rule 4350(c). As a controlled company, we are permitted to elect, and intend to, rely on certain exemptions from corporate governance rules of the Nasdaq Capital Market, including:

•        An exemption from the rule that a majority of our board of directors must be independent directors;

•        An exemption from the rules that our compensation committee and nominating committee be composed entirely of independent directors;

•        An exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        An exemption from the rule that our director nominees must be selected or recommended solely by a majority of independent directors or nominations committee comprising solely of independent directors.

We have elected to rely on some of the “controlled company” exemptions. Our nominating and corporate governance and compensation committees will not consist entirely of independent directors.

Market and Industry Data

This prospectus contains estimates and information concerning the industries in which we compete, including our market position and the size and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus also contains statistical data and estimates derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates. The industries in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING

Issuer	Marwynn Holdings, Inc.
Common stock offered	[•] shares of common stock (or [•] shares of common stock if the underwriters exercise their over-allotment option in full).
Capital Stock outstanding before this offering	15,004,004 shares of common stock; and 135,000 shares of Series A Super Voting Preferred Stock. See “Description of Capital Stock.”
Capital Stock to be outstanding immediately after this offering

[•] shares (or [•] shares if the underwriters’ over-allotment option to purchase additional shares is exercised in full) of common stock; and 135,000 shares of Series A Super Voting Preferred Stock. See “Description of Capital Stock.”

Offering price

We currently expect the initial public offering price to be between $[•] and $[•] per share. The actual offering price per share will be as determined between the Representative and us at the time of pricing.

Over-allotment Option

We have granted the Representative an option to purchase an additional 15% of the number of the shares sold in the offering, at the public offering price less the underwriting discount and commissions (equal to an additional _________ shares of common stock at the public offering price less the underwriting discount and commissions). The Representative may exercise this option in full or in part at any time and from time to time until 45 days after the date of this prospectus.

Representative’s Warrant

We have agreed to issue, on the closing date of this offering, warrants to the Representative (“Representative’s Warrants”), to purchase an amount equal to 5% of the aggregate number of shares of common stock sold by us in this offering. These Representative’s Warrants will be exercisable on the 180th day after the effective date of this registration statement at a price equal to 120% of the public offering price of the shares of common stock set forth on the cover page of this prospectus, may be exercised immediately on a cashless basis, and will expire five and a half years from the effective date of this registration statement.

Use of proceeds

We estimate that we will receive net proceeds of approximately $[•] million from our sale of common stock in this offering, or approximately $[•] million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds from this offering, along with our existing cash and cash equivalents, to fund enhancements to our current supply chain management as well as the development of additional functionalities of our business expansion, expansion of sales and distribution channels in order to reach a broader customer base, talent development and retention, as well as for working capital and other general corporate purposes. See “Use of Proceeds” in this prospectus for a more complete description of the intended use of proceeds from this offering.

Concentration of ownership

Upon completion of this offering, Ms. Yin Yan, our chairperson, chief executive officer and president, will beneficially own approximately ____% of the aggregate voting power of our common stock and Series A Super Voting Preferred Stock assuming no exercise of the over-allotment option, or ___% assuming full exercise of the over-allotment option to purchase additional common stock.

Voting rights

Holders of our common stock are entitled to one (1) vote per one share of common stock. Holders of Series A Super Voting Preferred Stock are entitled to one thousand (1,000) votes per one share of Series A Super Voting Preferred Stock. The Series A Super Voting Preferred Stock will vote together with the common stock. Our chairperson, chief executive officer, and President, Ms. Yin Yan, will beneficially own approximately ____% of the aggregate voting power of our common stock and Series A Super Voting Preferred Stock assuming no exercise of the over-allotment option, or ___% assuming full exercise of the over-allotment option (approximately ___% of Ms. Yin Yan’s voting power stems from her holdings of the Series A Super Voting Preferred Stock , or ___% assuming full exercise of the over-allotment option). See “Description of Capital Stock” for further details on our capital stock.

Listing

We intend to apply for the listing of the common stock on the Nasdaq Capital Market under the symbol “MWYN.” The common stock will not be listed on any other stock exchange or traded on any automated quotation system. No assurance can be given that such listing will be approved or that a liquid trading market will develop for our common stock. The approval of such listing on the Nasdaq Capital Market is a condition of closing this offering.

Payment and settlement	The Representative expects to deliver the common stock against payment on [•], 2024.
Lock-up

We, our executive officers, directors, certain debt holders, and any other holders of five percent (5%) or more of the outstanding ordinary shares have agreed with the underwriters not to offer, issue, sell, encumber, transfer or otherwise dispose of any of the common stock or securities convertible into common stock for a period of 6 months (12-month lock up period is required for officers, directors and affiliates) after the effective date of this registration statement without the consent of the Representative. See “Shares Eligible for Future Sale” and “Underwriting.”

Dividends	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business. See “Dividend Policy” for a description of our dividend policy.
Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our common stock.
Transfer Agent	Issuer Direct Corp.

Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus assumes the following:

•        3,100,000 shares of common stock reserved for issuance under our 2024 Equity Incentive Plan;

•        adjustment for the (i) 1.55-for-1 forward stock split of our common stock, and (ii) 4.5-for-1 forward stock split of our Series A Super-Voting Preferred Stock effected on September 9, 2024. The purpose of the stock split is to target an appropriate initial price per share of the common stock in connection with the pricing of this offering;

•        no exercise by the underwriters of their option to purchase up to             additional shares of our common stock from us to cover over-allotments, if any; and

•        an initial public offering price of $            per share, the midpoint of the estimated initial public offering price range on the cover page of this prospectus.

Unless expressly indicated or the context requires otherwise, all information in this prospectus is as of [•].

SUMMARY FINANCIAL INFORMATION

The following tables present our summary consolidated financial and other data as of and for the periods indicated. The summary consolidated statements of operations data for the fiscal years ended April 30, 2024 and 2023 and the consolidated balance sheet data as of April 30, 2024 and 2023 are derived from our audited financial statements included elsewhere in this prospectus.

The summarized financial information presented below is derived from and should be read in conjunction with our audited consolidated financial statements including the notes to those financial statements, which are included elsewhere in this prospectus along with the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization.” Our historical results are not necessarily indicative of results that should be expected in any future period. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus assumes the adjustment for the (i) 1.55-for-1 forward stock split of our common stock, and (ii) 4.5-for-1 forward stock split of our Series A Super-Voting Preferred Stock effected on September 9, 2024 for the purpose of this offering.

Summary Consolidated Statements of Income

	Years Ended April 30,
	2024	2023
Net revenue	$11,920,570	$11,255,456
Cost of revenues	6,584,969	6,316,412
Gross profit	5,335,601	4,939,044
Operating expenses	3,945,116	3,924,189
Income from operations	1,390,485	1,014,855
Non-operating income (expense), net	(28,675)	14,430
Income tax provisions	363,735	297,883
Net income	$998,075	$731,402
Net income per common stock – basic*	$0.11	$0.08
Weighted average number of common stock outstanding – basic*	9,360,874	9,360,000

____________

*        Share and per share data are presented on a retroactive basis to reflect the effects of the (i) 1.55-for-1 forward stock split of our common stock, and (ii) 4.5-for-1 forward stock split of our Series A Super-Voting Preferred Stock effected on September 9, 2024.

Summary Consolidated Balance Sheets

	April 30, 2024	April 30, 2023
Cash and equivalents	$1,364,780	$79,475
Total current assets	7,212,830	5,318,055
Total assets	12,558,560	7,167,523
Total current liabilities	5,816,177	5,341,453
Total liabilities	9,737,112	6,944,181
Total stockholders’ equity	2,821,447	223,342
Total liabilities and stockholders’ equity	$12,558,560	$7,167,523

Summary Consolidated Statements of Cash Flow

	For the years ended April 30,
	2024	2023
Net cash provided by (used in) operating activities	$1,048,810	$(140,557)
Net cash used in investing activities	(377,950)	(58,290)
Net cash provided by financing activities	614,446	172,943
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	1,285,305	(25,904)
CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	79,475	105,379
CASH & CASH EQUIVALENTS, END OF YEAR	$1,364,780	$79,475

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, which we believe represent certain of the material risks to our business, together with the information contained elsewhere in this prospectus, before you make a decision to invest in our common stock. Please note that the risks highlighted here are not the only ones that we may face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also adversely affect our business, prospects, financial condition, cash flows and results of operations in the future. If any of the following events occur or any additional risks presently unknown to us actually occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to our Business and Industry

The supply chain industry is highly competitive, with a wide range of companies offering various services such as logistics, transportation, warehousing, and distribution. Competitors range from large multinational corporations to small and medium-sized enterprises, each with their own strengths and capabilities. This industry is also subject to fluctuations in exchange rates and raw material prices.

We also face regulatory compliance and trade restrictions. Supply chain disruptions often occur due to natural disasters or geopolitical events. Security and data privacy are also concerns in global trade. We see talent shortage and skills gap in supply chain management.

General Operations

We have a limited operating history in our current form and limited experience selling our products. As a result of continuing investments to expand our business, we may not achieve or sustain profitability.

Marwynn Holdings, Inc. was formed as a holding company on February 27, 2024, and as a part of the Reorganization and Merger, became the parent of FuAn, which commenced its current operation in 2016, and Grand Forest, which commenced its operation in 2021. As a result, we have a limited operating history and limited experience selling our products, establishing relationships with consumers, customers, suppliers, vendors and distributors and building our brand reputation. These and other factors combine to make it more difficult for us to accurately forecast our future operating results, which in turn makes it more difficult for us to prepare accurate budgets and implement strategic plans. We expect that this uncertainty will continue to exist in our business for the foreseeable future. If we do not address these risks and uncertainties successfully, our operating results could differ materially from our estimates and forecasts, and from the expectations of investors or analysts, which could harm our business and result in a decline in the trading price of our common stock.

As a developing company, we will need to adopt and implement a plan to increase awareness of our products, secure distribution channels, and foster and strengthen our supply, manufacturing and distribution relationships. It is likely our strategic priorities will need to evolve over time and our business would be materially and adversely affected if we do not properly adapt our strategies to our changing needs and changes in the market. As our operations develop and grow, we expect to experience significant increases in our working capital requirements. Even if we obtain additional capital and achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may be unable to sustain or increase profitability and our failure to do so would adversely affect the Company’s business, including our ability to raise additional funds.

Even if this offering is successful, we may need additional funding in order to fund our existing commercial operations, commercialize new products and grow our business.

To date, we have financed our operations through loans from some of our stockholders and private placements of our equity. We have devoted substantially all our financial resources and efforts to developing our products, workforce, and supply chain. Our long-term growth and success are dependent upon our ability ultimately to expand our customer base and product offerings. There is no assurance that we will be able to generate sufficient cash from operations or access the capital we need to grow our business. Our inability to obtain additional capital could have a material adverse effect on our ability to fully implement our business plan as described herein and grow our business, to a greater extent than we can with our existing financial resources.

Based on our current business plan, we believe the net proceeds from this offering, together with our current cash and cash equivalents and cash receipts from sales, will enable us to conduct our planned operations for at least the next twelve months. If our available cash balances, net proceeds from this offering and/or anticipated cash flow from operations are insufficient to satisfy our liquidity requirements because of lower demand for our products or due to other risks described herein, we may seek to sell common stock or other securities, enter into an additional credit facility or seek another form of third-party funding, including debt financing. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing stockholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

•        provide for additional capacity;

•        increase our sales and marketing efforts and address competitive developments;

•        provide for supply and inventory costs;

•        fund development and marketing efforts of any future products or additional features to then-current products;

•        acquire, license or invest in new technologies such as e-commerce platform for our products;

•        acquire or invest in complementary businesses or assets; and

•        finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•        our ability to achieve revenue growth and improve gross margins;

•        the cost of expanding our operations and offerings, including our sales and marketing efforts;

•        the effect of competing market developments; and

•        costs related to expansion.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also could provide for rights, preferences, or privileges senior to those of holders of shares of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences, and privileges senior to those of holders of shares of our common stock. The terms of any debt securities issued or borrowings made pursuant to a credit agreement could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights or grant licenses on terms that are not favorable to us.

If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

As we continue to expand, our continued growth could strain our existing resources, and we could experience ongoing challenges, including:

•        managing our operational, administrative and financial capabilities and other resources;

•        managing our brand portfolio, including further expanding our private label offerings, products and services;

•        expanding marketing channels and deepening end customer outreaches;

•        staying abreast of the evolving industry demands and market developments and catering to consumers’ changing tastes;

•        developing and applying technologies necessary to support our expanded operations;

•        effectively managing our supply chain;

•        responding to changes in the regulatory environment;

•        exploring new market opportunities such as new monetization channels; and

•        addressing other challenges resulting from our expansion.

All efforts to address the potential challenges on our way to expansion require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively or timely address operating difficulties and challenges to keep up with our growth. If we are unable to successfully address these difficulties, risks and uncertainties, our business, financial conditions and results of operations could be materially and adversely affected.

Our business depends on the continued success of our growing brand portfolio and if we fail to maintain and expand our brand portfolio, including our private label offerings, or maintain and enhance our brand recognition, our business, results of operations and prospects may be harmed.

We depend on our brand portfolio to scale our business, attract and retain our brand partners and customers. We have devoted significant resources to and incurred large amount of expenses on sourcing, maintaining, promoting and expanding our brands, we cannot assure you that these efforts will be successful. In addition, maintaining and enhancing the recognition of our brands are also key to our success, which could be affected by various factors, including the effectiveness of our brand marketing strategy, publicity about our business, quality of products offered under the brands as well as preference of consumers, certain of which are beyond our control. Any failure to maintain and expand our brand portfolio or maintain and enhance our brand recognition could have a material and adverse effect on our business, results of operations and prospects.

Our product supply chain is essential to our business and is subject to risks associated with demands, forecasting, timely supplying and warehousing, as well as maintaining relationship with our suppliers.

We largely depend on our supply chain management capabilities to minimize our inventory risks, maintain our short turnaround time and improve our operational efficiency. However, our demand forecast may not be accurate, which could result in inventory write-offs or inventory shortages. Even if we are able to make accurate demand forecast, our product supply chain may not be able to meet our demand on a timely basis due to unexpected reasons, including but not limited to delays in manufacturing. In addition, warehouses that we operate may not have sufficient capacity to process orders efficiently. Our ability to adequately store, maintain, and deliver our products is critical to our business. Keeping our food products frozen and/or refrigerated at specific temperatures maintains food safety. In the event of extended power outages, labor disruptions, natural disasters or other catastrophic occurrences, failures of the refrigeration systems in our third-party warehouses or delivery trucks, or other circumstances, our inability to store inventory at refrigerated and/or freezing temperatures could result in significant product inventory losses, as well as increased risk of food-borne illnesses and other food safety incidents. Improper handling or storage of food by a customer, without any involvement or fault of ours or our retail customers, could result in food-borne illnesses, which could result in negative publicity and harm to our brand and reputation. Further, we contract with third-party warehousing and logistics companies to conduct certain processes and operations on our behalf. Any failure by these business partners to adequately store, maintain, or transport our products could negatively impact the safety, quality and merchantability of our products and the experience of our customers. The occurrence of any of these risks could materially adversely affect our business, reputation, financial condition, and operating results.

Although we believe our supply chain has capacity to support our current operation, we cannot guarantee our supply chain will be adequate to support our expanded business in the future. Thus, if we fail to manage our supply chain in line with our business expansion, our business, prospects, financial condition and results of operations may suffer.

A shortage of qualified labor could negatively affect our business and materially reduce earnings.

The future success of our operations, including the achievement of our strategic objectives, depends on our ability, and the ability of third parties on which we rely to supply and to deliver our products, to identify, recruit, develop and retain qualified and talented individuals. As a result, any shortage of qualified labor could significantly and adversely affect our business. Employee recruitment, development and retention efforts that we or such third parties undertake may not be successful, which could result in a shortage of qualified individuals in future periods. Any such shortage could decrease our ability to effectively serve our customers and achieve our strategic objectives. Such a shortage would also likely lead to higher wages for employees (or higher costs to purchase the services of such third parties) and a corresponding reduction in our results of operations.

Unfavorable macroeconomic conditions in the U.S. may adversely affect our business, financial condition and results of operations.

Our operating results may be substantially affected by the operating and economic conditions in the regions in which we operate. Economic conditions can affect us in the following ways:

•        A reduction in discretionary spending by consumers could adversely impact sales of Asian food and non-alcoholic beverage products. Future economic conditions affecting disposable consumer income, such as employment levels, business conditions, changes in housing market conditions, the availability of consumer credit, inflation, interest rates, tax rates and fuel and energy costs, could reduce overall consumer spending.

•        Food cost and fuel cost inflation experienced by consumers can lead to reductions in the frequency of and the amount spent by consumers for our products, which could negatively impact our business by reducing demand for our customer’s products and the supply chain and distribution services we provide them.

•        Heightened uncertainty in the financial markets negatively affects consumer confidence and discretionary spending, which can cause disruptions with our customers and suppliers.

•        Liquidity issues and the inability of our customers to consistently access credit markets to obtain cash to support their operations can cause temporary interruptions in our ability to conduct day-to-day transactions involving the collection of funds from such customers.

•        Liquidity issues and the inability of suppliers to consistently access credit markets to obtain cash to support their operations can cause temporary interruptions in our ability to obtain our products and supplies needed by us in the quantities and at the prices requested.

In addition, our existing operations are primarily in the U.S. The geographic concentration of our operations creates an exposure to economic conditions in the U.S. and any financial downturn in the U.S. could materially adversely affect our financial condition and results of operations.

Global health developments and economic uncertainty resulting from pandemics, such as the COVID-19 pandemic, and governmental action related thereto, may adversely affect, our business, financial condition and results of operations.

The impact of pandemics may have an adverse impact on numerous aspects of our business, financial condition and results of operations including, our growth, product costs, supply chain disruptions, labor shortages, logistics constraints, customer demand for our products and industry demand generally, consumer spending, our liquidity, the price of our securities and trading markets with respect thereto, and the global economy and financial markets generally. We cannot predict the duration of future pandemics or future governmental regulations or legislation that may be passed as a result of ongoing or future outbreaks. The impact of pandemics and the enactment of additional governmental regulations and restrictions may further adversely impact the global economy, the food, non-alcoholic beverage and home improvement industry, and our business specifically, despite prior or future actions taken by us.

We are dependent upon the timely delivery of products from our vendors. Prolonged diminution of global supply chains may impact the availability and price stability of future food supplies, which may in turn adversely impact our business.

The global supply chain, ranging from consumer goods, electronics, and industrial raw materials to food supplies, was negatively impacted by the COVID-19 pandemic, shipping bottlenecks, and rapidly rising freight costs. We import the majority of our products. Production is widely dispersed internationally and we depend on manufacturers of our products to timely deliver these components of our inventory in quantities sufficient to meet customer demand. Any disruptions or delays in our supply chains as a result of labor shortages, commodity shortages, or inefficiencies in distribution or logistical services could cause delays in the shipment or delivery of products customers. Any prolonged diminution of global supply chains may impact the availability and price stability of supplies for our products, which may in turn adversely impact our business.

If we cannot successfully manage the unique challenges presented by international markets, we may not be successful in our international operations and our sales and profitability may be negatively impacted.

Our ability to successfully conduct supply chain operations in, and source products and materials from, international markets is affected by many of the same risks we face in our U.S. operations, as well as unique costs and difficulties of managing international operations. Our international operations, including any expansion in international markets, may be adversely affected by local laws and customs, U.S. laws applicable to foreign operations and other foreign legal and regulatory constraints, as well as political, social and economic conditions. Risks inherent in international operations also include, among others, potential adverse tax consequences; international trade disputes, trade policy changes or potential tariffs and other import-related taxes and controls; inability to sell certain products due to customs actions, including regulatory enforcement inquiries, holds, detentions, and exclusions; greater difficulty in enforcing intellectual property rights; limitations on access to ports; risks associated with the Foreign Corrupt Practices Act and local anti-bribery law compliance; geopolitical or military conflicts or acts of war such as the conflicts in Ukraine and the Middle East, as well as any related sanctions or other government or private responses; compliance with forced labor laws; compliance with environmental and responsible sourcing laws and regulations; and challenges in our ability to identify and gain access to local suppliers. For example, trade tensions between the U.S. and China have led to a series of significant tariffs on the importation of certain products. As a portion of our products are sourced, directly or indirectly, outside of the U.S., major changes in tax or trade policies, tariffs or trade relations could adversely impact the cost of, demand for, and profitability of product sales in our U.S. locations. Other countries may also change their business and trade policies in anticipation of or in response to increased import tariffs and other changes in U.S. trade policy and regulations. In addition, our operations in international markets create risk due to foreign currency exchange rates and fluctuations in those rates, which may adversely impact our sales and profitability. While the conflicts in Ukraine and the Middle East have not directly impacted the Company to date, we continue to monitor the impacts of such conflicts and their potential effects on the world economy and global supply chain which on a go-forward basis could impact our operations, sales and profitability.

Our relationships with customers may be materially diminished or terminated. The loss of customers could adversely affect our business, financial condition, and results of operations.

We have maintained long-standing relationships with a number of our customers. However, those customers could unilaterally terminate their relationship with us or materially reduce the amount of business they conduct with us at any time. Our customers may shift their purchase orders from us to other competitors due to market competition, change of customer requirements and preferences, or because of the customer’s financial condition. There is no guarantee that we will be able to maintain relationships with any of our customers on acceptable terms, or at all. The loss of a number of customers could adversely affect our business, financial condition, and results of operations.

We rely on technology in our business and any cybersecurity incident, other technology disruption or delay in implementing new technology could negatively affect our business and our relationships with customers.

We use technology in our business operations, and our ability to serve customers most effectively depends on the reliability of our technology systems. We use software and other technology systems, among other things, to generate and select orders, to make purchases, to manage warehouses and to monitor and manage our business on a day-to-day basis. Further, our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers’ and suppliers’ personal information, private information about employees, and financial and strategic information about us and our business partners.

These technology systems are vulnerable to disruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, espionage, cyber-attacks, viruses, theft and inadvertent releases of information. Any such disruption to these software and other technology systems, or the technology systems of third parties on which we rely, the failure of these systems to otherwise perform as anticipated, or the theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability and competitive disadvantage, any or all of which could potentially adversely affect our customer service, decrease the volume of our business and/or result in increased costs and lower profits.

A significant cybersecurity incident involving our cybersecurity infrastructure may result from actions by our employees, suppliers, third-party administrators, or unknown third parties or through cyber-attacks. The risk of such an incident can exist whether software services are in our technology systems or are in cloud-based software services. Intrusions and other incidents have occurred, and may occur again, in our systems and in the systems of our suppliers and third-party administrators. Any such incident could result in operational impairments, significant harm to our reputation and financial losses.

A significant cybersecurity incident could affect our data framework or cause a failure to protect the personal information of our customers, suppliers or employees, or sensitive and confidential information regarding our business and could give rise to legal liability and regulatory action under data protection and privacy laws. Any such cybersecurity incident involving our or our suppliers’ cybersecurity infrastructure could have a material adverse effect on our business, results of operations and financial condition.

Further, as we pursue our strategy to grow our businesses and pursue new initiatives that improve our operations and cost structure, we are also expanding and improving our information technology, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess and identify cybersecurity risks associated with new initiatives, we may become increasingly vulnerable to such risks. Information technology systems continue to evolve and, in order to remain competitive, we need to implement new technologies in a timely and efficient manner. Investments will continue to be made in attracting, retaining, and training our human capital to remain current on the ever-changing industry best practices related to information security. If our competitors implement new technologies more quickly or successfully than we do, such competitors may be able to provide lower cost or enhanced services of superior quality compared to those we provide, which could have an adverse effect on our results of operations.

We may be unable to protect or maintain our intellectual property, which could result in customer confusion, a negative perception of our brand and adversely affect our business.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Failure to protect our trademark rights could cause customer confusion or negatively affect customers’ perception of our brand, services and products, and eventually adversely affect our sales and profitability. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liability, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have a material adverse effect on our business, results of operations and financial condition.

If we are unable to renew or replace our current leases on favorable terms, or any of our current leases are terminated prior to expiration of their stated terms, and we cannot find suitable alternate locations, our operations and profitability could be negatively impacted.

We currently have leases for our offices, showrooms and some of our warehouses. Our ability to re-negotiate favorable terms on an expiring lease or to negotiate favorable terms for a suitable alternate location, and our ability to negotiate favorable lease terms for additional locations, could depend on conditions in the real estate market, competition for desirable properties, our relationships with current and prospective landlords, and/or other factors that are not within our control. Any or all of these factors and conditions could negatively impact our growth and profitability.

Failure to retain our senior management and other key personnel may adversely affect our operations.

Our success is substantially dependent on the continued service of our senior management and other key personnel. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand and culture, and our reputation with suppliers and customers. The loss of the services of any of these executives and other key personnel could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause our stock price to decline. The loss of key employees could negatively affect our business.

If we are unable to attract, train and retain employees, we may not be able to grow or successfully operate our business.

The food and non-alcoholic beverage and home improvement product supply chain and distribution industry is labor intensive. Our success depends in part upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and are able to represent our brand effectively and establish credibility with our business partners and customers. Our ability to meet our labor needs, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force of the regions in which we are located, unemployment levels within those regions, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation.

In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, causing our customer service to suffer, while increasing our wages could cause our profits to decrease. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, results of operations and financial condition.

Changes in and enforcement of immigration laws could increase our costs and adversely affect our ability to attract and retain qualified employees.

Federal and state governments from time to time implement immigration laws, regulations or programs that regulate our ability to attract or retain qualified foreign employees. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome or reduce the availability of potential employees. Although we have implemented, and are in the process of enhancing, procedures to ensure our compliance with the employment eligibility verification requirements, there can be no assurance that these procedures are adequate and some of our employees may, without our knowledge, be unauthorized workers. The employment of unauthorized workers may subject us to fines or civil or criminal penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that negatively impacts our brand and makes it more difficult to hire and keep qualified employees. We may be required to terminate the employment of certain of our employees who are determined to be unauthorized workers. The termination of a significant number of employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in adverse publicity. Our financial performance could be materially harmed as a result of any of these factors.

Potential labor disputes with employees and increases in labor costs could adversely affect our business.

A considerable amount of our operating costs are attributable to labor costs and, therefore, our financial performance is greatly influenced by increases in wage and benefit costs. As a result, we are exposed to risks associated with a competitive labor market. Rising health care costs and the nature and structure of work rules will always be important issues. Any work stoppages or labor disturbances as a result of employee dissatisfaction with their current employment terms could have a material adverse effect on our financial condition, results of operations and cash flows. We also expect that in the event of a work stoppage or labor disturbance, we could incur additional costs and face increased competition.

We may incur significant costs to comply with environmental laws and regulations, and we may be subject to substantial fines, penalties and/or third-party claims for non-compliance.

Our operations are subject to various federal, state, and local laws, rules and regulations relating to the protection of the environment, including those governing:

•        the discharge of pollutants into the air, soil, and water;

•        the management and disposal of solid and hazardous materials and wastes;

•        employee exposure to hazards in the workplace; and

•        the investigation and remediation of contamination resulting from releases of petroleum products and other regulated materials.

We may incur substantial costs, including fines or penalties and third-party claims for property damage or personal injury, as a result of any violations of environmental or workplace safety laws and regulations or releases of regulated materials into the environment. In addition, we could incur investigation, remediation and/or other costs related to environmental conditions at our currently or formerly owned or operated properties.

Litigation may materially adversely affect our business, financial condition and results of operations.

From time to time, we may be party to various claims and legal proceedings. We evaluate these claims and proceedings to assess the likelihood of unfavorable outcomes and to estimate, if probable and estimable, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates.

Even when not merited, the defense of these lawsuits or legal proceedings, including potential securities litigation and/or other legal actions, is expensive and may divert management’s attention, and we may incur significant expenses in defending these lawsuits or legal proceedings. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could negatively impact our financial position, cash flows or results of operations.

The U.S. government is currently imposing increased tariffs on certain products imported into the U.S., including products imported from China, which may have an adverse impact on our future operating results.

We sell our products based on the cost of such products plus a percent markup. The U.S. government has imposed and continues to propose increased tariffs on certain products imported into the U.S., including products imported from China. Some of our imported products and imported products purchased from domestic brokers are subject to these increased tariffs and accordingly, our purchase costs have increased and may increase further. We may determine to increase our sales prices in order to pass these increased costs to our customers. In the event we determine to take such action, our customers may reduce their orders from us, which could negatively affect our profitability and operating results.

Severe weather, natural disasters and adverse climate changes, as well as the legal, regulatory or market measures being implemented to address climate change, may materially adversely affect our financial condition and results of operations.

Severe weather conditions and other natural disasters in areas where our distribution network covers or from which we obtain the products we sell may materially adversely affect our operations and our product offerings and, therefore, our results of operations. Such conditions may result in physical damage to, or temporary or permanent closure of, one or more of our distribution centers, an insufficient work force in our market regions and/or temporary disruption in the supply of products, including delays in the delivery of goods to our warehouses and/or a reduction in the availability of products in our offerings. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops may materially adversely affect the availability or cost of certain products within our supply chain. Any of these factors may disrupt our businesses and materially adversely affect our financial condition, results of operations and cash flows.

There is an increased focus around the world by regulatory and legislative bodies at all levels towards policies relating to climate change and the impact of global warming, including the regulation of greenhouse gas (GHG) emissions, energy usage and sustainability efforts. Increased compliance costs and expenses due to the impacts of climate change on our business, as well as additional legal or regulatory requirements regarding climate change or designed to reduce or mitigate the effects of carbon dioxide and other GHG emissions on the environment, may cause disruptions in, or an increase in the costs associated with, the running of our business, particularly with regard to our distribution and supply chain operations. Moreover, compliance with any such legal or regulatory requirements may require that we implement changes to our business operations and strategy, which would require us to devote substantial time and attention to these matters and cause us to incur additional costs. The effects of climate change, and legal or regulatory initiatives to address climate change, could have a long-term adverse impact on our business and results of operations.

Our business may be affected by the impacts of unfavorable geopolitical events or other market disruptions on consumer confidence and spending patterns.

Our net sales, profit, cash flows and future growth may be affected by negative local, regional, national or international political or economic trends or developments that reduce consumers’ ability or willingness to spend, including the effects of national and international security concerns such as war, terrorism or the threat thereof. Conflicts such as the Russian invasion of Ukraine in February 2022 and the financial and economic sanctions and other measures imposed by the European Union, the U.S., and other countries and organizations in response thereto create market disruption and volatility and instability in the geopolitical environment. The extent to which this or similar conflicts escalate and the resulting impact on the global market remains uncertain. We monitor such conflicts, but do not, and cannot, know if any such ongoing geopolitical conflicts will result in broader economic and security concerns or in material implications for our business. These events could have a material adverse effect on our customers, our business partners and our third-party suppliers.

Our current indebtedness may adversely affect our liquidity position and ability of future financing.

As of the date of this prospectus, we have $600,000 in third party financing (including short-term loan of $500,000 and long-term loan of $100,000) outstanding and $1,218,768 in unsecured promissory notes to related parties outstanding, which could adversely affect our cash flow, our ability to raise additional capital or obtain financing in the future, or react to changes in business and repay other debts. We may not be able to generate a sufficient amount of cash needed to pay interest and principal on our debt facilities or refinance all or a portion of our indebtedness, due to a number of factors, including significant change of economic conditions, market competition, weather conditions, natural disaster, and failure to execute our business plan.

Food and Non-Alcoholic Beverages

Our industry is characterized by low margins, and periods of significant or prolonged inflation or deflation affect our product and operational costs, which may negatively impact our profitability.

The food and non-alcoholic beverage supply chain and distribution industry is characterized by relatively high inventory turnover with relatively low profit margins. Volatile food costs have a direct impact on our industry. During 2023, our industry experienced significantly elevated commodity and supply chain costs including the cost of labor, sourced goods, energy, fuel and other inputs necessary for the distribution of food and non-alcoholic beverage products, and elevated levels of inflation may continue or worsen and contribute to loss of revenue and gross profit margin in particular product categories. Our business and results of operations may be adversely affected if we are unable to adjust to these rising cost and inflationary pressures.

Periods of significant product cost inflation or deflation may adversely affect our results of operations if we are unable to pass on all or a portion of such product cost increases to our customers in a timely manner. In addition, periods of rapidly increasing inflation may adversely affect our business due to the impact of such inflation on discretionary spending by consumers and our limited ability to increase prices in the current, highly competitive environment.

Competition may increase in the future, which may adversely impact our margins and ability to retain customers, and make it difficult to maintain our market share, growth rate and profitability.

The Asian food and non-alcoholic beverage supply chain and distribution industry, as a whole, in the U.S. is fragmented and highly competitive, with local, regional, multi-regional distributors, and specialty competitors. With the growing demand for Asian cuisines, others are operating, or may begin operating in this niche market in the future. Those potential competitors include: (i) national and regional foodservice distributors, (ii) local wholesalers and brokers, (iii) food retailers, and (iv) farmers’ markets. The national and regional distributors are experienced in operating multiple distribution locations and expanding management, and they have greater marketing and financial resources than we do. Even though they currently offer only a limited selection of Asian specialty foods, they may be able to devote greater resources to sourcing, promoting and selling their products if they choose to do so. Conversely, the local wholesalers and brokers are small in size with a deep understanding of local preferences, but their lack of scale results in high risk and limited growth potential.

If more competitors enter this market segment in the future, our operating results may be negatively impacted through a loss of sales, reduction in margins from competitive price changes, and/or greater operating costs, such as marketing costs, due to the increase of competition.

Disruption of relationships with vendors could negatively affect our business. Suppliers may increase product prices, which could increase our product costs.

We purchase our food and non-alcoholic beverage items and related products from directly from manufacturers. If our manufacturer fails to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms.

The purchase prices of our products vary from time to time, which is subject to market conditions and negotiation with our suppliers. We may not always be able to mitigate the impact of these price fluctuations, and our performance results could be adversely affected by such fluctuations.

As a food and non-alcoholic beverage distributor, it is necessary for us to maintain an inventory of products that may have declines in product pricing levels between the time we purchase the product from suppliers and the time we sell the product to customers, which could reduce the margin on that inventory, adversely affecting our results of operations.

Changes in consumer eating habits could materially and adversely affect our business, financial condition, and results of operations.

We provide supply chain and distribution services primarily related to Asian food and non-alcoholic beverage products. Changes in consumer eating habits (such as a decline in portion sizes, or a shift in preferences toward western foods) could reduce demand for our customer’s products and the services we provide them. Consumer eating habits could be affected by a number of factors, including attitudes regarding diet and health or new information regarding the health effects of consuming certain foods. If consumer eating habits change significantly, we may be required to modify or discontinue sales of certain items in our product portfolio, and we may experience higher costs and/or supply shortages associated with our efforts to accommodate those changes as our suppliers adapt to new eating preferences.

Additionally, changes in consumer eating habits may result in the enactment or amendment of laws and regulations that impact the ingredients and nutritional content of our food products, or laws and regulations requiring us to disclose the nutritional content of our food products. Compliance with these laws and regulations, as well as others regarding the ingredients and nutritional content of food products, may be costly and time-consuming. We cannot make any assurances regarding our ability to effectively respond to changes in consumer culture preference, health perceptions or resulting new laws or regulations or to adapt our product offerings to trends in eating habits.

Our operations may be adversely affected by the disruption of logistics services or poor handling of products by third party logistics service providers.

We rely on third party logistics service providers to provide a range of transportation and logistics services, including the delivery of products, some of which are perishable, to our retail stores, warehouse and/or our customers. Any failure to provide on-time delivery or failure to maintain our products in good condition during delivery may have a material adverse impact on our business operations and our reputation. In such event, we be unable to seek full recourse against the logistics service providers in default under the terms of the service contracts or enforce in full any judgments obtained.

Significant portions of our inventory are perishable and vulnerable to spoilage and other loss.

Our operations involve the storage and stocking of a wide range of products with limited shelf life. Due to unexpected material fluctuations or abnormalities in the supply and demand of our products or changes in consumers’ preferences or the introduction of new products in the market, we may experience decrease in demand and overstocking of our products. Our products may also be returned by our customers in large quantities due to, among other things, product quality issues or delayed or incorrect delivery, resulting in shelving of products that may increase the risk of obsolescence.

In addition, certain of our products require specific handling throughout the supply chain. For instance, temperature control is required in warehouse or during the transportation of frozen foods in order to maintain the safety and quality of such products. Any unexpected and adverse changes in the optimal storage conditions or poor handling of products may cause damage to or result in deterioration or contamination of our products. As such, any of the aforesaid events may result in an increased risk of inventory obsolescence.

If we fail to comply with requirements imposed by applicable law and other governmental regulations, we could become subject to lawsuits, investigations and other liabilities and restrictions on our operations that could significantly and adversely affect our business.

We are subject to regulation by various federal, state, and local governments, applicable to food safety and sanitation, ethical business practices, securities, transportation, minimum wage, overtime, other wage payment requirements, employment discrimination, immigration, and human health and safety. While we attempt to comply with all applicable laws and regulations, we cannot represent that we are in full compliance with all applicable laws and regulations or interpretations of these laws and regulations at all times or that we will be able to comply with any future laws, regulations or interpretations of these laws and regulations. If we fail to comply with applicable laws and regulations, we may be subject to investigations, criminal sanctions or civil remedies, including fines and injunctions. The cost of compliance or the consequences of non-compliance, including debarments, could have an adverse effect on our results of operations. In addition, governmental units may make changes in the regulatory frameworks within which we operate that may require us to incur substantial increases in costs in order to comply with such laws and regulations.

If the products distributed by us are alleged to have caused injury or illness, or to have failed to comply with governmental regulations, we may need to recall our products and may experience product liability claims.

We, like any other food and non-alcoholic beverage distributor, may be subject to product recalls, including voluntary recalls or withdrawals, if the products we distribute are alleged to have caused injury or illness, to have been mislabeled, misbranded, or adulterated or to otherwise have violated applicable governmental regulations. We may also choose to voluntarily recall or withdraw products that we determine do not satisfy our quality standards, whether for taste, appearance, or otherwise, in order to protect our brand and reputation. Any future product recall or withdrawal that results in substantial and unexpected expenditures, destruction of product inventory, damage to our reputation, and/or lost sales due to the unavailability of the product for a period of time, could materially adversely affect our results of operations and financial condition.

We also face the risk of exposure to product liability claims in the event that the use of products sold by us are alleged to have caused injury or illness. We cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Further, even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image.

Our product liability insurance plans may not continue to be available at a reasonable cost or, if available, may not be adequate to cover all of our liabilities. We generally seek contractual indemnification and insurance coverage from parties supplying products to us, but this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by such suppliers. If we do not have adequate insurance or contractual indemnification available, product liability relating to defective products could materially adversely affect our results of operations and financial condition.

Increased commodity prices and availability may impact profitability.

Many of our products include ingredients such as wheat, corn, oils, sugar, and other commodities. Commodity prices worldwide have been increasing. While commodity price inputs do not typically represent the substantial majority of our product costs, any increase in commodity prices may cause our vendors to seek price increases from us. We may not be able to mitigate vendor efforts to increase our costs, either in whole or in part. In the event we are unable to mitigate potential vendor price increases, we may in turn consider raising our prices, and our customers may be deterred by any such price increases. Our profitability may be impacted through increased costs to us which may affect our gross margins, or through reduced revenue as a result of a decline in the number and average size of customer transactions.

A Substantial Percentage of Our Revenue Is Dependent on One Customer.

A large portion of our revenues is dependent on one customer, Costco Wholesale Corporation (“Costco”). For the years ended April 30, 2024, and 2023, Costco accounted for approximately 19% and 39% of our total sales, respectively. Further, we do not have a long-term purchase contract with Costco. The loss of Costco as a customer may materially and adversely affect our revenues. Additionally, a reduction in purchase orders for some or all of our products from any particular customer may materially and adversely affect our revenues. For the year ended April 30, 2024, we experienced a decrease in sales from food import and distribution compared to the year ended April 30, 2023, primarily due to a 46% reduction in purchase orders from Costco, one of our largest customers, for White Rabbit ice cream.

Home Improvement

Loss of one or more of our manufacturers or our failure to timely identify and establish relationships with new co-manufacturers could harm our business and impede our growth.

We currently rely on three of our manufacturers to provide us with our product, and the loss of Hong Sheng (Vietnam) Industry Company Limited (“Hong Shen”) would have a material impact on our business as Hong Shen supplies approximately sixty percent (60%) of our home improvement products. We do not have manufacturing agreements with them and are based on purchase orders. Volumes produced under each of these purchase order can fluctuate significantly based on their production capacity, and other factors, none of which are under our direct control. Any of the manufacturers with whom we do not have a written contract could seek to alter or terminate its relationship with us at any time, leaving us with periods during which we have limited or no ability to manufacture our products. If we need to replace a manufacturer, there can be no assurance that additional capacity will be available when required on acceptable terms, or at all.

An interruption in, or the loss of operations at, one or more of our manufacturers’ facilities, which may be caused by work stoppages, labor shortages, strikes or other labor unrest, production disruptions, product quality issues, local economic and political conditions, restrictive governmental actions, border closures, disease outbreaks or pandemics (such as COVID-19), the outbreak of hostilities, acts of war, terrorism, fire, earthquakes, severe weather, flooding or other natural disasters at one or more of these facilities, could delay, postpone or reduce production of some of our products, which could have a material adverse effect on our business, results of operations and financial condition until such time as such interruption is resolved or an alternate source of production is secured.

We believe there are a limited number of competent, high-quality manufacturers in the industry that meet our strict quality and control standards, and as we seek to continue to obtain additional or alternative manufacturer arrangements in the future, there can be no assurance that we would be able to do so on satisfactory terms, in a timely manner, or at all. Additionally, as we expand our operations, we will need to further develop relationships with manufacturers overseas to meet sales demand, and there can be no assurance that we will be able to successfully do so. Therefore, the loss of one or more manufacturers, any disruption or delay at a manufacturer or any failure to identify and engage new manufacturers for our products could delay, postpone or reduce production of our products, which could have a material adverse effect on our business, results of operations and financial condition.

We may be harmed by negative publicity.

We operate in highly competitive industries, and there are other companies in the market that offer similar products. We derive most of our customers through word of mouth, and we rely on the positive feedback of our customers. Thus, customer satisfaction is critical to the success of our business, as this will also result in potential referrals from our existing customers. If we fail to meet our customers’ expectations, there may be negative feedback regarding our products and/or services, which may have an adverse impact on our business and reputation. In the event we are unable to maintain a high level of customer satisfaction, or any customer dissatisfaction is inadequately addressed, our business, financial condition, results of operations and prospects may also be adversely affected.

Our reputation may also be adversely affected by negative publicity in reports, publications such as major newspapers and forums, or any other negative publicity or rumors. There is no assurance that our Group will not experience negative publicity in the future or that such negative publicity will not have a material and adverse effect on our reputation or prospects. This may result in our inability to attract new customers or retain existing customers and may in turn adversely affect our business and results of operations.

We compete with numerous home improvement manufacturers in highly competitive markets. Competition can affect customer preferences, reduce demand for our products, negatively affect our product sales mix, leverage greater financial resources, or cause us to lower prices, any or all of which could adversely affect our financial condition, liquidity or results of operation.

Our markets are highly competitive. We compete for sales of home improvement products with many manufacturers and large-sized wholesale distributors of home improvement products such as cabinets, countertops and flooring as well as with manufacturers who also produce other these products. Some of our competitors have greater financial resources than we do. Competition can reduce demand for our products, negatively affect our product sales mix or cause us to lower prices. Our customers consider our products’ performance, content and styling, as well as customer service and price when deciding whether to purchase our products. Shifting consumer preference in our highly competitive markets whether for performance, product content, styling preferences, or our inability to develop and offer new competitive performance features, could have an adverse effect on our sales. Regulatory action or new product standards could also steer consumers away from our products.

In addition, excess industry capacity for certain products in several geographic markets could lead to industry consolidation and/or increased price competition. We are also subject to potential increased price competition from overseas competitors, which may have lower cost structures.

Our failure to compete effectively through the management of our product portfolio, by meeting consumer preferences and gaining market leadership could have a material adverse effect on our financial condition, liquidity or results of operations.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our net revenues and profitability.

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. New products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of home improvement products such as cabinets, countertops and flooring or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower sales and excess inventory levels, which could have a material adverse effect on our financial condition.

Potential disruptions in supplier payment terms and business operations could adversely affect our cash flow and business.

Our current home improvement business model relies significantly on favorable payment terms with our suppliers. Many of our suppliers provide us with low or no downpayment terms for delivery, and some even allow us to pay the balance due upon the sale of home improvement products. This arrangement supports our liquidity and operational flexibility. However, we could face substantial challenges if suppliers demand higher down payments or if we experience low product turnover.

Several factors could lead suppliers to change their payment terms, including:

•        Economic downturns affecting supplier liquidity;

•        Changes in supplier financial policies or ownership;

•        Increased costs of raw materials impacting supplier cash flow;

•        Supply chain disruptions or delays; and

•        Shifts in market dynamics or competitive pressures.

If suppliers demand higher down payments, we may need to use more of our cash reserves or seek additional financing. This could increase our operational costs and strain our liquidity. Additionally, lower product turnover could delay our ability to pay suppliers, damaging our relationships with them and potentially leading to supply shortages or increased costs.

Significant changes in payment terms or supply chain disruptions could impair our ability to maintain inventory levels, fulfill customer orders, and sustain business operations. This could result in decreased sales, reduced profitability, and harm to our market reputation. Any changes in these conditions could adversely affect our cash flow, business operations, financial condition, and results of operations.

Our business is subject to seasonal influences, and uncharacteristic or significant weather conditions, climate change, natural disasters, as well as other catastrophic events, could impact our operations.

Natural disasters, such as hurricanes, tropical storms, fires, floods, droughts or water scarcity, tornadoes, and earthquakes; unseasonable, unexpected or extreme weather conditions, whether as a result of climate change or otherwise; acts of terrorism or violence, including active shooter situations; public health concerns, such as pandemics and quarantines and related impacts; civil unrest; geopolitical or military conflicts or acts of war, as well as any related sanctions or other government or private responses; or similar disruptions and catastrophic events could have and have on occasion had an adverse effect on our operations or financial performance in a number of ways. These types of events can affect consumer spending and confidence and consumers’ disposable income, particularly with respect to home improvement projects. They can also adversely affect our work force and prevent employees from reaching our facilities. They can, temporarily or on a long-term basis, disrupt or disable operations of portions of our supply chain and distribution network, including causing reductions in the availability of inventory and disruption of utility services.

Furthermore, the long-term impacts of climate change, whether involving physical risks (such as extreme weather conditions) or transition risks (such as regulatory or technology changes) are expected to be widespread and unpredictable. These changes over time could affect, for example, the availability and cost of or demand for certain consumer products, commodities, and energy (including utilities), which in turn may impact our ability to procure certain goods or services for the operation of our business at the quantities and levels we consider optimal.

As a consequence of these or other catastrophic or uncharacteristic events, we may experience interruption to our operations, increased costs, changes in customer behavior or demand, or losses of property, equipment or inventory, which would adversely affect our revenue and profitability.

Uncertainty regarding the housing market, economic conditions, political and social climate, public health issues, and other factors beyond our control could adversely affect demand for our products and services, our costs of doing business, and our financial performance.

Our financial performance depends significantly on the stability of the housing and home improvement markets, as well as general economic conditions, including changes in gross domestic product. Adverse conditions in or uncertainty about these markets, the economy, or the political or social climate could adversely impact, and we believe in some cases has adversely impacted, our customers’ confidence or financial condition, causing them to decide against purchasing home improvement products and services, causing them to delay purchasing decisions, or impacting their ability to pay for products and services. Other factors beyond our control — including unemployment and foreclosure rates; interest rate fluctuations, including central banks’ actions to control inflation; inflation or deflation; fuel and other energy costs; raw material or other shortages; labor and healthcare costs; the availability of financing; the state of the credit markets, including mortgages, home equity loans and consumer credit; changes in tax rates and policy; weather and natural disasters (including the potential impacts of climate change); acts of terrorism or violence, including active shooter situations; public health issues, including pandemics and related impacts; geopolitical or military conflicts or acts of war, as well as any related sanctions or other government or private responses; and civil unrest, could further adversely affect demand for our products and services, our costs of doing business, and our financial performance. If we experience inflation or deflation at a level beyond our ability to respond effectively, we may not be able to adjust prices to sufficiently offset the effects without negatively impacting consumer demand or margins. In an effort to address inflation, central banks have raised interest rates, which has impacted and may continue to adversely impact demand, including influencing in part the shifts in consumer purchasing from big-ticket, more discretionary purchases to smaller, less discretionary purchases.

Our costs of doing business could increase as a result of changes in, expanded enforcement of, or adoption of new federal, state, local or international laws and regulations.

We are subject to various U.S. federal, state and local laws and regulations, as well as international laws and regulations, that govern numerous aspects of our business. In recent years, a number of new laws and regulations have been adopted, there has been expanded enforcement of certain existing laws and regulations by federal, state and local agencies, and the interpretation of certain laws and regulations has become increasingly complex. These laws and regulations, and related interpretations and enforcement activity, may change as a result of a variety of factors, including political, economic or social events. Changes in, expanded enforcement of, or adoption of new federal, state, local or international laws and regulations governing minimum wage or living wage requirements; the classification of exempt and non-exempt employees; the distinction between employees and contractors; other wage, labor or workplace regulations; healthcare; data privacy and cybersecurity; the sale, marketing, sourcing, and pricing of some of our products; transportation, logistics and interstate delivery operations, international trade; supply chain transparency; the sourcing of raw materials, including timber and minerals, used in our products; taxes, including changes to corporate tax rates; restrictions on carbon dioxide and other greenhouse gas emissions; competition and antitrust requirements and enforcement; ESG programs, transparency and reporting, including U.S. federal or state or international regulations; energy costs and consumption; or hazardous waste disposal and other environmental matters could increase our costs of doing business or impact our sales, operations or profitability.

In addition, regulators, customers, investors, employees, and other stakeholders are increasingly focusing on cybersecurity, data privacy, and ESG matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses, heightened risks of litigation and enforcement actions, and increased management time and attention spent complying with or meeting such regulations and expectations. Initiatives and goals within the scope of ESG could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized or face reputational or regulatory risks regarding the accuracy, adequacy or completeness of the disclosure.

The inflation or deflation of commodity and other prices could affect our prices, demand for our products, our sales and our profit margins.

Prices of certain commodity products, including lumber and other raw materials, are historically volatile and are subject to fluctuations arising from changes in domestic and international supply and demand, inflationary or deflationary pressures, labor costs, competition, market speculation, government regulations, tariffs and trade restrictions, natural disasters, geopolitical conflicts, and periodic delays in delivery. For example, conflicts in Europe and the Middle East and the related international responses have exacerbated inflationary pressures, including causing increases in commodity prices, fuel and other energy costs, and shipping costs. Rapid and significant changes in commodity and other prices, such as changes in lumber prices, and our ability to pass them on to our customers or manage them through other processes, may affect the demand for our products, our sales and our profit margins. If product cost inflation increases beyond our ability to control our related costs, we may not be able to adjust prices to sufficiently offset the effect of the various cost increases without negatively impacting consumer demand.

Our Indoor Home Improvement Business is Dependent on a Limited Number of Suppliers.

For the year ended April 30, 2024, two vendors accounted for 43% and 10% of our total purchases, primarily in the Indoor Home Improvement business. Although we believe that we can find other vendors to obtain our supplies, the loss of any one of these vendors could immediately and adversely affect our ability to provide products to our customers.

Risks Related to Our common stock, Preferred Stock and this Offering

The offering price for our common stock may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The offering price for our common stock will be determined by negotiations between us and the underwriters and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our common stock will not decline significantly below the offering price. The financial markets in the United States and other countries have historically and may in the future experience significant price and volume fluctuations. Volatility in the price of our common stock may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock.

Our common stock may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our common stock may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after this offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our common stock may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our common stock. As a result of this volatility, investors may experience losses on their investment in our common stock. Furthermore, the potential extreme volatility may confuse the public perception of the value of our stock, distort the market perception of our stock price, our company’s financial performance, public image, and negatively affect the long-term liquidity of our common stock, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our common stock and understand the value thereof.

You will experience immediate and substantial dilution in the net tangible book value of our common stock purchased.

The offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Consequently, when you purchase our common stock in the offering and upon completion of the offering, you will incur immediate dilution of $[•] per share, based on an assumed offering price of $[•] per share, assuming the underwriters do not exercise the over-allotment option. In addition, you may experience further dilution to the extent that additional shares of common stock are issued upon the exercise of outstanding warrants or options we may grant from time to time.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our shares of common stock, the price of our common stock and trading volume could decline.

The trading market for our common stock may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our common stock and the trading volume to decline.

The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price.

The offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following our offering. If you purchase our common stock in this offering, you may not be able to resell those shares at or above the offering price. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our shares of common stock.

We anticipate that we will use the net proceeds from this offering along with our existing cash and cash equivalents, to fund enhancements to our current supply chain management as well as the development of additional functionalities of our business expansion, expansion of sales and distribution channels in order to reach a broader customer base, talent development and retention, as well as for working capital and other general corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our shares of common stock.

As a “controlled company” within the meaning of the Nasdaq Marketplace Rule 4350(c), we intend to choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public stockholders.

Upon completion of this offering, our chairperson, chief executive officer, and President, Ms. Yin Yan, will beneficially own approximately ____% of the aggregate voting power of our common stock and Series A Super Voting Preferred Stock assuming no exercise of the over-allotment option (or ___% assuming full exercise of the over-allotment option), and we will be deemed a “controlled company” within the meaning of the listing rules of the Nasdaq Capital Market. A “controlled company” may elect to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. These independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. We intend to rely on the “controlled company” exemptions under the Nasdaq Marketplace Rule 4350(c), and our nominating and corporate governance and compensation committees will not consist entirely of independent directors. Accordingly, our stockholders do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Marketplace Rules.

Our status as a controlled company could cause our shares of common stock to be less attractive to certain investors or otherwise harm our trading price. As a result, you would not have the same protection afforded to stockholders of companies that are subject to these corporate governance requirements.

Anti-takeover provisions in our charter documents and Nevada law, along with our status as a “controlled company,” could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Nevada corporation and the anti-takeover provisions of the Nevada Revised Statutes may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. An interested stockholder is a person who, together with the affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) ten percent or more of the Company’s capital stock entitled to vote.

In addition, our Amended and Restated Articles of Incorporation (“Articles of Incorporation”) and Second Amended and Restated Bylaws (“Bylaws”) may discourage, delay, or prevent a change in our management or control over us that stockholders may consider favorable. Our Articles of Incorporation and our Bylaws (i) authorize the issuance of “blank check” preferred stock that could be issued by our Board to thwart a takeover attempt; (ii) provide that vacancies on our Board, including newly created directorships, may be filled by a majority vote of directors then in office, and (iii) provide that the Board shall have the power to amend, modify or repeal the Bylaws.

Further, we are a “controlled company” as defined in the Nasdaq Marketplace Rule 4350(c) because more than 50% of the combined voting power of all of our outstanding common stock is beneficially owned by Ms. Yin Yan. Our status as a controlled company may have an anti-takeover effect of delaying, deferring or preventing a change in control of the Company.

We have 135,000 shares of Series A Super Voting Preferred Stock with super voting rights.

Our capital stock as of the date hereof consists of common stock and Series A Super Voting Preferred Stock. All 135,000 shares of Series A Super Voting Preferred Stock have been issued to Ms. Yin Yan, our chairperson, chief executive officer, and President. Each share of common stock is entitled to one (1) vote and each share of Series A Super Voting Preferred Stock is entitled to one thousand (1,000) votes on any matter on which action of the stockholders of the corporation is sought. Approximately ___% of Ms. Yin Yan’s voting power stems from her holdings of the Series A Super Voting Preferred Stock, or ___% assuming full exercise of the over-allotment option. The Series A Super Voting Preferred Stock will vote together with the common stock.

Our Articles of Incorporation does not provide for any sunset provisions that limit the lifespan of our Series A Super Voting Preferred Stock, including in the case of the death of a Series A Super Voting Preferred Stock shareholder or intra-family transfers of shares of Series A Super Voting Preferred Stock. The holders of Series A Super Voting Preferred Stock shall not be entitled to receive dividends of any kind or be entitled to any liquidation preference. The Series A Preferred Stock shall not be subject to conversion into common stock or other equity authorized to be issued by the Company. The Series A Super Voting Preferred is redeemable at the election of the holder at a redemption price of $0.001 per share. See “Description of Capital Stock” for additional information regarding our Series A Super Voting Preferred Stock.

In addition to the dilutive effect on the voting power and value of our common stock, the foregoing structure of our capital stock may render our common stock ineligible for inclusion in certain securities market indices, and thus adversely affect the price and liquidity of, and public sentiment regarding, our common stock or other securities.

The existence of, and voting rights associated with, our Series A Super Voting Preferred Stock, either alone or in conjunction with certain of the other provisions of our Articles of Incorporation, such as the requirement to have a staggered board, could also have the effect of delaying, deterring or preventing a change in our control or make the removal of our management more difficult.

We cannot predict the impact our multi-class share structure may have on the stock price of our common stock.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of our common stock or in adverse publicity or other adverse consequences. For example, certain index providers have policies that restrict or prohibit the inclusion of companies with multiple-class share structures in certain of their indices, including the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices. However, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our multi-class capital structure will make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. These policies may depress the valuations of publicly traded companies that are excluded from the indices compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make shares of our common stock less attractive to other investors. As a result, the market price of shares of our common stock could be adversely affected.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) having the option of delaying the adoption of certain new or revised financial accounting standards, (iii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) April 30, 2028, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

It is possible that some investors will find our common stock less attractive as a result of the foregoing, which may result in a less active trading market for our common stock and higher volatility in our stock price.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our common stock may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended April 30, 2024 and 2023, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of April 30, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified to date relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures and (iii) a lack of an effective review process by the accounting manager which may lead to material audit adjustments to the financial statements.

Following the identification of the material weaknesses and control deficiencies, we plan to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with the assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors and strengthening corporate governance.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A common stock, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 10-K beginning with our annual report for the fiscal year ending April 30, 2025. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer a smaller reporting company. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Our management and principal stockholders own a significant percentage of our stock and will be able to exert control over matters subject to stockholder approval.

Upon completion of this offering, our chairperson, chief executive officer, and President, Ms. Yin Yan, will beneficially own approximately ____% of the aggregate voting power of our common stock and Series A Super Voting Preferred Stock assuming no exercise of the over-allotment option (or ___% assuming full exercise of the over-allotment option). Approximately ___% of Ms. Yin Yan’s voting power stems from her holdings of the Series A Super Voting Preferred Stock, or ___% assuming full exercise of the over-allotment option. To the extent that Ms. Yan continues to own a significant percentage of the voting power of our common stock, Ms. Yan will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors, amendments of our organizational documents and approval of any merger, sale of substantially all our assets or other significant corporate transactions. This concentration of ownership may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you or other stockholders may feel are in your or their best interest as one of our stockholders.

Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and with the ability to affect adversely stockholder voting power and perpetuate their control over us.

Our Articles of Incorporation allow us to issue shares of preferred stock without any vote or further action by our stockholders. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

After this offering, we will become subject to the periodic reporting requirements of Section 15(d) and 12(b) of the Exchange Act that require us to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs could reduce or eliminate our ability to earn a profit.

Upon consummation of this offering, we will be required to file periodic reports with the SEC pursuant to the Exchange Act and the rules and regulations promulgated thereunder. In order to comply with these requirements, our independent registered public accounting firm will have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel will have to review and assist in the preparation of such reports. The costs charged by these professionals for such services cannot be accurately predicted at this time because factors such as the number and type of transactions that we engage in, and the complexity of our reports cannot be determined at this time and will affect the amount of time to be spent by our auditors and attorneys. However, the incurrence of such costs will obviously be an expense to our operations and thus have a negative effect on our ability to meet our overhead requirements and earn a profit.

The costs of maintaining public company reporting requirements could be significant and may preclude us from seeking financing or equity investment on terms acceptable to us and our stockholders. We estimate these costs to be in excess of $500,000 per year and may be higher if our business volume or business activity increases significantly. If our revenues are insufficient or non-existent, or we cannot satisfy many of these costs through the issuance of shares or debt, we may be unable to satisfy these costs in the normal course of business.

However, for as long as we remain a smaller reporting company, as defined in Item 10(f)(1) of Regulation S-K, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, reduced financial statement disclosure in registration statements, which must include two years of audited financial statements, reduced financial statement disclosure in annual reports on Form 10-K, and exemptions from the auditor attestation of management’s assessment of internal control over financial reporting. We may take advantage of these reporting exemptions until we are no longer a smaller reporting company.

If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, which reflect our current views with respect to future events and financial performance, and any other statements of a future or forward-looking nature constitute “forward-looking statements” within the meaning of the federal securities laws. We intend the forward-looking statements to be covered by the applicable safe harbor under the federal securities laws. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” or the negative of these terms or other similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on the information we have when the statements are made or management’s good faith belief as of that time with respect to future events and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•        our goals and strategies;

•        our future business development, results of operations and financial condition;

•        expected changes in our corporate services income, costs or expenditures;

•        our dividend policy;

•        our expectations regarding demand for and market acceptance of our products and services;

•        our expectation regarding the use of proceeds from this offering;

•        our projected markets and growth in markets;

•        our potential need for additional capital and the availability of such capital;

•        competition in our industry;

•        general economic and business conditions in the markets in which we operate;

•        our ability to meet the Nasdaq Capital Market continued listing requirements;

•        relevant government policies and regulations relating to our business and industry; and

•        assumptions underlying or related to any of the foregoing.

Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus. The factors set forth above under “Risk Factors” and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. We operate in an evolving environment where new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus.

Industry and other Data

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys by third parties, and industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding our industry. Information that is based on estimates, forecasts, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information based on various factors, including those discussed in “Risk Factors.”

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the common stock we are offering will be approximately $[•] million. If the underwriters fully exercise the over-allotment option, the net proceeds of the common stock we sell will be approximately $[10] million. These estimates assume an initial public offering price of $[•] per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. “Net proceeds” is what we expect to receive after deducting the underwriting discount and commission and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, along with our existing cash and cash equivalents, as follows:

•        approximately $[5] million, or ___% of the offering proceeds, to fund development of our supply chain management and additional functionalities of our system;

•        approximately $[2] million, or ___% of the offering proceeds, to fund business expansion through strategic acquisitions and investments. As of the date of this prospectus, no acquisition target has been identified;

•        approximately $[2] million, or ___% of the offering proceeds, to fund expansion of sales and distribution channels in order to reach a broader customer base; and

•        the remaining $[  ] million, or ___% of the offering proceeds, to fund talent development and retention, as well as for working capital and other general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on each allocation. As a result, our management will have significant discretion in the use of any net proceeds and Investors will be relying on the judgment of our management regarding the application of the proceeds.

The principal purpose of this offering is to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. See “Certain Relationships And Related Party Transactions — Other Related Parties Transactions.”

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

MARKET FOR OUR COMMON STOCK AND DIVIDEND POLICY

Market for common stock

Prior to this offering, our common stock has not been traded on an established public trading market, and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. As of _____, 2024, there were 15,004,004 shares of common stock issued and outstanding held by [•] holders of record.

We intend to apply to list our common stock for trading on the Nasdaq Capital Market, under the symbol “MWYN” although there can be no assurance our listing will be approved. We cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends. The payment of dividends, if any, in the future is within the discretion of our Board of Directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

CAPITALIZATION

The following table sets forth our cash and capitalization as of [•]:

•        on an actual basis;

•        on a pro forma as adjusted basis to give effect to the sale of common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, at an assumed initial public offering price of $[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the proceeds therefrom as described in “Use of Proceeds.”

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our financial statements and accompanying notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Capital Stock” sections of this prospectus.

	As of [•]
	Actual(1)	Pro Forma As adjusted (Unaudited)(1)(2)(3)
Cash	$1,364,780	$
Total debt	635,865
Stockholders’ Equity:
common stock, $0.001 par value, 45,000,000 shares authorized, 15,004,004 shares issued and outstanding, actual; and _____ shares outstanding pro forma as adjusted	15,004
Preferred Stock, $0.001 par value, 5,000,000 shares authorized, 135,000 shares issued and outstanding, actual and pro forma as adjusted	135
Additional paid-in capital	2,384,891
Retained earnings	421,417
Total stockholders’ equity:	2,821,447
Total capitalization:	$3,457,312

____________

(1)      The capitalization table has been retroactively adjusted to reflect the effects of the (i) 1.55-for-1 forward stock split of our common stock, and (ii) 4.5-for-1 forward stock split of our Series A Super-Voting Preferred Stock effected on September 9, 2024. Excludes the 3,100,000 shares of common stock reserved for issuance under our 2024 Equity Incentive Plan.

(2)      Reflects the sale of shares of common stock in this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us, and furthermore assuming no exercise of the over-allotment option by the underwriter. Additional paid-in capital reflects the net proceeds we expect to receive after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us.

(3)      If the underwriters’ over-allotment option to purchase additional shares from us were to be exercised in full, pro forma (i) issued and outstanding shares of common stock would be ________, (ii) additional paid-in capital would be $_____ million, (iii) total stockholders’ equity would be $___ million, and (iv) total capitalization would be $______ million.

The pro forma information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

If you purchase common stock in this offering, your interest will be diluted immediately to the extent of the difference between the assumed initial public offering price of $[•] per share (which is the midpoint of the price range set forth on the cover page of this prospectus) and the net tangible book value per share of our common stock immediately upon the consummation of this offering.

Our historical net tangible book value as of [•] was approximately $[•], or $[•] per share. Net tangible book value per share of our common stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of common stock outstanding as of that date.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of [•] shares of common stock in this offering at an assumed initial public offering price of $[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriters’ commissions and estimated offering expenses, our as adjusted net tangible book value as of [•], would have been $[•] million, or $[•] per share. This represents an immediate increase in net tangible book value of $[•] per share to existing stockholders and an immediate dilution in net tangible book value of $[•] per share to purchasers of securities in this offering, as illustrated in the following table:

[•]
	Outstanding	As Adjusted
Assumed initial public offering price per share	$	$
Net tangible book value per share as of [•]	$	$
Increase in net tangible book value per share attributable to new investors	$	$
As adjusted net tangible book value per share as of [•], after giving effect to the offering	$	$
Dilution per share to new investors in the offering	$	$

A $1.00 increase (or decrease) in the assumed initial public offering price of $[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (or decrease) the as adjusted net tangible book value per share after this offering by approximately $[•], and dilution in net tangible book value per share to new investors by approximately $[•] per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each [•] share increase in the number of shares offered by us would increase the as adjusted net tangible book value per share after this offering by $[•] per share and decrease the dilution per share to new investors participating in this offering by $[•] per share, and each [•] share decrease in the number of shares of common stock offered by us in this offering would decrease the as adjusted net tangible book value per share by $[•] per share, and increase the dilution per share to new investors in this offering by $[•] per share, assuming that the assumed initial public offering price per share of $[•] remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The tables above assume no exercise by the Representative of its over-allotment option to purchase additional shares of our common stock from us in this offering. If the Representative exercises its over-allotment option in full to purchase [•] additional shares of common stock in this offering at the assumed offering price of $[•] per share, the adjusted net tangible book value per share after this offering would be $[•] per share, the increase in the adjusted net tangible book value per share to existing stockholders would be $[•] per share and the dilution to new investors purchasing common stock in this offering would be $[•] per share.

To the extent that outstanding exercisable over-allotment options or warrants are exercised, you may experience further dilution.

The following table summarizes, on a pro forma as adjusted basis as of April 30, 2024, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share of common stock paid before deducting the underwriting discounts and commissions and estimated offering expenses.

	Common Stock Purchased			Total Consideration				Average Price Per Share of Common Stock
	Number	Percent		Amount		Percent
Existing stockholders	[•]	[•]	%	US$	[•]	[•]	%	US$	[•]
New investors	[•]	[•]	%	US$	[•]	[•]	%	US$	[•]
Total	[•]	100%		US$	[•]	100%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Common Stock and other terms of this offering determined at pricing.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares that we offer in this offering, and other terms of this offering determined at the time of pricing. In addition, we may choose to raise additional capital due to market conditions or strategic considerations. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with those statements. You should read the following discussion in conjunction with “Selected Historical Financial and Other Data” and our audited consolidated financial statements and related notes which are included elsewhere in this prospectus. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, but not limited to, those described under “Risk Factors” and included in other portions of this prospectus.

Forward-Looking Statements

This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about us that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other Securities and Exchange Commission (“SEC”) filings. References to “we”, “us”, “our,” or the “Company” are to Marwynn Holdings, Inc. and its wholly-owned operating subsidiaries, except where the context requires otherwise.

Overview

Marwynn Holdings, Inc. (“Marwynn” or the “Company”) was incorporated in the state of Nevada, United States of America (“USA”) on February 27, 2024. The Company is a holding company with no material operations of its own, Marwynn conducts substantially all its operations through its wholly-owned subsidiaries FuAn Enterprise, Inc (“FuAn”) and Grand Forest Cabinetry Inc (“Grand Forest”).

FuAn was incorporated in the state of California, USA on April 18, 2016. FuAn is a food and non-alcoholic beverage supply chain company that specializes in connecting businesses between different regions, particularly between Asia and the U.S. FuAn’s comprehensive supply chain services include the sourcing of Asian food, snacks, and non-alcoholic beverages, and distributing branded goods to mainstream markets, grocery stores and wholesale/warehouse clubs in the U.S. In addition, FuAn provides supply chain consulting, and market expansion support for businesses. With a focus on sourcing Asian foods and non-alcoholic beverages, FuAn aims at becoming a leading importer and distributor of premium Asian foods and non-alcoholic beverages to the U.S. markets.

Grand Forest was incorporated in the state of California, USA on February 22, 2021. Grand Forest is an indoor home improvement supply chain provider that focus on providing high-quality kitchen cabinets, flooring, and home improvement products sourced from international suppliers. Grand Forest focuses on sourcing high-quality products from reliable overseas suppliers and distributing them to customers across the U.S.

Key Factors that Affect Our Results of Operations

Operating cost increase after initial public offering

Following our initial public offering, we will be subject to increased operating costs related to our listing on the Nasdaq Capital Market and we are subject to increased costs related to our compliance with Securities Act and Exchange Act periodic reporting annual audit expenses, the legal service expenses, and related consulting service expenses.

Competition

The supply chain industry is highly competitive, with a wide range of players offering various services such as logistics, transportation, warehousing, and distribution. Competitors range from large multinational corporations to small and medium-sized enterprises, each with their own strengths and capabilities. Supply chain disruptions often occur due to natural disasters or geopolitical events. We see talent shortage and skills gap in supply chain management. We also face regulatory compliance and trade restrictions. Security and data privacy are also concerns in global trade as well as fluctuations in exchange rates and raw material prices.

Competition for food import and distribution varies and includes market demand, supplier relationships, logistics and distribution, regulatory compliance and expanding into new markets. Satisfying diverse consumer preferences and staying ahead of trends are imperative.

The home remodeling business is highly competitive, fragmented, and evolving. As a result, competition for customers for our products and services from a variety of retailers, suppliers, service providers, and distributors and manufacturers that sell products directly to their respective customer bases. These competitors range from suppliers like us, to multichannel, to exclusively online retailers. The internet facilitates competitive entry and increases the level of competition we face for customer experience, price transparency, quality, product availability and assortment, and delivery options.

How to Assess Our Performance

In assessing performance, management considers a variety of performance and financial measures, including principal growth in net sales, gross profit and selling, and general and administrative expenses (“G&A expenses”). The key measures that we use to evaluate the performance of our business are set forth below.

Revenues

We derive our revenues primarily from food imports and distribution and sale of home remodeling products.

We accrue estimated sales returns based on historical results together with current product sales performance. The allowance for sales returns at April 30 2024 and 2023, was $205,988 and $113,596, respectively.

Gross Profit

We calculate gross profit as net sales less cost of sales. Gross margin represents gross profit as a percentage of net sales. The components of our cost of sales may not be identical to those of our competitors. As a result, our gross profit and gross margin may not be comparable to similar data made available by our competitors.

Selling, General and Administrative Expenses

Selling expenses mainly consist of advertising and marketing, sales commission and showroom maintenance.

G&A expenses mainly consist of payroll expense, office and auto leasing, contracted labor, food testing, consulting, deprecation and insurance.

Selected Income Statement Items

Revenues

We derive our revenues from (i) Food import and distribution, (ii) Sale of home remodeling products, and (iii) Consulting services. The following table presents our revenue by product and service types and as percentages of our total revenues for the periods presented.

	For the years ended April 30,
	2024		2023		Variance
	USD	Percent	USD	Percent	Amount	Percent
Food import and distribution	$3,107,583	26.07%	$4,383,812	38.95%	$(1,276,229)	(29.11)%
Sale of home remodeling products	8,627,987	72.38%	6,871,644	61.05%	1,756,343	25.56%
Consulting services	185,000	1.55%	—	—	185,000	100%
Total revenues	$11,920,570	100.00%	$11,255,456	100.00%	$665,114	5.91%

Sales from food import and distribution

Sales from food import and distribution accounted for 26.07% and 38.95% of total sale for the years ended April 30, 2024 and 2023, respectively. Sales from food import and distribution decreased by $1,276,229 from $4,383,812 for the year ended April 30, 2023 to $3,107,583 for the year ended April 30, 2024. The decrease in our sales was primarily due to the reduced purchase orders by 46% from Costco, one of our largest customers, particularly in demand for White Rabbit ice cream.

Sales of home remodeling products

Sales of home remodeling products accounted for 72.38% and 61.05% of total sales for the years ended April 30, 2024 and 2023, respectively. Sales from sale of home remodeling products increased by $1,756,343, or 25.56% from $6,871,644 for the year ended April 30, 2023 to $8,627,987 for the year ended April 30, 2024. The increase in our sales was mainly due to the addition of new product types and increased sales for cabinets as a result of our efforts to expand our wholesale business. For the year ended April 30, 2024, we had sales orders of approximately 4,708 pieces, an increase of 1,458 sales orders or 44.86%, compared with 3,250 sales orders in the year ended April 30, 2023.

Consulting services

Consulting services accounted for 1.55% and nil of total revenues for the years ended April 30, 2024 and 2023, respectively. Revenue from consulting services increased by $185,000, or 100.00% from nil for the year ended April 30, 2023 to $185,000 for the year ended April 30, 2024. We started our consulting services business in March 2024 through providing supply chain and brand management services proposals and solutions to customers to help them optimize their inventory management and product distribution strategy, to reduce delivery times, shipping costs and diversify distribution channels.

Costs of Revenues

Cost of revenues consists of merchandise costs, as well as freight, duty, storge and other costs to transport inventory to the Company’s warehouse. Cost of revenues also includes costs for shrinkage, damaged product disposals, packaging and distribution of the products to customers.

We derive our costs from (i) food import and distribution, and (ii) sale of home remodeling products. The following table presents our costs by product stream and as percentages of our total costs for the periods presented.

	For the years ended April 30,
	2024		2023		Variance
	USD	As percentage of total revenues	USD	As percentage of total revenues	Amount	Percent
Food import and distribution	$1,637,583	13.74%	$2,592,478	23.03%	$(954,895)	(36.83)%
Sale of home remodeling products	4,849,898	40.69%	3,723,934	33.09%	1,125,964	30.24%
Consulting services	97,488	0.82%	—	—	97,488	100%
Total cost of revenues	$6,584,969	55.24%	$6,316,412	56.12%	$268,557	4.25%

Cost of revenues from food import and distribution decreased by $954,895, from $2,592,478 for the year ended April 30, 2023, to $1,637,583 for the year ended April 30, 2024. Our cost of revenues from food import and distribution primarily includes inventory costs, storage and freight costs. The decrease in our cost of revenues for food import and distribution was mainly due to decreased sales volume, we had a total 43 orders for the year ended April 30, 2024, a decrease of 18 or 29.5% from 61 orders for the year ended April 30, 2023. We also had reduced storage fees and decreased purchase price. Average purchase price for White Rabbit ice cream was $18.00 per case for the year ended April 30, 2024 compared with $18.77 per case for the year ended April 30, 2023. Additionally, the Company secured a more cost-effective logistics provider, which provided us a lower cost of customs duties and freight costs.

Cost of revenues for sale of home remodeling products increased by $1,125,964, or 30.24%, from $3,723,934 for the year ended April 30, 2023, to $4,849,898 for the year ended April 30, 2024. Our cost of revenues from sale of home remodeling products primarily includes inventory costs, storage, freight costs, damaged product disposals and packaging. The increase in our cost of sales for sale of home remodeling products was mainly due to the increase in our sales volume despite having decreased inventory purchase price and freight costs. Average purchase price for cabinets was $100 – $110 each for the year ended April 30, 2024 compared with $110 – $120 each for the year ended April 30, 2023. Average purchase price for flooring was $32 per box for the year ended April 30, 2024 compared with $38 per box for the year ended April 30, 2023. Average purchase price for marble and quartz was approximately $20 less per piece in the year ended April 30, 2024 compared with April 30, 2023.

Cost of revenues associated with our consulting services was immaterial and primarily consisted of labor costs.

Selling, General and Administrative Expenses

Selling expenses mainly consist of advertising costs, promotion expenses, commission expenses, shipping and delivery expenses, showroom maintenance expenses, and payroll and related expenses for personnel engaged in selling and marketing activities. We expect our selling and marketing expenses as a percentage of total sales to modestly increase in the foreseeable future to achieve high-quality growth.

General and administrative expenses primarily consist of costs for corporate functions, including payroll and related expenses; facilities and equipment expenses such as depreciation and amortization expense, rents, professional fees and utilities costs. We expect our general and administrative expenses as a percentage of total sales to decrease in the foreseeable future as we continue to enhance overall cost control to improve operating margin.

Results of Operations

Comparison of the years ended April 30, 2024 and 2023

The following table summarizes our consolidated results of operations and as percentages of our total sales for the years presented.

	For the years ended April 30,
	2024	% of Sales	2023	% of Sales	Dollar Increase (Decrease)	Percent Increase (Decrease)
Revenues	$11,920,570	100.00%	$11,255,456	100.00%	$665,114	5.91%
Cost of revenues	6,584,969	55.24%	6,316,412	56.12%	268,557	4.25%
Gross profit	5,335,601	44.76%	4,939,044	43.88%	396,557	8.03%
Selling expenses	737,121	6.18%	1,410,225	12.53%	(673,104)	(47.73)%
General and administrative expenses	3,207,995	26.91%	2,513,964	22.34%	694,031	27.61%
Total operating expenses	3,945,116	33.10%	3,924,189	34.86%	20,927	0.53%
Income from operations	1,390,485	11.66%	1,014,855	9.02%	375,630	37.01%
Other income (expense), net	(28,675)	(0.24)%	14,430	0.13%	(43,105)	(298.72)%
Income before income taxes	1,361,810	11.42%	1,029,285	9.14%	332,525	32.31%
Income tax provision	363,735	3.05%	297,883	2.65%	65,852	22.11%
Net income	$998,075	8.37%	$731,402	6.50%	$266,673	36.46%

Revenues

Sales for the years ended April 30, 2024 and 2023 were $11,920,570 and $11,255,456, respectively, an increase of $665,114 or 5.91%. The increase of sales in 2024 was primarily attributed to increased sale of home remodeling products by $1,756,342 and increased consulting service by $185,000, which was partly offset by decreased food imports and distribution by $1,276,228.

We sold 45,124 cases of White Rabbit ice cream with average selling price of $52.10 per case during the year ended April 30, 2024 compared with 86,550 cases with average selling price of $51.48 per case during the year ended April 30, 2023. We imported and distributed new products with total revenue of $0.79 million during the year ended April 30, 2024. We are working with a few large food distributers and vendors in Asia to bring more authentic premium Asia foods to US.

We sold 30,828 cabinets with average selling price of $171.28 each during the year ended April 30, 2024 compared with 13,150 cabinets with average selling price of $212.04 each during the year ended April 30, 2023. We sold 5,730 boxes of flooring with average selling price of $47.97 per box during the year ended April 30, 2024 compared with 5,356 boxes of flooring with average selling price of $53.70 per box during the year ended April 30, 2023. We sold 5,782 pieces of engineered marble or quartz with average selling price of $229.57 per piece during the year ended April 30, 2024 compared with 753 pieces of quartz with average selling price of $439.27 per piece during the year ended April 30, 2023. We did not sell any engineered marble during the year ended April 30, 2023, engineered marble has an average purchase price of $65 per piece. Our average selling price deceased significantly during the year ended April 30, 2024, which was a result of our strategic change of our operations by focusing to develop wholesale customers starting from fiscal year 2024. Selling price to wholesale customers was significantly lower than the selling price to retail customers but the sales quantity for each order was usually larger.

Cost of revenues

	Years Ended April 30,		Change in
	2024	2023	Amount	Percentage
Cost of revenues	$6,584,969	$6,316,412	$268,557	4.25%
Food import and distribution	1,637,583	2,592,478	(954,895)	(36.83)%
Sale of home remodeling products	4,849,898	3,723,934	1,125,964	30.24%
Consulting service	97,488	—	97,488	100%
As a percentage of total revenues	55.24%	56.12%

Cost of revenues for the years ended April 30, 2024, and 2023 was $6,584,969 and $6,316,412, respectively, an increase of $268,557 or 4.25%. The increase of cost of revenues in 2024 was primarily attributed to increased cost from sale of home remodeling products by $1,125,964 or 30.24% resulting from increased sales, which was partly offset by decreased cost from food import and distribution by $857,407 or 33.07%. Cost of revenues as a percentage of revenues for food import and distribution was 52.70% and 59.14%, respectively, for the years ending April 30, 2024 and 2023. Cost of revenues as a percentage of revenues for home remodeling products was 56.21% and 54.19%, respectively, for the years ending April 30, 2024 and 2023. Cost of revenues associated with our consulting services was immaterial and primarily consisted of labor costs.

Gross Profit and Gross Margin

	For the years ended April 30,
	2024		2023
	Gross profit	Profit Margin	Gross profit	Profit Margin
Food import and distribution	$1,470,000	47.30%	$1,791,334	40.86%
Sale of home remodeling products	3,778,089	43.79%	3,147,710	45.81%
Consulting service	87,512	47.30%	—%
Gross profit and gross margin	$5,335,601	44.76%	$4,939,044	43.88%

The gross profit for the years ended April 30, 2024 and 2023 was $5,335,601 and $4,939,044 respectively, an increase of $396,557 or 8.03%. The blended gross profit margin was 44.76% for 2024 compared to 43.88% for 2023. Gross profit margin for food import and distribution increased by 6.44% due to decreased inventory purchase cost and freight costs. Gross profit margin for sale of home remodeling products decreased by 2.02% due to our expansion of wholesale business, for which we offered more discounts to our wholesale customers.

Selling Expenses

The following table summarizes selling expenses:

	For the years ended April 30,		Change in
	2024	2023	Amount	Percentage
Advertising and marketing	$50,025	$115,284	$(65,259)	(56.61)%
Commission	225,565	268,035	(42,470)	(15.84)%
Compensation	—	325,000	(325,000)	(100.00)%
Payroll expense	390,137	573,334	(183,197)	(31.95)%
Trade shows	25,850	5,408	20,442	378.00%
Shipping expenses	36,823	112,946	(76,123)	(67.40)%
Showroom supplies	8,721	10,218	(1,497)	(14.65)%
Total selling expenses	$737,121	$1,410,225	$(637,104)	(47.73)%

As a percentage of total revenues	6.18%	12.53%

Our selling expenses were $737,121 for the year ended April 30, 2024, as compared to $1,410,225 for the year ended April 30, 2023, representing a decrease of $637,104, or 47,73%. The decrease in the selling expense was mainly due to 1) a decreased compensation expense by $325,000 or 100.00% as compared to the same period in 2023. In fiscal year 2023, FuAn’s management decided to make a one-time payment of $325,000 to Fulai Wang, a Stockholder in the Company and spouse of Yin Yan, our chairperson, chief executive officer, and president, as compensation for assisting FuAn in securing an important vendor relationship and helping to successfully launch our products at Costco, and there was no such bonus in fiscal year 2024; 2) decreased payroll expenses by $183,197 or 31.95% as compared to the same period in 2023; 3) decreased advertising and marketing expenses by $65,259 or 56.61% as compared to the same period in 2023; 4) decreased shipping expenses by $76,123 or 67.40% as compared to the same period in 2023 as a result of overall normalization of the shipping cost domestically and internationally from the extreme high shipping and transportation costs during the post-epidemic period; 5) decreased commission expenses by $42,470; which was partly offset by increased trade show expenses by $20,441 or 378.00%. During the year ended April 30, 2024, we attended more trade shows to promote our products and attract wholesale customers instead of doing radio or newspaper and magazine advertising. Selling expenses accounted for 6.18% and 12.53% of our total revenues for the years ended April 30, 2024 and 2023, respectively.

General and Administrative Expenses

The following table summarizes general and administrative expenses:

	For the years ended April 30,		Change in
	2024	2023	Amount	Percentage
Rent expense	$1,353,521	$936,824	$416,697	44.48%
Payroll expense	1,027,121	630,406	396,715	62.93%
Professional fees	120,569	200,404	(79,835)	(39.84)%
Bank service charge including merchant service fees	132,647	107,633	25,014	23.24%
Depreciation and amortization	143,090	98,755	44,335	44.89%
Travel expense	59,168	92,374	(33,206)	(35.95)%
Testing fee	41,175	88,726	(47,552)	(53.59)%
Bad debt expense (reversal)	(37,134)	61,832	(98,966)	(160.06)%
Meal and entertainment expense	34,933	61,154	(26,221)	(42.88)%
Insurance expense	57,048	61,648	(4,600)	(7.46)%
Subcontract labor	50,955	17,928	33,027	184.22%
Due and subscription	47,157	37,457	9,700	25.90%
Office expense	26,823	24,463	2,360	9.65%
Other expenses	150,920	94,360	56,560	59.94%
Total general and administrative expenses	$3,207,995	$2,513,964	$694,031	27.61%

As a percentage of revenues	26.91%	22. 34%

Our general and administrative expenses were $3,207,995 for the year ended April 30, 2024, as compared to $2,513,964 for the year ended April 30, 2023, reflecting an increase of $694,031 or 27.61%. The increase in general and administrative expenses included increased payroll expense and rent expense, which was partly offset by decreased professional fees, travel expenses and insurance expenses. The payroll expense increased by $396,715 or 62.93% as compared to the same period in 2023, the increase was mainly from increased number of employees and increased hourly rate as adjusted to reflect the general inflation. Rent expenses increased by $416,697 or 44.48% as compared to the same period in 2023, which was mainly due to the initiation of the Company’s new office and warehouse lease in 2024. However, the increase in the general and administrative expenses was partly offset by decreased legal and professional fees, travel expenses and insurance expenses. Legal and professional fees decreased by $79,835 or 39.84% as compared to the same period in 2023 due to decreased consulting fees. Travel expenses decreased by $33,206 or 35.95% as compared to the same period in 2023. Insurance expenses decreased by $4,600 or 7.46% as compared to the same period of 2023.

Bad debt reversal was $37,134 for the year ended April 30, 2024, compared to bad debt expense of $61,832 for the year ended April 30, 2023, a decrease of bad debt expense of $98,967 or 160.06%.

General and administrative expenses accounted for 26.91% and 22.34% of our total revenues for the years ended April 30, 2024 and 2023, respectively.

Other income (expense), net

Other expense was $28,675 for the year ended April 30, 2024, compared to other income of $14,430 for the year ended April 30, 2023. For the year ended April 30, 2024, other expenses mainly consisted of interest expense of $27,835, other expense of $1,581, which was partly offset by other income $741. For the year ended April 30, 2023, other income mainly consisted of other income of $39,035, which was partly offset by interest expense of $17,165 and other expense of $7,440.

Income tax provision

Income tax expenses were $363,735 for the year ended April 30, 2024, representing an increase of $65,852 or 22.11% from $297,883 for the year ended April 30, 2023, resulting from increased taxable income in 2024.

Net income

As a result of the above, we had a net income of $998,075 for the year ended April 30, 2024, compared to $731,402 for the year ended April 30, 2023, an increase of $266,673 or 36.46%.

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate adequate amounts of cash to meet current and future needs. We have funded our working capital, operations and other capital requirements in the past primarily by equity financing, borrowing from related parties, cash flow from operations, and bank loans.

In assessing our liquidity, we monitor and analyze our cash on-hand, our ability to generate sufficient revenue sources, the collection of our accounts receivable, our ability to obtain additional financial support in the future, and our operating and capital expenditure commitments. As reflected in our consolidated financial statements, we had cash balance of approximately $1.4 million as of April 30, 2024. We also had accounts receivable balance of approximately $1.4 million, among which approximately $1.0 million or 78.72% has been collected as of the date of this prospectus and the remaining balance is expected to be collected by September 2024.

As of April 30, 2024, we had inventory balance of approximately $4.3 million, which is expected to be sold to customers within the next six months.

As of April 30, 2024, we also recorded a total of approximately $0.64 million loans payable (including approximately $0.5 million short-term loan, approximately $0.1 million long-term loan and $35,865 auto loan). We expect that we will be able to continue borrowing under our existing facilities based on past experience, our good credit history, and well-established relationship with the lenders.

As of April 30, 2024, we had taxes payable of $474,531, primarily due to our increased taxable income. We plan to substantially settle our current tax liabilities when we file the corporate tax returns by September 2024.

As of April 30, 2024, we had due to related parties balance of approximately $1,219,541. The balance of due to related parties was comprised of loans from our related parties and was used for working capital during our normal course of business. Such loans are non-interest bearing and due on demand. On July 31, 2024, we memorialized the remaining balance of these loans in the amount of $1,218,768 into unsecured promissory notes. The unsecured promissory notes are non-interest bearing and due on demand after August 1, 2025, or July 31, 2029 if no demand is made.

Our working capital amounted to approximately $1.4 million as of April 30, 2024.

Currently, we are working to improve our liquidity and capital sources primarily through cash flows from operation, debt financing, and financial support from our principal stockholder. In order to fully implement our business plan and sustain continued growth, we may also seek equity financing from outside investors. Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for our Company to meet its future liquidity and capital requirements for at least 12 months from the issuance date of the consolidated financial statements.

The following table summarizes our cash flows for the years ended April 30,2024 and 2023, respectively.

	2024	2023
Net cash provided by (used in) operating activities	$1,048,810	$(140,557)
Net cash used in investing activities	(377,950)	(58,290)
Net cash provided by financing activities	614,446	172,943
Net Increase (decrease) in cash and cash equivalents	1,285,305	(25,904)
Cash and cash equivalents, beginning of year	79,475	105,379
Cash and cash equivalents, end of year	$1,364,780	$79,475

Net cash Provided by (used in) operating activities

Net cash provided by operating activities was $1,048,810 for the year ended April 30, 2024, mainly derived from (i) net income of $998,075, adjusted for noncash activities to net income including adding-back operating lease expense of $1,027,786, depreciation and amortization expense of $143,090, sales return allowance of $92,392, and subtracting bad debts reversal of $37,134, and change in deferred tax assets of $27,810; (ii) net changes in operating assets and liabilities, principally comprising of a) a decrease in prepaid expenses and other current assets of $287,834, b) an increase in outstanding account payable of $78,232, c) an increase in customer deposits of $155,871, d) an increase in income tax payable of $389,946 and e) an increase in accrued liabilities and other payables of $12,178, which was partly offset by f) an increase in outstanding accounts receivable of $1,057,781, g) an increase in inventory of $74,782, h) an increase in payment of operating lease liabilities of $930,337, and i) an increase in payment of finance lease liabilities of $8,750.

Net cash used in operating activities was $140,557 for the year ended April 30, 2023, mainly derived from (i) net income of $731,402, adjusted for noncash activities to net income including adding-back operating lease expense of $711,936, sales return allowance of $61,814, bad debt expense of $61,832, depreciation and amortization expense of $98,755, and change in deferred tax assets of $212,497; (ii) net changes in operating assets and liabilities, principally comprising of a) an increase in outstanding account receivable of $394,104, b) an increase in inventory of $1,858,374, c) an increase in prepaid expense and other current assets of $68,395, d) an increase in payment of operating lease liabilities of $749,600, e) an increase in payment of finance lease liabilities of $6,377 and f) a decrease in customer deposit of $950,756, which was partly offset by g) an increase in accounts payable of $1,130,653, h) an increase in accrued liabilities and other payables of $793,574, and i) an increase in tax payable of $84,586.

Net cash inflow from operating activities increased by $1,189,367 for the year ended April 30, 2024 compared with the year ended April 30, 2023, mainly resulting from increased net income by $266,673 with changes of non-cash adjustments to net income by $51,490, decreased cash outflow on inventory by $1,783,592, decreased cash outflow on prepaid expenses and other current assets by $356,229, decreased cash outflow on customer deposits by $1,106,627, increased cash inflow on income tax payable by $305,360, which was partly offset by increased cash outflow on accounts receivable by $663,677, increased cash outflow on operating lease liabilities by $180,737, decreased cash inflow on accounts payable by $1,052,421, and decreased cash inflow on accrued liabilities and other payable by $781,396.

Net cash used in investing activities

Net cash used in investing activities was $377,950 for the year ended April 30, 2024, compared to $58,290 in 2023. For the year ended April 30,2024, we purchased fixed assets for $127,950, and acquisition of intangible assets for $250,000. For the year ended April 30, 2023, we purchased of fixed assets for $58,290.

Net cash provided by financing activities

Net cash provided by financing activities was $614,446 for the year ended April 30, 2024, compared to $172,943 in 2023. The net cash provided by financing activities in 2024 was mainly consisted of proceeds from issuance of common and preferred shares of $800,030 and proceeds from bank loan of $500,000, which was partly offset by repayment to stockholders of $666,358 and repayment of auto loan payable of $19,226. The net cash provided by financing activities in 2023 was mainly for the proceeds from auto loan $25,350 and proceeds from stockholders of $147,593.

Debts

Bank Loan Payable

On October 3, 2023, KZS entered a business loan agreement with American First National Bank for $500,000 with a term of 12 months, and variable interest rate that was based on an independent index which was the Wall Street Journal U.S. Prime as published int the Wall Street Journal Money Rates Section. The Company will pay this loan in one payment of all outstanding principal plus all accrued unpaid interest on October 3, 2024. In addition, the Company will pay regular monthly payments of all accrued unpaid interest due as of each payment date beginning on November 3, 2023. For the years ended April 30, 2024 and 2023, the Company recorded and paid $14,275 and nil interest expense for this loan. As of April 30, 2024, $500,000 outstanding loan balance was recorded as a current liability.

Loan from third party

On June 9, 2020, KZS entered into a loan agreement with KZ Kitchen Cabinet & Stone, Inc., an unrelated party whereby KZS borrowed $100,000, with an annual interest rate of 4.75% payable monthly, and the loan principal to be repaid at maturity on June 9, 2025. Upon a breach of the agreement, interest will accrue at a compound rate of 10% per annum and KZ Kitchen Cabinet & Stone, Inc., may declare the unpaid principal balance together with all accrued but unpaid interest thereon and all other sums owed to it under the agreement, immediately due and payable. Following the Reorganization, this loan became an obligation of the Company.

Commitments and Contractual Obligations

The Company’s contractual obligations as of April 30, 2024 are as follows:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	Thereafter
Operating lease liabilities	$5,869,095	$1,197,667	$2,457,686	$1,986,063	$227,679
Financing lease liabilities	12,066	9,653	2,413	—	—
Loan payables	600,000	500,000	100,000	—	—
Auto loan payable	35,865	35,865	—	—	—

Total	$6,517,026	$1,743,185	$2,560,099	$1,986,063	$227,679

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of April 30, 2024 and 2023.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our revenue, income from operations, net income, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Inflation

The annual inflation rate for the United States was 3.4% for the year ended April 30, 2024, and 4.9% for the year ended April 30, 2023 according to Bureau of Labor Statistics. The surge in inflation in 2023 has been influenced, in part, by the low-interest rate environment in the preceding years. Low-interest rates, while often implemented as a monetary policy tool to stimulate economic growth, can contribute to inflationary pressures. When interest rates are kept low for an extended period, borrowing becomes more accessible, encouraging increased spending and investment. However, as monetary authorities address the current inflationary challenges, interest rates are being adjusted upwards. This shift is a conventional strategy to mitigate inflation by making borrowing more expensive, curbing excessive spending and investment.

We do not expect high inflation would result an adverse effect to our business. We continue to monitor inflation, monetary policy changes in response to inflation and potentially adverse effects on our business.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, as an emerging growth company, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for emerging growth companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements and contained in our subsequent filings with the SEC may not be comparable to other public companies.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. These estimates and judgments include, but are not limited to, revenue recognition, sales return allowance, the allowance for bad debt, valuation allowance of deferred tax assets, income taxes, the useful lives of long-lived assets and assumptions used in assessing impairment of long-lived assets. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Although actual amounts may differ from the estimated amounts, such differences are not likely to be material.

Critical Accounting Policies

Accounts Receivable, Net

On May 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (Accounting Standards Codification (“ASC”) 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not they will be required to sell.

The Company adopted ASC 326 and all related subsequent amendments thereto effective May 1, 2023, using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The was no transition adjustment of the adoption of CECL.

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including historical losses, the age of the receivable balance, the customer’s historical payment pattens, its current credit-worthiness and financial condition, and current market conditions and economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of April 30, 2024 and 2023, the Company had allowance for credit losses of $24,698 and $61,832, respectively.

Inventories

Inventories consist of merchandise held for sale and are stated at the lower of cost or net realizable value. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recorded in cost of sales in the consolidated statement of income in the period in which it occurs. Grand Forest and KZS determines inventory costs using the moving weighted average cost method, FuAn determined inventory costs using First-in-First-out method (“FIFO”). The Company records reserves for estimated losses related to shrinkage and other amounts that are otherwise not expected to be fully recoverable. The Company assesses the need for valuation allowances for slow-moving, excess and obsolete inventories by estimating the net recoverable value of such goods based upon inventory category, inventory age, specifically identified items and overall economic conditions.

Revenue Recognition

In accordance with ASC 606, “Revenue from Contracts with Customers,” revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these goods or services. The Company recognizes revenues following the five-step model prescribed under ASU No. 2014-09: (i) identifies contract(s) with a customer; (ii) identifies the performance obligations in the contract; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations in the contract; and (v) recognizes revenues when (or as) it satisfies the performance obligation.

The Company derives its revenues primarily from food importation and distribution, consulting services and sale of home remodeling products.

Food import and distribution

The Company’s food import and distribution revenue consists of sales of authentic premium Asian foods by FuAn. Revenue is recognized at a point in time when products are delivered to the customer. The sales transaction price is indicated in each purchase order with a Deduct from Invoice (“DFI”) discount which automatically reduces per unit cost on invoice, and payment terms are primarily “net 30.” FuAn elected to account for shipping and handling as fulfillment activities, and not as a separate performance obligation. Revenue from the sale of food products is reported net of sales returns and allowance. FuAn estimates future returns based on historical return trends together with current product sales performance.

Home remodeling products

Revenues from the sale of home remodeling products and accessories by Grand Forest and KZS at their stores, is recognized at a point in time when control of merchandise is transferred to the customer. Merchandise can either be picked up in the store or delivered to the customer. For merchandise picked up in the store, control is transferred at the time of the sale to the customer. For merchandise delivered to the customer, control is transferred either when delivery has been completed, or when we have a present right to payment which, for certain merchandise, occurs upon conveyance of the merchandise to the carrier for delivery. Grand Forest and KZS’ payment terms are primarily at the point of sale for merchandise sales. Grand Forest and KZS elected to account for shipping and handling as fulfillment activities, and not as a separate performance obligation. Revenue from the sale of merchandise is reported net of sales returns and allowance. Grand Forest and KZS estimates future returns based on historical return trends together with current product sales performance.

Consulting service revenue

Consulting service revenue primarily consists of service income from providing supply chain and brand management services proposals and solutions to customers to help them optimize their inventory management and product distribution strategy, to reduce delivery times, shipping costs and diversify distribution channels. The Company’s contracts with customers for supply chain and brand management services are fixed-price contracts. The Company also believes that it serves as a principal in this type of transaction because it has the latitude in establishing prices with customers, and is responsible for bearing the related costs to complete the designated services. It normally takes a few months up to one year to complete the designated services. Revenue is recognized over the service period.

Disaggregation of Revenue

The following table provides information about disaggregated revenue by product or service type.

	For the Years Ended April 30,
	2024	2023
Revenue from sales
Authentic premium Asian foods	$3,107,583	$4,383,812
Indoor home improvement products	8,627,987	6,871,644
Total sales revenues	$11,735,570	$11,255,456
Revenue from consulting service	185,000	—
Total revenues	$11,920,570	$11,255,456

Contract Assets and Liabilities

The Company did not have contract assets as of April 30, 2024 and 2023.

Contract liabilities are recognized for contracts where payment has been received in advance of product delivery. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $564,618 and $408,747 as of April 30, 2024 and 2023, respectively, consist primarily of fees received from customers in advance of product delivery. These amounts represented the Company’s unsatisfied performance obligations as of the balance sheet dates. The amounts of revenue recognized in the years ended April 30, 2024 and 2023 that were included in the opening deferred revenue were $408,747 and $1,359,503, respectively.

Income Tax

The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

The Company follows FASB ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

The Company utilizes a two-step approach to recognizing and measuring uncertain income tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating our tax positions and estimating its tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company includes interest and penalties related to its tax contingencies in income tax expense.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In March 2023, the FASB issued ASU 2023-01, Lease (Topic 842): Common Control Arrangements, which clarifies the accounting for leasehold improvements associated with leases between entities under common control (hereinafter referred to as common control lease). ASU 2023-01 requires entities to amortize leasehold improvements associated with common control lease over the useful life to the common control group (regardless of the lease term) as long as the lessee controls the use of the underlying asset through a lease, and to account for any remaining leasehold improvements as a transfer between entities under common control through an adjustment to equity when the lessee no longer controls the underlying asset. This ASU will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. An entity may apply ASU 2023-01 either prospectively or retrospectively. The Company is currently evaluating the impact that the adoption of ASU 2023-01 will have on our consolidated financial statement presentations and disclosures.

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 are effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s consolidated financial statements or related disclosures.

In November 2023, the FASB issued ASU 2023-07, the amendments in the ASU are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

The Company’s management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

BUSINESS

Overview

Marwynn Holdings, Inc., or “Marwynn,” was incorporated on February 27, 2024 in Nevada, as a holding company and operates in two business segments to provide food and beverage supply chain and brand management services, and indoor home improvement products to dealers and retail customers.

Our Services and Products

Food and Beverage Supply Chain and Brand Management Solutions

FuAn is a food and beverage supply chain company that specializes in connecting businesses between different regions, particularly between Asia and the U.S. Currently, FuAn’s comprehensive supply chain services include the sourcing of Asian food, snacks, and non-alcoholic beverages, and distributing the branded goods to mainstream markets, grocery stores and wholesale/warehouse clubs in the U.S. In addition, FuAn provides supply chain consulting, and market expansion support for businesses. With our current focus on sourcing Asian foods and beverages, FuAn aims at becoming a leading importer and distributor of premium Asian foods and beverages to the U.S. markets.

Our supply chain platform specializes in facilitating wholesale (Business-to-Business, “B2B”) with a strong focus on food and non-alcoholic beverage products, particularly Asian food and beverages. By connecting businesses in Asia with those in the U.S. through our wholesale channels, we enhance market reach and streamline the purchasing process. Our supply chain platform enables businesses to easily source products, negotiate deals, and finalize transactions. Leveraging our extensive network and expertise in international trade, we offer seamless and cost-effective supply chain solutions for businesses looking to expand their operations and product offerings.

Typical Flow of our Supply Chain Platform

•        Client Onboarding:

•        We begin with an initial consultation with our business customers to understand their needs, followed by account setup on our internal system. Our website, http://www.fuanus.com, also provides detailed product information.

•        Product Sourcing:

•        Businesses browse our product catalog to select bulk products, while we verify suppliers to ensure quality.

•        We offer a wide variety of Asian food and non-alcoholic beverage products, including specialty items that cater to specific culinary traditions and dietary preferences. Our product catalog includes items such as Asian sauces, seasoning, snacks, ice-creams, as well as pre-cooked food, and beverages.

•        Our sourcing process involves partnering with reputable suppliers across Asia to ensure high-quality and authentic products. We conduct thorough supplier verification and quality checks to maintain our standards.

•        Negotiation and Ordering:

•        Businesses request quotations and negotiate terms, prices, and delivery schedules, then place bulk orders through our platform.

•        Wholesalers benefit from our ability to facilitate bulk purchases, which can reduce costs and streamline the supply chain.

•        Our supply chain platform allows wholesalers to easily source large quantities of products, negotiate favorable terms, and manage their inventory efficiently.

•        Logistics Coordination; Custom and Compliance; Distribution:

•        We coordinate with logistics providers to arrange transportation. We offer comprehensive logistics and distribution services to ensure timely and reliable delivery of products to wholesalers.

•        We manage the complexities of international trade by handling all customs clearance and regulatory compliance. Our team is experienced in navigating the specific requirements for importing food and beverage products, particularly for the U.S. market.

•        We stay up-to-date with changes in import regulations and food safety standards to maintain compliance and avoid disruptions.

•        FuAn has established a robust distribution network that covers major markets in the U.S., including mainstream grocery stores, specialty Asian markets, and foodservice distributors.

•        We handle both ambient and temperature-controlled logistics to preserve the quality and freshness of perishable goods.

•        Post-Delivery Support:

•        We offer quality assurance and post-delivery support with bulk orders. Post-delivery support includes assistance with product issues, returns, and ensuring customer satisfaction.

Our comprehensive approach and deep industry expertise make us a trusted partner for businesses looking to stand out in the competitive food and beverage industry. In addition to our comprehensive B2B services, we provide specific services to clients who may only require certain aspects of our expertise, for example:

•        Logistics and Distribution Services.    We also offer logistics services for businesses. We provide customized and efficient transportation and distribution solutions to move goods between different regions.

•        Supply Chain Consulting.    We provide expert advice and strategies to optimize supply chain processes for businesses. We work closely with clients to refine supply chain processes, improve efficiency, and achieve cost savings through assessments and customized solutions.

•        Brand Management Solutions:    Our brand management solutions include helping clients develop their brand marketing strategy, promotional planning and tracking, product placement and document processing. We help clients review and evaluate sales and assist in decision making.

•        Warehousing Solutions.    We manage storage and distribution facilities to support the flow of goods within the supply chain network. These services include inventory management, security and protection for goods.

•        Cross-Border Trade Facilitation.    We help to simplify the complexities of importing and exporting goods across international borders. Our services include customs clearance, regulatory compliance, and the seamless movement of goods.

•        Technology Integration Services.    We integrate advanced technologies into supply chain operations to enhance efficiency and visibility. Our services offer real-time tracking of shipments, data analytics for informed decision-making, and automated processes for time savings.

Our Products

We purchase, distribute and sell a wide range of food and non-alcoholic beverages through our supply chain platform. We offer the following categories of food and beverage products currently sourced from Asian countries:

Product Category	Products	Brands
Frozen Food	Lychee Ice Cream Bar White Rabbit Ice Cream Japanese Kabayaki Eel Fried Rice Thai Crispy Prawns with Spicy Sauce Thai Garlic Basil Shrimp with Rice Shanghai Scallion Pancakes Buttered Flaky Pancakes	FuAn Food White Rabbit (licensed) FuAn Food FuAn Food YunWei (licensed) YunWei (licensed) YunWei (licensed)
Dry Groceries	Shallot Chili Sauce Daisho Mapo Tofu	FuAn Food Daisho (licensed) FuAn Food
Snacks	Cheese Puffs Roasted Kinako Mochi Puffs Salty Butter + Camembert Cheese Cookie Peanut Butter Biscuits Tempeh Chips	Pasco (licensed) Pasco (licensed) Toyoshima (licensed) Toyoshima (licensed)
Non-Alcoholic Beverages	Calamansi Drink	Dongbei DaBan (licensed)

Our Customers

Our customers at FuAn are primarily wholesalers in the food and beverage industry who rely on our expertise to source premium Asian products and/or to manage their supply chains efficiently. These customers depend on us to provide a consistent supply of high-quality food products, particularly those sourced from Asia and distributed to markets in the U.S. We provide services for wholesalers looking for seamless logistics solutions, ensuring timely delivery and adherence to regulatory requirements. Wholesalers benefit from our extensive network, advanced technology, and reliable inventory management.

For the years ended April 30, 2024 and 2023, one customer accounted for approximately 19% and 39% of the Company’s total sales, respectively. As of April 30, 2024 and 2023, total accounts receivable balance from this customer were nil and $137,461, respectively.

Our Industry

The information presented in this section has been derived from either an industry report, dated August 2024, commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding our industry, or from publicly available secondary data online sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Definition and Classification of Food and Beverage Products

•        Food and Beverage Products refer to all edible and drinkable products that are consumed by humans for nutritional, enjoyment, or hydration purposes. These products can be raw, processed, or prepared and are essential for human survival and well-being. Food and Beverage Products encompass a wide range of items, including staple foods, snacks, meals, drinks, and ingredients used in cooking and food preparation. Food and Beverage can be categorized into packaged and unpackaged products.

•        Packaged food refers to food products that are prepared, processed, and packaged in a way that allows them to be stored for an extended period and sold to consumers in a ready-to-eat or ready-to-cook form. These products are typically packaged in various materials such as plastic, paper, metal, or glass containers, and often have labels providing information about ingredients, nutritional content, and expiration dates. Examples of packaged foods include: (i) snacks and confectionery; (ii) dairy products; (iii) frozen meals and ready-to-eat dishes; (iv) canned and preserved fruits, vegetables, and meats; (v) breakfast cereals and cereal bars; (vi) sauces, dressings, and condiments; (vii) beverages; and (viii) others. The packaged non-alcoholic drinks include ready-to-drink teas, energy drinks, carbonated soft drinks, water, sport drinks, juice and ready-to-drink coffee.

•        Unpackaged food, also known as fresh or whole food, refers to food products that are sold to consumers in their raw or minimally processed form without extensive packaging. These foods are typically sold loose or in bulk and have a shorter shelf life compared to packaged foods. Examples of non-packaged foods include: (i) fresh fruits and vegetables; (ii) raw meat, poultry, and fish; (iii) eggs; (iv) unpackaged baked goods (e.g., bread from a bakery); (v) bulk grains, cereals, and legumes; (vi) fresh herbs and spices; (vii) unpackaged dairy products; and (viii) others.

Market Size of Packaged Food and Non-alcoholic Beverage Supply Chain and Brand Management

Based on the industry report by Frost & Sullivan, the global market for packaged food and non-alcoholic beverage supply chain and brand management solutions has been growing steadily in recent years, driven by the increasing complexity of supply chains, the need for efficiency and transparency, and the importance of brand differentiation in a competitive market. The market size by revenue generated by companies providing supply chain management, brand management, and supply chain finance solutions to the packaged food and non-alcoholic beverage industry has increased from $124.6 billion in 2019 to $149.3 billion in 2023, representing a CAGR of approximately 4.6%.

In the longer term, the market is forecast to reach $207.3 billion by 2028, with a CAGR of 6.6% from 2024 to 2028, supported by the continued evolution of consumer preferences, the increasing importance of data analytics and artificial intelligence in supply chain optimization, and the growing focus on brand authenticity and customer engagement.

Source: Frost & Sullivan

Market Size of Packaged Food and Non-Alcoholic Drinks in the U.S.

Based on the industry report by Frost & Sullivan, the packaged food and non-alcoholic drink market in the United States has experienced steady growth in recent years, driven by factors such as changing consumer preferences, increasing disposable income, and the demand for convenient and on-the-go food options. The market has expanded from $414.0 billion in 2019, and reach an estimated $574.4 billion in 2023, representing a compound annual growth rate (CAGR) of approximately 8.5% between 2019 and 2023, attributed to the ongoing shifts in consumer behavior, such as the increasing preference for healthier and functional food options, the rise of e-commerce and online grocery shopping, and the demand for premium and specialty products.

Looking forward, the U.S. packaged food and non-alcoholic drink market is projected to reach $815.5 billion in 2028, representing a CAGR of approximately 8% during 2024 to 2028 owing to continued innovation in product offerings, the growing influence of social media and food culture, and the increasing demand for sustainable and ethically sourced products.

Source: Frost & Sullivan

Market Drivers

•        Growing purchasing power of consumers in the U.S.    The significant growth of purchasing power in the U.S., is driving the demand for a wider range of authentic and innovative food and beverage products. Particularly, during 2019 to 2023, the food and alcohol expenditures in the U.S. has increased from $2,142.9 billion to $2,919.2 billion, representing a CAGR of approximately 8.0%. Besides, the import value of food and beverage in the U.S. has also increased significantly from $140.4 billion to $189.2 billion, representing a CAGR of approximately 7.7%. As the U.S. economy continues to recover and grow, many consumers, particularly millennials, Gen Z, and affluent ethnic groups such as Asian-Americans, are increasingly willing to spend more on high-quality, premium food and beverage products that align with their values and preferences. To capitalize on this trend, companies must develop targeted marketing and branding strategies, optimize their operations, and source the best ingredients, often in collaboration with food and beverage supply chain and brand management solution providers.

•        Increasing trade between the U.S. and Asia Pacific Countries.    Globalization and the increasing trade between the United States and Asia-Pacific countries have emerged as a significant market driver for the food and beverage industry, creating new opportunities for companies to expand their sourcing and distribution networks and tap into the growing demand for authentic and high-quality Asian products. From 2019 to 2023, the import value of goods from the Asia-Pacific Economic Cooperation has increased from US$1,706.6 billion to $2,085.6, representing a CAGR of approximately 5.1% during the period. food and beverage companies that can effectively navigate the complexities of international trade and logistics, while also leveraging the expertise of supply chain and brand management solution providers, are well-positioned to capitalize on this trend.

•        Increasing consumer demand for variety, convenience, and unique product offerings.    Over time, consumers of food and beverage are becoming more diverse and discerning in their tastes, they are seeking out food and beverage products that offer new and exciting flavors, as well as convenient packaging and other value-added features that fit their busy lifestyles. Companies that can effectively identify and respond to these trends, such as by offering a wide range of authentic and high-quality products, are likely to gain a competitive edge in the market. To meet this growing demand, both food and beverage suppliers and retailers must leverage the expertise of supply chain and brand management solution providers, who can help them optimize their operations, streamline their distribution networks, and develop compelling brand narratives that resonate with their target audiences. By partnering with trusted solution providers, food and beverage suppliers and retailers can position themselves for success in an increasingly dynamic and competitive industry, where the ability to meet the ever-changing needs and preferences of consumers is critical to long-term growth and profitability.

•        Growing demand for brand management from third party service providers.    The growing demand for brand management from third-party service providers is a significant market driver in the food and beverage industry, as suppliers increasingly recognize the value of outsourcing this critical function to specialized experts. These service providers offer a wide range of brand management solutions, from market research and strategy development to creative design and digital marketing, enabling food and beverage companies to focus on their core competencies while still achieving their branding goals. By leveraging the expertise and resources of these service providers, food suppliers can gain access to cutting-edge technologies, data-driven insights, and best practices from across the industry, helping them to stay ahead of the curve and respond quickly to changing market conditions. As the food and beverage industry continues to evolve and become more complex, the demand for brand management from third-party service providers is expected to grow.

•        Surging Demand for Organic, Natural, and Minimally Processed Food Products.    The demand for organic, natural, and minimally processed food products is surging among health-conscious and environmentally-aware consumers, who are less sensitive to price. The organic trend in the food and beverage industry has led to organic products becoming a mainstream category. Furthermore, the growing preference for healthy foods made with natural, low-calorie, low-fat ingredients, and free from artificial additives, GMOs, and sugar is driving the growth of the packaged food industry in the U.S. Packaged food products like rice, pasta, noodles, snacks, and canned goods have long shelf lives, allowing consumers to stockpile them, which is boosting their sales. Product innovation, the launch of new flavors from private label brands, and a shift from generic to premium options like gluten-free and organic products are all contributing to increased consumption of packaged foods in the U.S., thereby driving packaged food and non-alcoholic beverage supply chain and brand management solutions in the U.S.

•        Popularity of Low/Zero Calorie and Sugar-free Carbonated Drinks.    Carbonated beverages have become a widely popular and lucrative drink option for consumers in the United States. These fizzy, non-alcoholic drinks come in a variety of flavors such as cola, lemon, and orange, appealing to people across all age groups. In recent years, a growing emphasis on health and wellness among consumers has led to increased demand for low-calorie and sugar-free carbonated beverages. To adapt to these evolving consumer preferences, companies in the carbonated soft drink industry have expanded their product portfolios and launched new offerings. For instance, in April 2022, The Coca-Cola Company, a major manufacturer of carbonated beverages, introduced a limited-edition Coca-Cola Zero Sugar Byte product. The rising trend in low/zero calorie and sugar-free carbonated drinks is expected to contribute to the growth in consumption of non-alcoholic drinks in the U.S.

Market Trends

•        Adoption of digital technologies and data analytics in supply chain management.    Technologies such as artificial intelligence (AI), Internet of Things (IoT), and blockchain enable supply chain management companies to collect, analyze, and act on vast amounts of data from across their supply chain networks, providing real-time visibility into inventory levels, transportation routes, and customer demand patterns. By leveraging these insights, suppler chain management companies can make more informed decisions about production, distribution, and marketing, while also identifying opportunities for process improvements and cost savings. Additionally, the use of data analytics in supply chain management enables companies to better predict and respond to potential disruptions, such as weather events or supplier failures, minimizing the impact on their operations and customers.

•        Growing Focus on Sustainability and Social Responsibility in the Supply Chain.    As consumers become more aware of the environmental and social impacts of their purchasing decisions, they are increasingly seeking out food and beverage products that are sourced and produced in a sustainable and ethical manner. This trend is driving the adoption of eco-friendly practices, such as the use of renewable energy, sustainable packaging materials, and waste reduction initiatives, as well as the implementation of fair labor practices and community engagement programs throughout the supply chain. Companies that can effectively navigate the complexities of building sustainable and socially responsible supply chains, while also leveraging the expertise of supply chain management solutions providers with strong networks in Asia, are well-positioned to capitalize on this trend. By partnering with these providers to ensure that their products are sourced from suppliers who adhere to strict environmental and social standards, food and beverage companies can not only meet the evolving expectations of their customers but also build stronger, more resilient supply chain networks that are better positioned to withstand future challenges and disruptions.

•        Globalization and Ethnic Cuisine Exploration of Food and Beverage.    The trend of globalization and ethnic cuisine exploration is reshaping the food and beverage industry and presents a significant opportunity for companies that specialize in sourcing and distributing products from Asia to North America, as they can leverage their expertise in international trade and logistics to help food and beverage brands bring authentic and innovative products to consumers. However, navigating the complexities of international trade and regulation can be a challenge, particularly for companies that are new to the Asia-North America trade corridor. By working with strategic partners that have extensive experience in sourcing and distributing products from Asia, as well as in navigating the regulatory and cultural landscape of different countries, food and beverage companies can minimize their risk and accelerate their time to market.

Competition

The global food and beverage supply chain and brand management solutions market is relatively fragmented and highly competitive. There are three main competitors in our Asian food and non-alcoholic market (Royal Asia (Tai Foong USA, Inc.), Bibigo (Schwan’s Consumer Brands, Inc.) and Anjinomoto Co., Inc.). These companies are well established, better recognized and more experienced in operating multiple distribution locations and expanding management, and have greater marketing and financial resources than we do.

Indoor Home Improvement Solutions

Grand Forest is an indoor home improvement supply chain provider that focuses on providing high-quality kitchen cabinets, flooring, and home improvement products sourced from international suppliers. Grand Forest strives to bring affordable luxury with both aesthetic and practicality to the living space. We focus on sourcing high-quality products from reliable overseas suppliers and distributing them to customers across the U.S. We prioritize customer satisfaction and aim to provide exceptional products and services to enhance the homes of our customers.

Currently we offer a range of cabinets that is tailored for various spaces, including kitchens, bathrooms, and living areas. In addition, we specialize in offering a wide range of flooring, kitchen sinks, and countertop options that cater to diverse design preferences and functional needs. Our product catalog includes various styles and finishes, helping customers find the perfect match for their home improvement projects. In addition, Grand Forest provides various value-added services to customers, including free consultation, free 3D design for cabinet remodeling with measurement estimates, and installation support, to ensure clients get the most out of our products.

We currently offer our services through a physical store located in Union City, California, which features showrooms to display our diverse product offerings. Our product catalog is also available on our website www.grandforestcabinets.com. By partnering with reputable suppliers and sourcing high-quality materials, we are committed to providing products that meet high standards of quality and durability, guaranteeing consistent quality and reliable inventory.

In addition to our core offerings, we collaborate closely with selected customers to provide education on product selections, installations and technical support. We also hold seminars to keep clients up-to-date on design ideas and color schemes. For customers seeking bespoke solutions, we offer tailored home improvement solutions to meet individual preferences and requirements.

Our Products

We purchase, distribute and sell a wide range of indoor home improvement products through our showroom and our website. We offer the following categories of indoor home improvement products currently all sourced from Vietnam:

Product Category	Products	Brands
Cabinets	Artic White Cabinet	Grand Forest
Cabinets	Creme White Cabinet	Grand Forest
Countertops	Quartz Bianco Carrara 26”x110”, 3 Sides Edge Finished	Grand Forest
Countertops	Quartz Nordic Gray 26”x110”, 3 Sides Edge Finished	Grand Forest
Kitchen Sinks	Brushed Stainless Steel Undermount Sink 16G. Overall Size: 32”x19”x10”, Bowl Size: 30”x17”x10”	Grand Forest
Kitchen Sinks	Brushed Stainless Steel Undermount Single Bowl Stackable Ledge Sink 16G. Overall Size: 30”x19”x10”, Bowl Size: 28”x15-1/4”x10”	Grand Forest
Flooring	Waterproof Wood Fiber Floor	Grand Forest
Other Materials	Under Counter Rectangle Ceramic Basin	Grand Forest
Other Materials	CROWN MOLDING 3”x96”	Grand Forest
Other Materials	Engineered Marble Calacatta Oro Shower wall, 36”x84” Right Wall	Grand Forest

We import our raw materials and home improvement products from suppliers overseas. Cabinets that are purchased from our suppliers overseas are prefabricated boards and ready-to-assemble. Such cabinets are cheaper than pre-assembled cabinets because of savings on shipping and storage and related labor costs, and are less likely to be damaged during transit. In addition, ready-to-assemble cabinets are flexible and can be adjusted to fit any kitchen size and configuration. We assemble these cabinets according to the client’s unique dimensions. Assembly of the prefabricated boards is part of our employees’ daily job duties, and there is no additional cost for assembly other than our employees’ regular salary, which are recorded in G&A expenses.

Our Customers

At Grand Forest, our customers include homeowners, interior designers, and dealers who seek premium home improvement products. Homeowners turn to us for high-quality cabinets, countertops, kitchen sinks, flooring, and other materials that combine both style and durability for their renovation projects. Interior designers value our wide range of products that cater to diverse design preferences, which helps bring their creative visions to reality. Dealers choose us for our competitive pricing, exceptional customer service, and reliable supply chain, which help them provide top-notch products to their own customers.

Our Industry

The information presented in this section has been derived from either an industry report, dated June, 2024, commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding our industry, or from publicly available secondary data online sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Definition and Classification of Home Improvement Products

•        Home improvement works generally include stone and marble works, carpentry and joinery works, floor carpeting, decorative lighting suspended ceilings, plastering works, E&M works, steel and metal works, installation of sanitary fittings and wares, fittings, fixture and equipment, glazing works, painting works, wall papering, as well as other associated works.

•        Home improvement materials include kitchen cabinets, floorings and other fixtures and furniture.

Market Size of Home Improvement in U.S.

Based on the industry report by Frost & Sullivan, the U.S. home improvement industry has seen growth in recent years, from $314.6 billion in 2019 to $365.2 billion, driven by low interest rates and increased time spent at home from 2019 to 2023. Surging demand for better and more convenient amenities among interior designers, homeowners, and builders will drive increased demand for home improvement materials across the U.S. Additionally, the rising number of private rental properties in the U.S. has significantly supported innovations and new/improved techniques for home improvement activities. Approximately 65% of people under 35 years old in the country live in rented houses, sustaining the growth of the home improvement market.

Growing popularity of do-it-yourself projects and shifting preference toward eco-friendly and energy-efficient projects with advanced features has also translated into the market growth opportunities for the home improvement industry in the U.S. Rapidly growing ecommerce opportunities enable wholesalers or manufacturers to offer numerous options for home improvement products or materials to customers at an affordable cost. The home improvement market in the U.S. is forecasted to reach $446.0 billion in 2028, at a CAGR of 4.1% from 2024 to 2028.

Source: Frost & Sullivan

Market Drivers

•        Shortened procurement cycle and reduced costs.    By shortening the procurement cycle and reducing costs, both buyers and sellers benefit from higher profits and lower prices. In the traditional offline sales channel, the transaction cycle includes inquiry, quotation, order, production, transportation, chartering and booking, customs clearance and product inspection, foreign exchange collection, settlement, and write-off. And the whole process is completed by different trading companies which not only involves a wide range of cumbersome procedures but also increases the financial costs for enterprises. The sales process is often monopolized by importers and distributors of goods, further weakening the bargaining power of manufacturers and reducing profits. Home improvement supply chain management solutions providers integrate the distribution channels and directly source the products from manufacturers to retailers and end customers. Accordingly, the turnaround time and circulation layers are reduced, thereby reducing the cost of goods, the savings in intermediate costs may allow consumers to capture more benefits, and enterprises to reallocate resources for product development and marketing purposes.

•        Surging Demand for kitchen Improvement & Additions.    The kitchen improvement and additions segment is expected to experience rapid growth in the near future driven in part by the increasing adoption of smart kitchens due to their energy-efficient and water-efficient features such as motion-sensing water faucets and lights, auto-dispensing washing liquid, and Bluetooth or Wi-Fi-enabled appliances. Additionally, the surging popularity of attractive colors and designs in cabinet structures, along with increased storage capacity and fire-proof cooking countertops, may help stimulate the overall home improvement market and the demand for Home Improvement Supply Chain Management Solutions.

•        Increasing demand for localization and specialization of supply chain management services.    Home improvement supply chain management solutions providers are continually experimenting with marketing strategies on various distribution channels to gain greater reach, conversion, and subsequent repurchase for consumers. In particular, they leverage their industry knowledge and relationships to navigate the complexities of the supply chain, and provide specialized services or value-added activities that manufacturers or retailers may not have the capability or resources to handle internally. In the future, it is expected that specialized supply chain management solutions providers will continue to reinvent and adjust their services to diverse distribution channels and local markets. Supply chain management solutions also have deep knowledge and connections within their local markets, allowing them to better understand customer preferences and trends. They can leverage these local insights to source and supply specialized products that cater to the specific needs of their regional customer base.

Market Trends

•        Accelerating digitalization to reduce costs and increase efficiency.    Enterprise resource planning (“ERP”) systems and software as a service (“SaaS”) services are increasingly used to save manpower and material resources, increase the efficiency of supply chain operations, and reduce development costs. Through one-stop operation management solutions, such as the more mature ERP system and SaaS services, enterprises can integrate operation process data through regular data reports, sales and inventory management, intelligent replenishment, etc., thereby reducing communication costs. Through frequent data reporting, sales and inventory management, and intelligent replenishment, businesses may be able to integrate operational data, save on communication costs, increase internal data transparency, and realize cost savings and efficiencies.

•        The surge of home improvement and DIY projects.    The home improvement and DIY (do-it-yourself) sector has experienced a notable surge in popularity, particularly within the U.S. This trend has been driven by several factors, including the impact of the COVID-19 pandemic, the rise of remote work, and a growing consumer demand for more functional and enjoyable living spaces. The primary motivations behind DIY projects are maintenance, repairs, a sense of accomplishment, and potential cost savings — all of which are underpinned by increased personal satisfaction and financial prudence. On the other hand, social media platforms, such as YouTube and Instagram, have emerged as dominant sources of DIY inspiration and guidance. Traditional channels, like observing renovations done at friends’ and family members’ homes, as well as home improvement television shows, also continue to play a significant role in shaping consumer trends and preferences. The rising trend of DIY projects presents opportunities for suppliers and retailers to optimize their supply chain management and cater to the evolving needs of this dynamic market.

•        Rapid adoption of integrated home control systems.    The rapid adoption of integrated home control systems by homeowners is a significant trend that can positively impact the home improvement supply chain management. These advanced systems provide a centralized, user-friendly platform that combines and streamlines various home functionalities, including lighting, audio, video, security, HVAC, and access control. The interconnectivity of these home control systems facilitates the integration of various home improvement products, such as smart lighting, security systems, and HVAC components. Home improvement supply chain management solutions providers could optimize their product offerings and ensure compatibility, making it easier for homeowners to select and install complementary home improvement solutions.

Competition

The global home improvement supply chain industry is also characterized by relative fragmentation with a large number of participants. Among them, large integrated distributors often have extensive global sourcing channels and resource integration capabilities, and are able to provide customers with one-stop design, rich product portfolio, sourcing, logistics and other all-round services, and thus are able to demonstrate a strong market position in the global market. Distribution companies that specialize in specific market segments, such as high-end furniture and soft furnishings, typically possess extensive industry resources and are capable of offering specialized sourcing and customization services to accommodate the unique requirements of each client. In general, the market is adapting to the increasing demand of consumers, and industry participants will prioritize the development of diverse sales channels, the maintenance of more customer relationships, and the implementation of innovative service models.

There are several competitors in our indoor home improvement supply chain market including well-known retailers such as The Home Depot and Lowe’s. These companies are well established, more recognized and benefit from strong brand identities, extensive distribution networks, and significant financial resources. Their larger scale of operations allows them to negotiate better terms with suppliers, maintain competitive pricing, and offer a comprehensive range of products, making them the preferred choice for many customers. Competing against such established companies presents challenges in terms of customer acquisition, pricing strategies, and product differentiation. To effectively compete, we intend to enhance our brand recognition, expand our product range, and invest in building a robust distribution network. Additionally, developing loyalty programs and innovating in customer service will be crucial in attracting and retaining customers, allowing us to improve our market position.

Our Strength

•        Established International Presence and Network in Food and Non-Alcoholic Beverages.    We have established a strong network of strategic relationships in the United States and throughout Asia. This international network consisting of manufacturers, suppliers, distributors, import/export brokers allows us to source, ship and distribute a variety of food and non-alcoholic beverage products from Asia to the United States and vice versa. In the United States, we are an authorized vendor to Costco Wholesale Corporation (“Costco”), Walmart Marketplace, and United Natural Foods, Inc. (“UNFI”), and through our sales network, we are able to introduce more international food and non-alcoholic beverage products to the United States. At the same time, we also source a variety of food and non-alcoholic beverage products in the United States for sale to customers in Asian countries. As a result of our experience in shipping goods from Asia to the United States and vice versa, we have established a strong logistic and supply chain management operation. This allows us to share our expertise to our client in terms of cost savings.

•        Expandable Distribution Network for Food and Non-Alcoholic Beverages Reaching Customers Nationwide and Long-Standing Relationships with Retail Partners.    We offer high-quality products sourced from reliable suppliers overseas. We partner with Lineage Logistics, LLC, one of the largest cold food storage and logistics companies, with over 450 warehouse locations internationally. Our expandable distribution network allows us to reach customers nationwide. Additionally, we maintain strong relationships with our retail partners, with the average relationship length being approximately three (3) years across our top partners, which includes wholesalers, warehouse clubs and retailers such as Costco, Walmart Marketplace, and UNFI.

•        Industry-Leading Expertise in Supply Chain and Home Improvement Industry.    Our executive management team brings industry-leading expertise in operations, supply chain management and home improvement, each with approximately 20 years of experience. Their deep understanding of efficient logistics, distribution solutions, and indoor remodeling guides our success and positions us as a future leader in the industry. We also work with independent third-party customs, freight and sales brokers who have vast experience in supply chain management.

•        Robust Brand Reputation.    We have a robust brand reputation for quality and reliability, demonstrated by our long-standing relationships with top market share retailers and consistent customer referrals.

•        Expanding Omnichannel Business Positioned for Online Growth.    We believe we are well-positioned to benefit from the fast-growing e-commerce channel. We believe our online platforms allow us to reach a broader customer base and enhance our distribution capabilities, compared to traditional supply chain management and home improvement solutions. Grand Forest has also partnered with MegHomePlus, an online home improvement wholesaler to help build our online sales capabilities. We are developing an online supply chain management platform that will combine our food and non-alcoholic beverages, supply chain and home improvement platforms into a single online interface.

Our Growth Strategy

Our goal is to continue to grow our business by increasing the scale of our current operations and expanding into new services and locations. We intend to pursue the following strategies to achieve this goal:

Food and Beverage Supply Chain and Brand Management

•        Expand our network of suppliers in Asia to increase product variety and availability.

•        Develop our digital platform for seamless communication and transactions with clients and suppliers.

•        Increase marketing efforts to promote our services to a wider audience.

•        Implement sustainability practices in our supply chain to attract environmentally conscious clients.

•        Expand our presence in the U.S. market by establishing additional warehouse locations.

•        Offer additional value-added services to maintain customer loyalty.

•        Diversify our product offerings by exploring new market trends and consumer demands.

•        Strengthen partnerships with existing clients and suppliers through regular communication and feedback.

•        Extend our reach to other international markets beyond Asia and the U.S.

Indoor Home Improvement Solutions

•        Expand distribution networks throughout California and the U.S. and introduce a new product line of kitchen cabinets made from sustainable materials such as bamboo.

•        Launch an online store to reach a wider customer base and open flagship showrooms in several major metropolitan areas.

•        Launch a loyalty program for repeat customers and implement a customer referral program for successful referrals.

•        Increase brand awareness through strategic partnerships and develop a mobile app for easy product browsing and ordering.

•        Expand our product lines and identify additional international suppliers to provide a greater variety of home improvements products.

•        Offer a smart home automation system that integrates with kitchen cabinets and flooring to create a futuristic living environment.

Our Intellectual Property

Intellectual property rights are important to the success of our business, especially the indoor home improvement solutions segment. We rely on a combination of trademarks, and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights.

As of July 25, 2024, we had one registered trademark for FuAn in the United States and three trademark applications pending in the United States Patent and Trademark Office. We currently do not own any patents.

Unauthorized parties may attempt to infringe our intellectual property rights through unauthorized use, misappropriation or other means to undermine our business. Monitoring unauthorized use of our intellectual property is practically challenging and could be costly, and we cannot be certain that the steps we have taken will prevent unauthorized use or misappropriation of our intellectual property, including but not limited to our trademarks, logos, or designs. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We own the domain name for our websites www.marwynnholdings.com, www.fuanus.com and www.grandforestcabinets.com.

Our Corporate Information

Our principal executive office is located at c/o Marwynn Holdings, Inc., 12 Chrysler Unit C, Irvine, CA 92618. The telephone number of our principal executive office is 949-706-9966.

Implications of Being an Emerging Growth Company

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to emerging growth company will have the meaning associated with it in the JOBS Act.

Implications of Being a Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter.

Implication of Being a Controlled Company

Upon completion of this offering, our chairperson, chief executive officer, and President, Ms. Yin Yan, will beneficially own approximately [•]% of the aggregate voting power of our common stock and Series A Super Voting Preferred Stock assuming no exercise of the over-allotment option, or [•]% assuming full exercise of the over-allotment option. As a result, we will be deemed a “controlled company” within the meaning of the Nasdaq Marketplace Rule 4350(c). As a controlled company, we are permitted and intend to elect to rely on certain exemptions from corporate governance rules of the Nasdaq Capital Market, including:

•        An exemption from the rule that a majority of our board of directors must be independent directors;

•        An exemption from the rules that our compensation committee and nominating committee be composed entirely of independent directors;

•        An exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        An exemption from the rule that our director nominees must be selected or recommended solely by a majority of independent directors or nominations committee comprising solely of independent directors.

We have elected to rely on some of the “controlled company” exemptions. Our nominating and corporate governance and compensation committees will not consist entirely of independent directors.

Government Regulations

FuAn

Legal compliance is important to our operations. We are required to comply, and it is our policy to comply, with all applicable laws in the numerous jurisdictions in which we do business.

As a marketer and distributor of food products in the U.S., we are subject to the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the U.S. Food and Drug Administration (the “FDA”). The FDA regulates food safety and quality through various statutory and regulatory mandates, including manufacturing and holding requirements for foods through good manufacturing practice regulations, hazard analysis and critical control point requirements for certain foods, and the food and color additive approval process. The agency also specifies the standards of identity for certain foods, prescribes the format and content of information required to appear on food product labels, regulates food contact packaging and materials, and maintains a Reportable Food Registry for the industry to report when there is a reasonable probability that an article of food will cause serious adverse health consequences. For certain product lines, we are also subject to the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Packers and Stockyard Act and regulations promulgated by the USDA to interpret and implement these statutory provisions. The USDA imposes standards for product safety, quality and sanitation through the federal meat and poultry inspection program. The USDA reviews and approves the labeling of these products and also establishes standards for the grading and commercial acceptance of produce shipments from our suppliers. We are also subject to the Public Health Security and Bioterrorism Preparedness and Response Act of 2002, which imposes certain registration and record keeping requirements on facilities that manufacture, process, pack or hold food for human or animal consumption.

The recently published and pending rules under the Food Safety Modernization Act (“FSMA”) will significantly expand food safety requirements, including those of HF Foods. Among other things, FDA regulations implementing the FSMA require us to establish and maintain comprehensive, prevention-based controls across the food supply chain that are both verified and validated. The FSMA also imposes new requirements for food products imported into the U.S. and provides the FDA with mandatory recall authority.

FuAn and our food and beverage products are also subject to state and local regulation through such measures as the licensing of our facilities; enforcement by state and local health agencies of state and local standards for our products; and regulation of our trade practices in connection with the sale of our products. Our facilities are subject to regulations issued pursuant to the U.S. Occupational Safety and Health Act by the U.S. Department of Labor. These regulations require us to comply with certain manufacturing, health and safety standards to protect employees from accidents and to establish hazard communication programs to transmit information on the hazards of certain chemicals which may be present in products that we distribute.

Our distribution facilities must be registered with the FDA biennially and are subject to periodic government agency inspections by the FDA and USDA. Our facilities are generally inspected at least annually by federal and/or state authorities.

Our business and employment practices are also subject to regulation by numerous federal, state and local regulatory agencies, including, but not limited to, the U.S. Department of Labor, which sets employment practice standards for workers, and the U.S. Department of Transportation, as well as its agencies, the Surface Transportation Board, the Federal Highway Administration, the Federal Motor Carrier Safety Administration, and the National Highway Traffic Safety Administration, which collectively regulate our trucking business through the regulation of operations, safety, insurance and hazardous materials. We must comply with the safety and fitness regulations promulgated by the Federal Motor Carrier Safety Administration, including those relating to drug and alcohol testing and hours of service. Such matters as weight and dimension of equipment also fall under federal and state regulations. We also are subject to federal and state immigration laws, regulations and programs that regulate our ability to hire or retain foreign employees. In addition, we are subject to the U.S. False Claims Act, and similar state statutes, which prohibit the submission of claims for payment to the government that are false and the knowing retention of overpayments.

Our operations are also subject to a broad range of U.S. federal, state, and local environmental laws and regulations, as well as zoning and building regulations. Environmental laws and regulations cover a variety of procedures, including appropriately managing wastewater and stormwater; complying with clean air laws; proper handling and disposal of solid and hazardous wastes; and protecting against and appropriately investigating and remediating spills and releases. For the fiscal year ended April 30, 2023, the costs of managing our compliance with environmental laws and regulations was nominal.

The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits bribery of public officials to obtain or retain business in foreign jurisdictions. The FCPA also requires us to keep accurate books and records and to maintain internal accounting controls to detect and prevent bribery and to ensure that transactions are properly authorized. We have implemented appropriate policy and will continue to maintain a robust anti-corruption compliance program applicable to our operations.

For the purchase of items produced, harvested or manufactured outside of the U.S., we are subject to applicable customs laws regarding the import and export of various products. Certain activities, including working with customs brokers and freight forwarders, are subject to applicable regulation by U.S. Customs and Border Protection, which is a part of the Department of Homeland Security.

Grand Forest

We are subject to extensive and varied federal, provincial, state and local government regulations in the jurisdictions in which we operate, including laws and regulations relating to our relationships with our associates and customers, independent third-party installers, public health and safety, zoning, accommodations for persons with disabilities, and fire codes. We operate each of our showrooms, stores, offices and warehouses in accordance with standards and procedures designed to comply with all applicable laws, codes, licensing requirements and regulations. Certain of our operations and properties are also subject to federal, provincial, state and local laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of hazardous materials, substances and wastes and relating to the investigation and cleanup of contaminated properties, including off-site disposal locations. We do not currently incur significant costs complying with the laws and regulations related to hazardous materials. However, we could be subject to material costs, liabilities or claims relating to compliance in the future, especially in the event of changes in existing laws and regulations or in their interpretation, as well as the passage of new laws and regulations.

Our suppliers are subject to the laws and regulations of their home countries, as well as those relative to the import of their products into the United States, including, in particular, laws regulating labor, forestry and the environment. Our suppliers are subject to periodic compliance audits, onsite visits and other reviews, as appropriate, in efforts to ensure that they are in compliance with all laws and regulations. We also support social and environmental responsibility among our supplier community and our suppliers agree to comply with our expectations concerning environmental, labor and health and safety matters. Those expectations include representations and warranties that our suppliers comply with the laws, rules and regulations of the countries in which they operate.

Products that we import into the United States are subject to laws and regulations imposed in conjunction with such importation, including those issued and/or enforced by United States Customs and Border Protection.

Facilities

Our current headquarters are located in Irvine, California, where we lease 2,550 square feet of office space pursuant to a lease that expires in 2026. Our headquarters contain operations, general and administrative functions. We believe that our facilities are adequate to meet our current needs.

Details of our facilities are set out below:

Facility	Address	Space (square feet)	Expiration Date
Headquarter and principal executive offices	12 Chrysler, Suite C, Irvine, CA 92618	2,550	April 30, 2026
Cabinet store	3785 Stevens Creek Blvd., Santa Clara, CA 95050	7,056	January 31, 2025*
Cabinet store and warehouse	33261-33297 Central Avenue, Union City, CA 94587	55,000	September 30, 2028

____________

*        We are in the process of renewing this lease.

Employees and Human Capital Resources

As of July 25, 2024, we had a total of 25 full-time employees. We believe that we maintain a satisfactory working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees is represented by a labor union.

Function	Number of Employees	Percentage of Total Number of Employees
Warehouse	9	36%
Accounting	2	8%
Office/Administrative	3	12%
Sales	6	24%
Management	5	20%
Total	25	100.0%

Employee Engagement, Talent Development & Benefits.    We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive salaries and bonuses, and intend to provide opportunities for equity ownership.

Diversity, Inclusion, and Culture.    Much of our success is rooted in the diversity of our teams and our commitment to inclusion. We value diversity at all levels and continue to focus on extending our diversity and inclusion initiatives across our entire workforce. We believe that our business benefits from the different perspectives a diverse workforce brings, and we pride ourselves on having a strong, inclusive and positive culture based on our shared mission and values.

Legal Proceedings

We are not party to any material legal proceedings. We have in the past, and from time to time may be in the future, involved in legal proceedings or subject to claims incident to the ordinary course of business. Regardless of the outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers, directors and director nominees as of the date of this prospectus:

Name	Age	Position
Executive Officers
Yin Yan(2)(3)	49	Chairperson of the Board, Chief Executive Officer and President
Zhifen Zhou(3)	54	Director, Chief Financial Officer and Secretary
Tuan Tran	51	Chief Operating Officer

Board of Directors (Non-Employee)
Eric Newlan(1)	62	Independent Director
Dandan Wang(1)(2)(3)	55	Independent Director
Dvisha Patel(1)(2)	32	Independent Director

____________

(1)      Member of the Audit Committee upon completion of the offering.

(2)      Member of the Compensation Committee upon completion of the offering.

(3)      Member of the Nominating Committee upon completion of the offering.

Our Leadership Team

Executive Officers

Yin Yan, Chairperson of the Board, Chief Executive Officer, President and Director.    Ms. Yin Yan has served as our chairperson, chief executive officer, president and director since April, 2024. She has also served as chief executive officer of our subsidiary FuAn Enterprise since March, 2023. Ms. Yan has been serving as chief executive officer and chair of the board of directors of Bio Essence Corp. an herbal health, diet, and nutrition company whose common stock is registered with the SEC and trades on the OTC-Pink market (symbol: BIOE), for approximately 8 years. She has over 20 years’ experience in real estate, international trade and management. She is a registered lawyer admitted in NSW High Court of Australia. Ms. Yan has a J.D. degree from the University of New South Wales. She also holds an MBA degree in Technology Management and BS in Computer Information System from the University of New South Wales.

Zhifen Zhou, Director, Chief Financial Officer and Secretary.    Ms. Zhifen Zhou graduated from Hang Zhou University of Commerce of China in Finance major. She has over 20 years of experience in finance, operations, and management in China and U.S. She currently serves as chief financial officer of our subsidiary, Grand Forest Cabinetry Inc. From May 2005 to September 2022, Ms. Zhifen Zhou was a business owner specializing in restaurant management and international trading. She joined Grand Forest Cabinetry Inc in September 2022. Ms. Zhifen Zhou is responsible for financial planning and analysis, budgeting, and financial reporting. She also works with the chief executive officer and our board of directors on strategy and mergers and acquisitions.

Tuan Tran, Chief Operating Officer.    Mr. Tran currently has served as our chief operating officer (COO) since April 1, 2024. He has also served as chief operating officer for our subsidiary Fuan Enterprise since October 1, 2023, where he oversees the company’s day-to-day administrative and operational functions. Prior to joining Fuan Enterprise, Mr. Tran held several key positions that highlight his extensive experience in operations management. His previous roles in operations leadership include serving as COO at Bio Essence Corporation from 2018 until joining FuAn in 2023, COO at AMF Pharma, General Manager at Harmony Health Labs, and VP of Operations at SK Laboratories. Mr. Tuan Tran has over 20 years of experience in quality and operations working in the nutrition, dietary supplements and OTC industries. Mr. Tran’s current responsibilities include, but are not limited to production, warehouse and distribution, quality, customer service, R&D, procurement, human resources, and safety.

Mr. Tran has extensive knowledge in FDA regulations, GMPs, food safety, auditing, quality system, HACCP, Process Analytical Technology, CAPA, and Lean Manufacturing. Mr. Tran also specializes in crisis management, regulatory compliance, quality systems implementation, and supplier qualification.

Mr. Tran received his Bachelors of Science Degree in Public Health from Southern Connecticut State University. He holds certifications in Pharmaceutical Engineering, Six Sigma Green Belt, Food Safety, Technical Writing and HACCP. Mr. Tran is a senior member with the American Society for Quality.

Independent Director

Eric Newlan, Director.    Mr. Newlan was appointed to our Board on July 24, 2024. Since 1987, Mr. Newlan has practiced law in the North Texas area and is currently managing member of Newlan Law Firm, PLLC, Flower Mound, Texas, a firm engaged principally in the area of securities regulation. He earned a B.A. degree in Business from Baylor University, Waco, Texas, and a J.D. degree from the Washburn University School of Law, Topeka, Kansas. Mr. Newlan is a member of the Texas Bar. Since January 2020, he has served as Vice President and a Director of Black Bird Biotech, Inc., a publicly-traded company (Symbol: BBBT) engaged in the manufacture and sale of biopesticide products. From May 2022 through June 2023, Mr. Newlan served as Vice President, Secretary and a Director of Accredited Solutions, Inc., a publicly-traded company (symbol: ASII) engaged in the sale and distribution of Diamond Creek high alkaline water. Since June 2016, Mr. Newlan has been Vice President and a Director of Touchstone Enviro Solutions, Inc., a purveyor of environmentally-friendly products. Based on the above qualifications, the Company believes Mr. Newlan is qualified to be on the Board.

Dandan Wang, Director.    Ms. Wang was appointed to our Board on July 24, 2024. Ms. Wang graduated from Dongbei University of Finance and Economics in Finance major in 1997. She received her MBA degree in 2003. She worked for Bank of Communications since 1988 and was promoted to VP of Commercial Lending Division. In 2001, she moved to China Guangfa Bank where she served as VP in various divisions including commercial lending, marketing, private banking and compliance before her retirement in 2023. Based on the above qualifications, the Company believes Ms. Wang is qualified to be on the Board.

Dvisha Patel, Director.    Ms. Patel was appointed to our Board on July 24, 2024. Ms. Patel is a seasoned professional with a proven track record of executing successful strategic and operational plans across various industries. As a management consultant, Ms. Patel has advised clients, from startups to Fortune 500 companies, on a range of business issues, from increasing user engagement to building new operational processes to identifying cost-savings opportunities. Her extensive expertise also includes in-house roles, including at Vereto (senior customer growth manager, since November 2023), Amazon (senior product marketing manager, April 2022-June 2023; senior vendor manager July 2021-April 2022), AARETE (consultant, February 2019-May 2021) and W.B. Mason (November 2016 - February 2019), where she managed and grew multi-million-dollar P&Ls. Throughout her career, she has balanced achieving business goals with advocating for the needs of end users, customers, and clients. Ms. Patel holds a Master of Business Administration from UCLA Anderson School of Management and a Bachelor of Science in Business Administration from Boston University. Based on the above qualifications, the Company believes Ms. Patel is qualified to be on the Board.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers were involved in any legal proceedings described in Item 401(f) of Regulation S-K in the past ten years.

Board Composition

Upon the consummation of this offering, our board of directors will consist of five (5) members.

We will be a “controlled company” under the corporate governance rules of the Nasdaq Capital Market. The Nasdaq Marketplace Rule 4350(c) defines a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Upon completion of this offering, Ms. Yan will beneficially own approximately [•]% of the voting power of our outstanding capital stock (or [•]% if the underwriters exercise their option to purchase additional shares of our common stock in full). As a result, we qualify for exemptions from certain corporate governance requirements under the Nasdaq Marketplace Rules. We intend to rely on certain exemptions to the Nasdaq Capital Market corporate governance requirements.

Accordingly, at the time of this offering, we do not intend to have a fully independent compensation committee or nominating and corporate governance committee, nor do we require independent director oversight of director nominations.

Our nominating and corporate governance committee and our board of directors may consider a broad range of factors relating to the qualifications and background of board nominees, which may include diversity, which is not only limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. Our Bylaws also provide that our directors may be removed with or without cause by a vote of the holders of a majority of the voting power of the issued and outstanding stock entitled to vote and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office, though less than a quorum, and not by the stockholders, unless the board determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders.

Director Independence.    Our board of directors has determined that all members of our board of directors are independent directors, with the exception of Yin Yan and Zhifen Zhou, including for purposes of the rules of the Nasdaq and relevant federal securities laws and regulations.

Term of Office.    In accordance with the terms of our Articles of Incorporation and Bylaws, at each annual meeting of the stockholders, the holders of shares of stock entitled to vote in the election of directors will elect directors to hold office until the next succeeding annual meeting or until the director’s earlier death, resignation, disqualification, or removal.

Our Articles of Incorporation and Bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

Committees of the Board of Directors

Prior to the consummation of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Each of the below committees will have a written charter approved by our board of directors, effective upon completion of this offering. Each of the committees will report to our board of directors as such committee deems appropriate and as our board of directors may request. Upon completion of this offering, copies of each charter will be posted on the investor relations section of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Upon completion of this offering, our audit committee will be comprised of Dandan Wang, Dvisha Patel and Eric Newlan, with Mr. Newlan serving as chair of the committee. Our board of directors has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable Nasdaq Marketplace Rules, and has sufficient knowledge in financial and auditing matters to serve on the audit committee. Dandan Wang qualifies as an audit committee financial expert under Item 407 of Regulation S-K. We will adopt an audit committee charter, detailing the principal functions of the audit committee, including:

•        assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors; the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have elected to rely on the “controlled company” exemption and our compensation committees will not consist entirely of independent directors.

Upon completion of this offering, our compensation committee will be comprised of Dandan Wang, Dvisha Patel and Yin Yan, with Yin Yan, our chairperson, chief executive officer and president, serving as chair of the committee. Only Mses. Wang and Patel are non-employee directors, as defined by Rule 16b-3 promulgated under the Exchange Act and “independent” as defined in the applicable Nasdaq Marketplace Rules. We will adopt a compensation committee charter which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and making recommendations to our Board of Directors with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans; assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees; and

•        producing a report on executive compensation to be included in our annual proxy statement; and reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the Nasdaq Marketplace Rules and the SEC.

Nominating and Governance Committee

We have elected to rely on the “controlled company” exemption and our nominating and corporate governance committees will not consist entirely of independent directors.

Upon completion of this offering, our nominating and governance committee will be comprised of Dandan Wang, Yin Yan and Zhifen Zhou, with Yin Yan our chairperson, chief executive officer and president, serving as the chair of the committee. We will adopt a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

•        identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the Board of Directors, and recommending to the Board of Directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the Board of Directors;

•        developing and recommending to the Board of Directors and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the Board of Directors, its committees, individual directors and management in the governance of the company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and is directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board of Directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Leadership Structure and Risk Oversight

Our board of directors does not have a policy regarding the separation of the roles of chief executive officer and chairperson of the board of directors, as our board of directors believes it is in the best interest of the Company to make that determination based on the position and direction of the Company and the membership of the board of directors. Our board of directors has determined that having an employee director serve as chairperson is in the best interest of our stockholders at this time because of the efficiencies achieved in having the role of chief executive officer and chairperson combined, and because the detailed knowledge of our day-to-day operations and business that the chief executive officer possesses greatly enhances the decision-making processes of our board of directors as a whole.

The chairperson of the board of directors and the other members of the board of directors work in concert to provide oversight of our management and affairs. Our board of directors encourages communication among its members and between management and the board of directors to facilitate productive working relationships. Working with the other members of the board of directors, our chairperson also strives to ensure that there is an appropriate balance and focus among key board responsibilities such as strategic development, review of operations and risk oversight.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, see the section titled “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

Upon completion of this offering, we will have adopted a code of business conduct and ethics that applies to all our employees, officers and directors, including those officers responsible for financial reporting, which will be effective upon completion of this offering. Upon the completion of this offering, our code of business conduct and ethics will be available on the investor relations section of our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website or in a Current Report on Form 8-K.

Clawback Policy

In connection with this offering, our board of directors will adopt a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq Marketplace Rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table shows all of the compensation awarded to or earned by or paid to our named executive officers for fiscal years ended April 30, 2024 and 2023.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stocks Award ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Yin Yan*	2024	40,000	150,000	—	—	—	190,000
Chairperson, Chief Executive Officer and President	2023	—	—	—	—	—	—
Zhifen Zhou**	2024	148,200	—	—	—	—	148,200
Director, Chief Financial Officer and Secretary	2023	75,000	—	—	—	—	75,000
Tuan Tran*	2024	58,334	—	—	—	—	58,334
Chief Operating Officer	2023	—	—	—	—	—	—

____________

*        Paid by FuAn.

**      Paid by Grand Forest.

Employment Agreements

We do not have any employment agreement or consulting agreement contracts with our executive officers. The annual salary for Yin Yan, our chairperson, chief executive officer, and president is $120,000 per year. The annual salary for Zhifen Zhou, our chief financial officer and secretary, is $145,000 per year and the annual salary for Tuan Tran, our chief operating officer, is $100,000 per year.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for executive officers.

Outstanding Equity Awards as of April 30, 2024

There were no outstanding equity incentive plan awards held by any named executive officer as of April 30, 2024.

2024 Equity Incentive Plan

On June 18, 2024, the Company adopted the 2024 Equity Incentive Plan, or the 2024 Plan, for the purpose of granting share based compensation awards to current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates and align their interests with ours. The maximum aggregate number of shares of common stock which may be issued pursuant to all awards under the 2024 Plan is 3,100,000. As of the date of this prospectus, a total of 93,000 shares of common stock have been granted to independent directors under the 2024 Plan, as part of the compensation package for non-executive independent directors.

10b5-1 Plan

Following the expiration of their respective lock-up agreements with the underwriters, our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in limited circumstances. Our directors and executive officers may also buy or sell additional shares of our common stock outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Limitations of Liability and Indemnification Matters

We executed a standard form of indemnification agreement (Indemnification Agreement) with each of our Board members and executive officers (each, an Indemnitee).

Pursuant to and subject to the terms, conditions and limitations set forth in the Indemnification Agreement, we agreed to indemnify each Indemnitee, against any and all expenses incurred in connection with the Indemnitee’s service as our officer, director and or agent, or is or was serving at our request as a director, officer, employee, agent or advisor of another corporation, partnership, joint venture, trust, limited liability company, or other entity or enterprise but only if the Indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, and in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification provided in the indemnification agreement is applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven. Additionally, the Indemnification Agreement establishes processes and procedures for indemnification claims, advancement of expenses and costs and contribution obligations.

Non-Employee Director Compensation

Our policy with respect to the compensation payable to our non-employee directors provides that directors shall receive a fee of $10,000 per year during the term of their directorship paid in four (4) equal quarterly installments commencing in the first quarter following the effective date of the Company’s Form S-1 Registration Statement. In addition, directors are entitled to receive an initial stock award to purchase 31,000 shares of the Company’s common stock. The per share exercise price of each option granted to the director shall equal 100% of the fair market value (as defined by the Board) of a share of common stock on the date the option is granted. The initial award shall vest over three (3) years of which 1/3 of the options shall vest on the first anniversary of the grant date, and the remaining 2/3 of the options shall vest over two years on an annual basis, subject to the director continuing in service on the Board through each such vesting date. The term of each stock option granted to the director shall be ten (10) years from the date of grant.

Directors may be reimbursed for travel, food, lodging and other expenses directly related to their service as directors. Directors will also be entitled to the protection provided by their indemnification agreements and the indemnification provisions in our Articles of Incorporation and Bylaws.

No compensation was paid to our non-employee directors during the fiscal year ended April 30, 2024.

PRINCIPAL STOCKHOLDERS

Based solely upon information made available to us, the following table sets forth information as of [•], 2024 regarding the beneficial ownership of our voting securities by:

•        each person known by us to be the beneficial owner of more than 5% of any class of our outstanding voting securities;

•        each of our named executive officers and directors; and

•        all our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 15,004,004 shares of common stock, and 135,000 shares of Super Voting Series A Preferred Stock as of before the offering and [•] shares of common stock outstanding as of the date of the prospectus, assuming an initial public offering price of $[•].

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws.

In computing the number and percentage of shares beneficially owned by a person as of a particular date, shares that may be acquired by such person (for example, upon the exercise of options or warrants) within 60 days of such date are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

The address of each holder listed below, except as otherwise indicated, is c/o Marwynn Holdings, Inc., 12 Chrysler Unit C, Irvine, CA 92618.

Name and Address of Beneficial Owner(1)	Prior to Offering*						Following the Offering*
	Number of Shares of Common Stock		% of Common Stock	Number of Shares of Preferred Stock(2)	% of Preferred Stock	% of Total Voting Power	% of Common Stock	% of Preferred Common Stock	% of Total Voting Power
Officers and Directors
Yin Yan (Chairperson, Chief Executive Officer, and President)	7,770,485	(2)	51.79%	135,000	100%	95.18%
Zhifen Zhou (Director, Chief Financial Officer and Secretary)	2,843,568	(3)	18.95%	—	—	1.90%
Eric Newlan (Director)	—		—	—	—	—
Dandan Wang (Director)	—		—	—	—	—
Dvisha Patel (Director)	—		—	—	—	—
All directors and executive officers as a group (5 individuals)	10,614,053		70.74%	135,000	100%	97.07%

Five Percent Stockholders
Yin Yan (Chairperson, Chief Executive Officer, and President)	7,770,485	(2)	51.79%	135,000	100%	95.18%
Fulai Wang 1921 Apuesto Way Coto de Caza, CA 92679	7,770,485	(4)	51.79%	135,000	100%	95.18%
Sen Zhong 1371 El Camino Higuera Milpitas, CA 94544	2,843,568		18.95%	—	—	1.90%
Hong Le Liang 1711 Winston St. San Jose, CA 95131	1,777,230		11.85%	—	—	1.18%

____________

*        Share data are presented on a retroactive basis to reflect the effects of the (i) 1.55-for-1 forward stock split of our common stock, and (ii) 4.5-for-1 forward stock split of our Series A Super-Voting Preferred Stock effected on September 9, 2024.

(1)      The address of each holder listed above, except as otherwise indicated, is c/o Marwynn Holdings, Inc., 12 Chrysler Unit C, Irvine, CA 92618. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of common stock issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days following the date of the information in this table are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant. Subject to community property laws where applicable, to our knowledge, each person listed is believed to have sole voting and investment power with respect to all shares of common stock owned by such person.

(2)      Includes 5,993,255 shares of common stock held directly by Yin Yan and 1,777.230 shares of common stock held by her spouse Fulai Wang over which Yin Yan is deemed to have beneficial ownership.

(3)      Includes 2,843,568 shares of common stock held by Zhifen Zhou’s spouse Sen Zhong over which Zhifen Zhou is deemed to have beneficial ownership.

(4)      Includes 1,777,230 shares of common stock held directly by Fulai Wang, and 5,993,255 shares of common stock and 135,000 shares of Super Voting Series A Preferred Stock held by his spouse Yin Yan over which Fulai Wang is deemed to have beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

SEC rules require us to disclose any transaction for the last two completed fiscal year in which we are a participant in which the amount involved exceeded or will exceed $120,000 and in which any related person has or will have a direct or indirect material interest. A related person is any executive officer, director, nominee for director, or holder of 5% or more of our common stock, or an immediate family member of any of those persons.

Policies and Procedures for Related Person Transactions

As of the date of this prospectus, the Company does not intend to adopt a policy regarding related party transactions.

Indemnification Agreements

We executed a standard form of indemnification agreement (Indemnification Agreement) with each of our Board members and executive officers (each, an Indemnitee).

Pursuant to and subject to the terms, conditions and limitations set forth in the Indemnification Agreement, we agreed to indemnify each Indemnitee, against any and all expenses incurred in connection with the Indemnitee’s service as our officer, director and or agent, or is or was serving at our request as a director, officer, employee, agent or advisor of another corporation, partnership, joint venture, trust, limited liability company, or other entity or enterprise but only if the Indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, and in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification provided in the indemnification agreement is applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven. Additionally, the Indemnification Agreement establishes processes and procedures for indemnification claims, advancement of expenses and costs and contribution obligations.

Reorganization

On April 29, 2024, Yin Yan (our chairperson, chief executive officer and president, and spouse of Fulai Wang), Fubao Wang, Xiangjing Wu, Gang Wu, Dan Yu, and Qiang Zhang, as the stockholders of FuAn, entered into a share exchange agreement with Marwynn to transfer all of their ownership in FuAn for 7,399,080 shares of common stock of Marwynn (“FuAn Transaction”). On April 25, 2024, Hong Le Liang, Sen Zhong (spouse of Zhifen Zhou, our chief financial officer, secretary and director) and Fu Lai Wang (spouse of Yin Yan, our chairperson, chief executive officer and president), as the stockholders of Grand Forest, entered into a share exchange agreement with Marwynn to transfer all of their ownership in Grand Forest for 4,976,244 shares of common stock of Marwynn (“Grand Forest Transaction”). On April 25, 2024, Hong Le Liang and Jiechun Wu, as the stockholders of KZS, entered into a share exchange agreement with Marwynn to transfer all of their ownership in KZS for 2,132,676 shares of common stock of Marwynn (“KZS Transaction”). On April 30, 2024, the FuAn Transaction, Grand Forest Transaction and KZS Transaction closed, and Marwynn issued a total of 14,508,004 shares of its common stock to the stockholders of FuAn, Grand Forest and KZS. As a result of the share exchanges, all the stockholders of FuAn, Grand Forest and KZS became the stockholders of Marwynn and Marwynn became the parent of FuAn, Grand Forest and KZS (the “Reorganization”). After the Reorganization, Yin Yan, Hong Le Liang, Sen Zhong, and Fu Lai Wang each became beneficial owners of more than five percent of our common stock (see table “Principal Stockholders — Five Percent Stockholders” above).

Other Related Party Transactions

Name of Related Party	Nature	Relationship	As of April 30, 2024	As of April 30, 2023	As of April 30, 2022
Sen Zhong*	Other receivable	Spouse of Zhifen Zhou and stockholder of Marwynn	$—	$—	$80,000
Yin Yan**	Other payable	Chairperson, chief executive officer, president, stockholder of Marwynn, and spouse of Fulai Wang	$500	—	282,594
Fulai Wang****	Promissory Note	Spouse of Yin Yan and stockholder of Marwynn	250,000	550,000	300,000
Zhifen Zhou***	Other payable	Director, chief financial officer, secretary, and spouse of Sen Zhong	273	18,847	—
Sen Zhong***	Promissory Note	Spouse of Zhifen Zhou and stockholder of Marwynn	572,481	130,900	—
Hong Le Liang****	Promissory Note	Chief executive officer of Grand Forest and stockholder of Marwynn	292,825	422,825	278,000
American Chef Kitchen LLC	Other payable	An entity controlled by Zhifen Zhou	—	200,000	200,000
H&S Construction****	Promissory Note	An entity controlled by Hong Le Liang	103,463	64,344	31,672
JaoFong Inc.	Other payable	An entity controlled by Hong Le Liang	—	1,298,984	1,524,135
Total			$1,219,542	$2,685,900	$2,616,401

____________

*        As of April 30, 2023, the receivable had been collected in full.

**      As of July 24, 2024, the advance has been repaid in full.

***    As of May 3, 2024, the advances have been repaid in full.

****  On July 31, 2024, the advances were memorialized pursuant to unsecured promissory notes between Grand Forest and the holders. The unsecured promissory notes are payable on demand on or after August 1, 2025, and carry no interest. In the absence of any demand, the entire principal shall be due on July 31, 2029.

As of April 30, 2024 and 2023, the balance of due to related parties was comprised of advances from the Company’s related parties and was used for working capital during the Company’s normal course of business. Such advances were non-interest bearing and due on demand.

DESCRIPTION OF CAPITAL STOCK

The following is a description of (i) the material terms of our Amened and Restated Articles of Incorporation (“Articles of Incorporation”) and Second Amended and Restated Bylaws (“Bylaws”) and (ii) certain applicable provisions of Nevada law. We refer you to our Articles of Incorporation and Bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

The Company is authorized to issue 50,000,000 shares of capital stock, consisting of 45,000,000 shares of common stock, par value of US$0.001 per share, and 5,000,000 shares of blank check preferred stock, par value of US$0.001 per share.

On September 9, 2024, we effected a (i) 1.55-for-1 forward stock split of our common stock, and (ii) 4.5-for-1 forward stock split of our Series A Super-Voting Preferred Stock. All shares and per share information throughout this prospectus has been retroactively adjusted to reflect the forward stock split.

As of the date of this prospectus, there are 15,004,004 shares of common stock and 135,000 shares of Series A Super Voting Preferred Stock issued and outstanding. The shares of common stock are held by eleven (11) stockholders of record and the shares of Series A Preferred Stock are held by one stockholder of record.

Common Stock

Each share of common stock entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought. The holders of our common stock possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing at least majority our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Preferred Stock

Our board of directors may authorize preferred shares of stock and to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our Articles of Incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including, but not limited to, the following:

1.      The number of shares constituting that series and the distinctive designation of that series, which may be by distinguishing number, letter or title;

2.      The dividend rate on the shares of that series, whether dividends will be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that series;

3.      Whether that series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

4.      Whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

5.      Whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

6.      Whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

7.      The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

8.      Any other relative rights, preferences and limitations of that series.

On April 25, 2024, the Company filed a Certificate of Designation to our Articles of Incorporation with the Secretary of State of the State of Nevada designating 30,000 shares of Series A Super Voting Preferred Stock out of the 5,000,000 shares of authorized blank check preferred stock. On September 9, 2024, the Company filed an Amended and Restated Articles of Incorporation to effect (i) a 1.55-for-1 forward stock split of our common stock and 4.5-for-1 forward stock split of our Series A Super-Voting Preferred Stock, and (ii) to increase the designated number of Series A Super Voting Preferred Stock from 30,000 shares to 135,000 shares.

Series A Super Voting Preferred Stock

We have one designated class of preferred stock known as Series A Super Voting Preferred Stock. Each share of Series A Super Voting Preferred Stock entitles the holder to one thousand (1,000) votes, in person or proxy, on any matter on which action of the stockholders of the corporation is sought. The Series A Super Voting Preferred Stock will vote together with the common stock. The holders of Series A Super Voting Preferred Stock shall not be entitled to receive dividends of any kind or be entitled to any liquidation preference. The Series A Preferred Stock shall not be subject to conversion into common stock or other equity authorized to be issued by the Company. The Series A Super Voting Preferred is redeemable at the election of the holder at a redemption price of $0.001 per share.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

No Preemptive or Similar Rights

The holders of our shares of common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Anti-Takeover Effects

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws, along with our status as a “controlled company,” could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Authorized But Unissued Preferred Stock

We are currently authorized to issue a total of 5,000,000 shares of preferred stock of which 135,000 shares has been designated as Series A Super Voting Preferred Stock. Our articles of incorporation provide that the board of directors may issue preferred stock by resolutions, without any action of the stockholders. In the event of a hostile takeover, the board of directors could potentially use this preferred stock to preserve control.

Board Action Without Meeting

Our bylaws provide that the board may take action without a meeting if all the members of the board consent to the action in writing. Board action through consent allows the board to make swift decisions, including in the event that a hostile takeover threatens current management.

No Cumulative Voting

Our bylaws and articles of incorporation do not provide the right to cumulate votes in the election of directors. This provision means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. Non-cumulative voting makes it more difficult for an insurgent minority stockholder to elect a person to the board of directors.

Stockholder Proposals

Except to the extent required under applicable laws, we are not required to include on our proxy card, or describe in our proxy statement, any information relating to any stockholder proposal and disseminated in connection with any meeting of stockholders.

Amendments to Articles of Incorporation and Bylaws

Our articles of incorporation give both the directors and the stockholders the power to adopt, alter or repeal the bylaws of the corporation. Any adoption, alteration, amendment, change or repeal of the bylaws by the stockholders requires an affirmative vote by a majority of the outstanding stock of the company. Any bylaw that has been adopted, amended, or repealed by the stockholders may be amended or repealed by the board, except that the board shall have no power to change the quorum for meetings of stockholders or of the board or to change any provisions of the bylaws with respect to the removal of directors or the filling of vacancies in the board resulting from the removal by the stockholders. Any proposal to amend, alter, change or repeal any provision of our articles of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the classes of our capital stock entitled to vote on such amendment or repeal, voting together as a single class, at a duly constituted meeting of stockholders called expressly for that purpose.

Controlled Company Status

We are a “controlled company” as defined in the Nasdaq Marketplace Rule 4350(c) because more than 50% of the combined voting power of all of our outstanding common stock is beneficially owned by Ms. Yin Yan. Our status as a controlled company may have an anti-takeover effect of delaying, deferring or preventing a change in control of the Company.

Anti-Takeover Effects of Nevada Law

The State of Nevada, where we are incorporated, has enacted statutes that could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. We have not opted out of these statutes.

Business Combinations.    The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the NRS generally prohibit a publicly traded Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of four years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors before such person became an interested stockholder or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% (for a combination within two years after becoming an interested stockholder) or a majority (for combinations between two and four years thereafter) of the outstanding voting power held by disinterested stockholders. Alternatively, a corporation may engage in a combination with an interested stockholder more than two years after becoming an interested stockholder if:

•        the consideration to be paid to the holders of the corporation’s stock, other than the interested stockholder, is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus interest compounded annually, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher; and

•        the interested stockholder has not become the owner of any additional voting shares since the date of becoming an interested stockholder except by certain permitted transactions.

A “combination” is generally defined to include (i) mergers or consolidations with the “interested stockholder” or an affiliate or associate of the interested stockholder, (ii) any sale, lease exchange, mortgage, pledge, transfer or other disposition of assets of the corporation, in one transaction or a series of transactions, to or with the interested stockholder or an affiliate or associate of the interested stockholder: (a) having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (c) representing more than 10% of the earning power or net income (determined on a consolidated basis) of the corporation, (iii) any issuance or transfer of securities to the interested stockholder or an affiliate or associate of the interested stockholder, in one transaction or a series of transactions, having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding voting shares of the corporation (other than under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution made pro rata to all stockholders of the corporation), (iv) adoption of a plan or proposal for liquidation or dissolution of the corporation with the interested stockholder or an affiliate or associate of the interested stockholder and (v) certain other transactions having the effect of increasing the proportionate share of voting securities beneficially owned by the interested stockholder or an affiliate or associate of the interested stockholder.

In general, an “interested stockholder” means any person who (i) beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting shares of a corporation, or (ii) is an affiliate or associate of the corporation that beneficially owned, within two years prior to the date in question, 10% or more of the voting power of the then-outstanding shares of the corporation.

Control Share Acquisitions.    The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations doing business, directly or through an affiliate, in Nevada, and having at least 200 stockholders of record, including at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation. The control share statute prohibits an acquirer, under certain circumstances, from voting its “control shares” of an issuing corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the issuing corporation’s disinterested stockholders or unless the issuing corporation amends its articles of incorporation or bylaws within ten days of the acquisition to provide that the “control share” statute does not apply to the corporation or to the types of existing or future stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power of a corporation. Generally, once an acquirer crosses one of the foregoing thresholds, those shares acquired in an acquisition or offer to acquire in an acquisition and acquired within 90 days immediately preceding the date that the acquirer crosses one of the thresholds, become

“control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. In addition, the corporation, if provided in its articles of incorporation or bylaws, may cause the redemption of all of the control shares at the average price paid for such shares if the stockholders do not accord the control shares full voting rights. If control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who did not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights. Our Bylaws exempts our common stock from the control share acquisition act.

Dissenters’ Rights of Appraisal and Payment

Under Nevada law, with certain exceptions, as long as shares of our common stock are traded on the Nasdaq Capital Market, holders of shares of our common stock will not have dissenters’ rights to payment of an appraised fair market value for such shares in connection with a plan of merger, conversion, or exchange unless such action requires holders of a class or series of shares to accept for such shares anything other than cash, certain publicly traded shares or securities of certain investment companies redeemable at the option of the holder. To the extent that dissenters’ rights may be available under Nevada law, stockholders who properly request and perfect such rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Nevada Court.

Stockholders’ Derivative Actions

Under Nevada law, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action was a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Nevada Court.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Issuer Direct Corp. The transfer agent and registrar’s address is One Glenwood Ave, Suite 1001, Raleigh, NC 27603.

National Securities Exchange Listing

We have applied to list our shares of common stock on the Nasdaq Capital Market under the symbol “MWYN” upon our satisfaction of the Nasdaq Capital Market’s initial listing criteria, including completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of [•] shares of common stock, assuming the issuance of [•] shares of common stock offered by us in this offering. Of these [•] shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

[•] shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Lock-Up Agreements

In connection with this offering, the Company, and its officers, directors and certain stockholders have agreed to a “lock-up” period from the closing of this offering, with respect to the shares that they beneficially own, including shares issuable upon the conversion of debt, the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of one hundred eighty (180) days (in the case of our 5% stockholders) and three hundred sixty (360) days (in the case of us, our executive officers and directors, and our affiliates) following the closing of this offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the underwriters. The 180-day or 360-day, as the case may be, restricted period is subject to extension upon certain events and the terms of the lock-up agreements may be waived at the underwriters’ discretion. The lock-up restrictions, specified exceptions and the circumstances under which the 180-day or 360-day, as the case may be, lock-up period may be extended are described in more detail under “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•        1% of the number of shares of our common stock then outstanding, which will equal approximately [*] shares immediately after this offering; or

•        the average weekly trading volume in our common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq Capital Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the nine months preceding a sale, and who has beneficially owned shares of our common stock for at least three months but less than a year, is entitled to sell such shares subject only to the availability of current public information about

us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from an issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We have agreed not to issue or grant any shares of common stock or derivatives under our stock plans for the 180-day period following the date of this prospectus. We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plan no sooner than one hundred eighty (180) days after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

UNDERWRITING

American Trust Investment Services, Inc. (“ATIS”) is acting as representative of the underwriters (the “Representative”). Subject to the terms and conditions of an underwriting agreement between us and the Representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:

Name of Representative	Number of Shares
ATIS

The underwriters are committed to purchase all the shares offered by us other than those covered by the option described below, if any, are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are not obligated to purchase the shares covered by the underwriters’ option described below. The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at those prices less a concession not in excess of $____ per share. If all of the shares offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise of the option we granted to the Representative.

	Per Share	Total Without Exercise of Representative’s Option	Total With Full Exercise of Representative’s Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Non-accountable expense allowance	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received at the closing of the offering (excluding any proceeds received upon any subsequent exercise of the option).

We have also agreed to pay the Representative’s expenses relating to the offering, (a) all filing fees and expenses relating to the registration of the securities with the Commission; (b) all fees and expenses relating to the listing of the shares of common stock on a national exchange, if applicable; (c) all fees, expenses and disbursements relating to the registration or qualification of the securities under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the “blue sky” counsel, which will be the Company’s counsel) unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the securities under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (e) the costs of all mailing and printing of the Offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the Representative; and (g) the fees and expenses of the our accountants; and (h) a maximum of $180,000 for fees and expenses including “road show,” diligence, and reasonable legal fees and disbursements for Representative’s counsel. We shall be responsible for Representative’s external counsel legal costs irrespective of whether the Offering is consummated or not, subject to $60,000 cap in the event that there is not a Closing. Additionally, we provided an expense advance to the Representative of $120,000 upon execution of their Agreement. The advance shall be applied towards out-of-pocket accountable expense set forth herein and any portion of the advance shall be returned back to us to the extent not actually incurred in compliance with FINRA Rule 5110(f)(2)(C).

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount and non-accountable expense allowance, will be approximately $_______.

Over-allotment Option

We have granted the underwriters an over-allotment option. This over-allotment option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase up to an additional _________ shares of common stock and/or Warrants to purchase up to ______ shares of common stock based on a public offering price of $______ which is equal to 15% of the number of shares of common stock sold in the offering. If the underwriters exercise all or part of this over-allotment option, they will purchase shares of common stock covered by the over-allotment option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this over-allotment option is exercised in full, the total price to the public will be $_____________ and the total net proceeds, less the underwriting discount but before expenses, to us will be $__________.

Representative’s Warrants

We have agreed to issue to the Representative (or its permitted assignees) warrants (“Representative Warrants”) to purchase up to ______ shares of common stock (and up to __________ shares of common stock assuming the Representative’s option is exercised in full) which is equal to 5% of the shares offered hereby. We are registering hereby the issuance of the Representative’s Warrants and the shares of common stock issuable upon exercise of such warrants. The Representative Warrants will be exercisable at any time, and from time to time, in whole or in part, during the five year period commencing 180 days from the effective date of the registration statement of which this prospectus is a part, which period is in compliance with FINRA Rule 5110(e)(1). The Representative Warrants are exercisable for cash or on a cashless basis at a per share price equal to $_______ per share, or 120% of the public offering price per share in the offering. The Representative Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Representative (or permitted assignees) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the registration statement of which this prospectus is a part. In addition, the Representative Warrants provide for certain demand and piggyback registration rights. The warrants provide for one demand registration right in accordance with Rule 5110(g)(8)(b) and unlimited piggyback registration rights. The demand registration rights and piggyback registration rights provided will terminate 5 years from the effective date of the registration statement of which this prospectus is a part in compliance with FINRA Rule 5110(g)(8(c), (d) and (e), respectively. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Representative Warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our executive officers and directors, and certain of our stockholders, have agreed, without the prior written consent of the Representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of the Company or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of 180 days from the date of this prospectus in the case of our 5% stockholders and 360 days in the case of us, our executive officers and directors, and our affiliates.

In addition to the above and in connection with their holding of debt in the Company, holders have agreed to certain market stand-off provisions pursuant to which they have agreed not to convert, sell or otherwise transfer debt held in the Company or securities convertible or exercisable into common stock of the Company, without the consent of the Representative, for a period of 180 days following the date of this prospectus.

Certain Post Offering Investments

The Company has agreed to pay ATIS an aggregate cash fee of 8% in the event investors previously directly introduced to the Company by such parties provide capital to the Company during the period commencing following the closing of the offering and continuing for a period of 12 months thereafter.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•        Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

•        Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the option. If the underwriters sell more securities than could be covered by exercise of the option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on The Nasdaq Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the shares of common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of securities to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part.

Other Relationships

From time to time, certain of the underwriters and their affiliates have provided, and may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Market Information

The public offering price will be determined by discussions between us and the Representative. In addition to prevailing market conditions, the factors to be considered in these discussions will include:

•        an assessment of our management and the underwriters as to the price at which investors might be willing to participate in this offering;

•        the history of, and prospects for, our company and the industry in which we compete;

•        our past and present financial information;

•        our past and present operations, and the prospects for, and timing of, our future revenues;

•        the present state of our development; and

•        the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.

Offer and Sale Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPERTS

The consolidated financial statements of Marwynn Holdings, Inc. as of April 30, 2024 and 2023 and for each of the years in the two-year period ended April 30, 2024 have been audited by Golden Eagle CPAs LLC, an independent registered public accounting firm, as stated in their report thereon and included in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing. The office of Golden Eagle CPAs LLC is located at 90 Washington Valley Road, Bedminster, New Jersey 07921.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon by Lewis Brisbois Bisgaard & Smith LLP, San Francisco, California. DeMint Law, PLLC, Las Vegas, Nevada, is acting as counsel for the Representative and the underwriters in connection with this offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s website at www.sec.gov.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on the website of the SEC referred to above. We also maintain a website at www.marwynnholdings.com. Our website and the information contained on, or that can be accessed through, our website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock. We will provide a copy of our annual report to security holders, including audited financial statements, at no charge upon receipt of your written request to us at Marwynn Holdings, Inc., 12 Chrysler Unit C, Irvine, CA 92618.

MARWYNN HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and stockholders of
Marwynn Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Marwynn Holdings, Inc. (the “Company”) as of April 30, 2024 and 2023, the related consolidated statements of income, changes in stockholders ‘equity (deficit) and cash flows for each of the years in the two-year period ended April 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Golden Eagle CPAs LLC

We have served as the Company’s auditor since 2024.

Bedminster, New Jersey

August 12, 2024, except for Note 14 and Note 15 as to which the date is September 26, 2024

MARWYNN HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)

	As of April 30,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$1,364,780	$79,475
Accounts receivable, net	1,377,715	375,192
Inventories, net	4,282,334	4,207,553
Prepaid expenses and other current assets	188,001	475,835
Total current assets	7,212,830	5,138,055

Non-current assets:
Property and equipment, net	342,809	335,033
Intangible asset, net	227,083	—
Operating lease right-of-use assets	4,680,790	1,627,197
Deferred tax assets	95,048	67,238
Total non-current assets	5,345,730	2,029,468
TOTAL ASSETS	$12,558,560	$7,167,523

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term loan payable	$500,000	$—
Accounts payable	1,684,577	1,606,347
Deferred revenue	564,618	408,747
Accrued expenses and other current liabilities	205,742	193,564
Operating lease liabilities – current	1,122,059	353,559
Finance lease liabilities – current	9,244	8,750
Income tax payable	474,531	84,586
Auto loan payable	35,865	—
Due to related parties	1,219,542	2,685,900
Total current liabilities	5,816,178	5,341,453

Non-current liabilities:
Operating lease liabilities – non-current	3,818,544	1,436,002
Finance lease liabilities – non-current	2,391	11,635
Auto loan payable	—	55,091
Long-term loan	100,000	100,000
Total non-current liabilities	3,920,935	1,602,728
TOTAL LIABILITIES	$9,737,113	$6,944,181

Commitments and Contingencies	—	—

Stockholders’ equity
Preferred stock, par value of $0.001 per share; 5,000,000 shares authorized, 135,000 shares and 0 share Series A Super Voting Preferred Stock designated, issued and outstanding as of April 30, 2024 and 2023, respectively;*	135	—
Common stock, par value $0.001, 45,000,000 shares authorized; 15,004,004 shares and 14,508,004 shares issued and outstanding at April 30, 2024 and 2023, respectively*	15,004	14,508
Additional paid-in capital	2,384,891	785,492
Retained earnings (accumulated deficit)	421,417	(576,658)
Total stockholders’ equity	2,821,447	223,342
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$12,558,560	$7,167,523

____________

*        Share and per share data are presented on a retroactive basis to reflect the effects of the corporate reorganization completed on April 29, 2024 and to give the effects to (i) 1.55-for-1 forward stock split of the common stock, and (ii) 4.5-for-1 forward stock split of the Series A Super-Voting Preferred Stock effected on September 9, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

MARWYNN HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Amount in U.S. dollars, except for number of shares)

	For the years ended
	April 30,
	2024	2023
Revenue, net	$11,920,570	$11,255,456
Cost of revenue	(6,584,969)	(6,316,412)
Gross profit	5,335,601	4,939,044

Operating expenses:
Selling expenses	(737,121)	(1,410,225)
General and administrative expenses	(3,207,995)	(2,513,964)
Total operating expenses	(3,945,116)	(3,924,189)

Income from operations	1,390,485	1,014,855

Other income/(expenses):
Other income (expenses)	(840)	31,595
Interest income (expenses)	(27,835)	(17,165)
Total other income (expense), net	(28,675)	14,430

Income before income tax expense	1,361,810	1,029,285
Income tax expense	(363,735)	(297,883)
Net income	998,075	731,402

Net income per common stock
Basic and diluted	$0.07	$0.05
Weighted average number of common stock outstanding
Basic and Diluted*	14,509,359	14,508,004

____________

*        Share and per share data are presented on a retroactive basis to reflect the effects of the corporate reorganization completed on April 29, 2024 and to give the effects to (i) 1.55-for-1 forward stock split of the common stock, and (ii) 4.5-for-1 forward stock split of the Series A Super-Voting Preferred Stock effected on September 9, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

MARWYNN HOLDINGS, INC,
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
(Amount in thousands of U.S. dollars, except for number of shares)

	Preferred shares		Common shares		Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder’s equity (deficit)
	Share	Amount	Share	Amount
Balance as of May 1, 2022	—	$—	14,508,004	$14,508	$785,492	$(1,308,060)	$(508,060)
Net income	—	—		—	—	731,402	731,402
Balance as of April 30, 2023	—	—	14,508,004	14,508	785,492	(576,658)	223,342
Net income	—	—		—		998,075	998,075
Conversion of stockholders’ payable into capital contribution	—	—	—	—	800,000	—	800,000
shares issued in connection of reorganization			496,000	496	799,504	—	800,000
Issuance of preferred shares	135,000	135		—	(105)	—	30
Balance as of April 30 2024	135,000	$135	15,004,004	$15,004	$2,384,891	$421,417	$2,821,447

____________

*        Share and per share data are presented on a retroactive basis to reflect the effects of the corporate reorganization completed on April 29, 2024 and to give the effects to (i) 1.55-for-1 forward stock split of the common stock, and (ii) 4.5-for-1 forward stock split of the Series A Super-Voting Preferred Stock effected on September 9, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

MARWYNN HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares)

	For the years ended
	April 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$998,075	$731,402
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	143,090	98,755
Amortization of operating lease right-of-use asset	1,027,786	711,936
Sales return allowance	92,392	61,814
Deferred Tax Asset	(27,810)	212,497
Provision for credit loss	(37,134)	61,832
Changes in operating assets and liabilities:
Accounts receivable, net	(1,057,781)	(394,104)
Inventories, net	(74,782)	(1,858,374)
Prepaid expenses and other current asset	287,834	(68,395)
Accounts payable	78,232	1,130,653
Deferred revenue	155,871	(950,756)
Tax payable	389,946	84,586
Accrued expenses and other current liabilities	12,178	793,574
Operating Lease liabilities	(930,337)	(749,600)
Financing Lease liabilities	(8,750)	(6,377)
Net cash provided by (used in) operating activities	1,048,810	(140,557)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(127,950)	(58,290)
Purchase of intangible asset	(250,000)	—
Net cash used in investing activities	(377,950)	(58,290)

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from short-term loan payable	500,000	—
Proceeds from (repayment of) auto loan payable	(19,226)	25,350
Proceeds from (repayment of) borrowings from related parties	(666,358)	147,593
Proceeds from issuance of common and preferred shares	800,030	—
Net cash provided by financing activities	614,446	172,943

Net change in cash and cash equivalents	1,285,305	(25,904)
Cash and cash equivalents, beginning of the year	79,475	105,379
Cash and cash equivalents, end of the year	1,364,780	79,475

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$1,600	$800
Cash paid for interest	$27,835	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Obtaining right-of-use assets in exchange for operating lease liabilities	$3,801,914	$—
Conversion of stockholders’ payable into capital contribution	$800,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS

Business

Marwynn Holdings, Inc. (“Marwynn” or the “Company”), through its wholly-owned subsidiaries, is primarily engaged in providing supply chain management solutions to customers in the United States of America.

Marwynn was incorporated in the state of Nevada, United States of America (“USA”) on February 27, 2024 as a holding company with no substantial operations of its own.

Prior to the reorganization described below, the Company’s business was operated by the following entities: (1) FuAn Enterprise, Inc (“FuAn”), was incorporated in the state of California, USA on April 18, 2016. FuAn is a food and non-alcoholic beverage supply chain company that specializes in connecting businesses between different regions, particularly between Asia and the U.S. FuAn’s comprehensive supply chain services include the sourcing of Asian food, snacks, and non-alcoholic beverages, and distributing branded goods to mainstream markets, grocery stores and wholesale/warehouse clubs in the U.S. In addition, FuAn provides supply chain consulting, and market expansion support for businesses; (2) Grand Forest Cabinetry Inc (“Grand Forest”), was incorporated in the state of California, USA on February 22, 2021. KZS Kitchen Cabinet & Stone Inc (“KZS”), was incorporated in the state of California, USA on October 11, 2018 and merged with and into Grand Forest on June 1, 2024. Following the merger, all of the home improvement business is now under Grand Forest (see Note 15). Grand Forest is an indoor home improvement supply chain provider that focuses on providing high-quality kitchen cabinets, flooring, and home improvement products sourced from international suppliers.

Reorganization

On April 29, 2024, all the stockholders of FuAn transferred all of their ownerships in FuAn and exchanged for 7,399,084 shares of Marwynn’s common stock. On April 25, 2024, all the stockholders of Grand Forest transferred all of their ownerships in Grand Forest and exchanged for 4,976,244 shares of Marwynn’s common stock. On April 25, 2024, all the stockholders of KZS transferred all of their ownerships in KZS and exchanged for 2,132,676 shares of Marwynn’s common stock. The transfer was considered as a reorganization of entities under common control under ASC 805-50-15-6, since all the stockholders of FuAn, Grand Forest and KZS became the stockholders of Marwynn and own majority equity interest of Marwynn, and Marwynn became the parent of FuAn, Grand Forest and KZS. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

As of April 30, 2024, the consolidated financial statements of the Company include the following entities:

Name of entities	Place and date of incorporation	% of ownership		Principal activities
		Direct	Indirect
Marwynn Holdings, Inc.	February 27, 2024	Parent		Investment Holding
FuAn Enterprise, Inc.	April 18, 2016	100%		Food and beverage supply chain and brand management services
Grand Forest Cabinetry Inc	February 22, 2021	100%		Sale of indoor home improvement products
KZS Kitchen Cabinet & Stone Inc.	October 11, 2018	100%		Sale of indoor home improvement products. Merged with Grand Forest on June 1, 2024.

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding consolidated financial reporting. The consolidated financial statements include the accounts of Marwynn, FuAn, Grand Forest and KZS. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Risks and Uncertainties

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The COVID-19 pandemic had negatively affected the Company’s business and financial results in fiscal years 2020-2023. Due to various restrictions and travel bans, the Company experienced temporary decrease in monthly revenue because of the decreased demand by customers, the difficulty to source authentic premium Asian foods and house remodeling products from various suppliers, and delayed payments from customers. However, such disruptions have not materially affected the Company’s business outlook and goals. With years of experience in marketing and selling authentic premium Asian foods and indoor home improvement products, the Company have established a mature supply chain with distributors. In addition, the Company is setting up centralized purchase department to promote centralized purchase from suppliers, to reduce the purchase price and increase the rebate rates offered by the suppliers. Accordingly, the Company believes its current supply chain network are able to support the Company’s business growth.

Although the spread of COVID-19 appears to be under control as of the date of this prospectus, the extent to which the COVID-19 pandemic may impact the Company’s future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and COVID-19 variants, if any, any related travel advisories and restrictions, and the overall impact of the

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

COVID-19 pandemic on the global economy and capital markets, all of which remain uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

The Company’s future business operations could also be negatively impacted by Russia’s invasion of Ukraine. The Company primarily engages in sales of authentic premium Asian foods and indoor home improvement products to customers in the U.S.A. Currently, we do not have any suppliers or customers in Ukraine or Russia. The Company’s business and its result of operations have no direct exposure to Russia, Ukraine, or the adjoining geographic regions, and accordingly have not been materially impacted by the Russia’s invasion of Ukraine. However, the war in Ukraine and the related sanctions have increased global economic and geopolitical uncertainty. Management continues to evaluate the impact of the ongoing war between Russia and Ukraine and resulting market volatility and has concluded that while it is reasonably possible that these events could have a negative effect on the Company’s future financial position, results of operations, the specific impact is not readily determinable as of the date of this report.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. These estimates and judgments include, but are not limited to, revenue recognition, sales return allowance, the allowance for bad debt, income taxes, the useful lives of long-lived assets and assumptions used in assessing impairment of long-lived assets. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Although actual amounts may differ from the estimated amounts, such differences are not likely to be material.

Cash and Cash Equivalents

Cash and equivalents include cash on hand and demand deposits that are highly liquid in nature and have original maturities when purchased of three months or less. The Company’s cash is maintained at financial institutions in the United States of America. Deposits in these financial institutions may, from time to time, exceed the Federal Deposit Insurance Corporation (“FDIC”)’s federally insured limits. The standard insurance amount is $250,000 per depositor, per insured bank, for each account ownership category. The bank deposits exceeding the standard insurance amount will not be covered. As of April 30, 2024 and 2023, cash balances held in the banks, exceeding the standard insurance amount, are $562,890 and nil, respectively. The Company has not experienced any losses in accounts held in these financial institutions and believes it is not exposed to any risks on its cash held in these financial institutions.

Accounts Receivable, Net

On May 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (Accounting Standards Codification (“ASC”) 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not they will be required to sell.

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company adopted ASC 326 and all related subsequent amendments thereto effective May 1, 2023, using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The was no transition adjustment of the adoption of CECL.

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including historical losses, the age of the receivable balance, the customer’s historical payment pattens, its current credit-worthiness and financial condition, and current market conditions and economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of April 30, 2024 and 2023, the Company had allowance for credit losses of $24,698 and $61,832, respectively.

Inventory

Inventories consist of merchandise held for sale and are stated at the lower of cost or net realizable value. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recorded in cost of sales in the consolidated statement of income in the period in which it occurs. Grand Forest and KZS determines inventory costs using the moving weighted average cost method, FuAn determined inventory costs using First-in-First-out method (“FIFO”). The Company records reserve for estimated losses related to shrinkage and other amounts that are otherwise not expected to be fully recoverable. The Company assesses the need for valuation allowances for slow-moving, excess and obsolete inventories by estimating the net recoverable value of such goods based upon inventory category, inventory age, specifically identified items and overall economic conditions. There was no inventory allowance as of April 30, 2024 and 2023.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Expenditures for maintenance and repairs are expensed as incurred, while additions, renewals and improvements that extend the useful lives of property and equipment are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts, and any resulting gain or loss is reflected in the consolidated statement of income. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives by asset classification are generally as follows:

Estimated Useful Life
Furniture and fixtures	3 – 7 years
Office equipment	3 – 5 years
Warehouse machinery and equipment	5 – 7 years
Vehicles	5 years

Impairment of Long-Lived Assets

Long-lived assets, which include property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The recoverability of long-lived assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable.

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company evaluates events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of those assets, the Company records an impairment charge in the period in which such a determination is made. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Based on the above analysis, no impairment loss was recognized related to these assets as of April 30, 2024 and 2023.

Income Tax

The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

The Company follows FASB ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

The Company utilizes a two-step approach to evaluate measure uncertain income tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating its tax positions and estimating its tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company includes interest and penalties related to its tax contingencies in income tax expense.

Revenue Recognition

In accordance with ASC 606, “Revenue from Contracts with Customers,” revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these goods or services. The Company recognizes revenues following the five-step model prescribed under ASU No. 2014-09: (i) identifies contract(s) with a customer; (ii) identifies the performance obligations in the contract; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations in the contract; and (v) recognizes revenues when (or as) it satisfies the performance obligation.

The Company derives its revenues primarily from two business segments to provide food and beverage supply chain and brand managements services, and indoor home improvement products to dealers and retail customers. and sales of indoor home improvement products to customers.

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from food and beverage sales

FuAn sources authentic premium Asian foods from various suppliers and then distributes to customers (mainly supermarket and grocery stores) in the U.S.A. The Company accounts for revenue from sales of authentic premium Asian foods on a gross basis as the Company is responsible for fulfilling the promise to provide the desired authentic premium Asian foods products to customers, and is subject to inventory risk before the product ownership and risk are transferred and has the discretion in establishing prices. All of FuAn’s contracts are fixed price contracts and have one single performance obligation as the promise is to transfer the individual goods to customers.

The sales transaction price is indicated in each purchase order with a Deduct from Invoice (“DFI”) discount which automatically reduces per unit cost on invoice, and payment terms are primarily set as “net 30.” The Company elects to account for shipping and handling as fulfillment activities, and not as a separate performance obligation. The Company’s revenue from sales of authentic premium Asian food products is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. Revenue from the sale of food products is reported net of sales returns and allowance.

Revenue from sales of indoor home improvement products

Revenues from the sale of indoor home improvement products and accessories by Grand Forest and KZS at their stores, is recognized at a point in time when control of merchandise is transferred to the customer. Merchandise can either be picked up in the store or delivered to the customer. For merchandise picked up in the store, control is transferred at the time of the sale to the customer. For merchandise delivered to the customer, control is transferred either when delivery has been completed, or when we have a present right to payment which, for certain merchandise, occurs upon conveyance of the merchandise to the carrier for delivery. Grand Forest and KZS’ payment terms are primarily at the point of sale for merchandise sales. Grand Forest and KZS elected to account for shipping and handling as fulfillment activities, and not as a separate performance obligation. The Company accounts for revenue from sales of indoor home improvement products on a gross basis as the Company is responsible for fulfilling the promise to provide the desired indoor home improvement products to customers, and is subject to inventory risk before the product ownership and risk are transferred and has the discretion in establishing prices. All of the Company’s contracts are fixed price contracts and have one single performance obligation as the promise is to transfer the individual goods to customers. Revenue from the sale of merchandise is reported net of sales returns and allowance. Grand Forest and KZS estimate future returns based on historical return and current trend of product sales.

Sales Returns and Allowances

For food and beverage and indoor home improvement product sales, the Company accrues estimated sales returns based on past experience and current trend of product sales. The allowance for sales returns at April 30, 2024 and 2023 amounted to $205,988 and $113,596, respectively.

Consulting service revenue

Consulting service revenue primarily consists of service income from providing supply chain and brand management services proposals and solutions to customers to help them optimize their inventory management and product distribution strategy, to reduce delivery times, shipping costs and diversify distribution channels. The Company’s contracts with customers for supply chain and brand management services are fixed-price contracts. The Company also believes that it serves as a principal in this type of transaction because it has the latitude in establishing prices with customers, and is responsible for bearing the related costs to complete the designated services. It normally takes a few months up to one year to complete the designated services. Revenue is recognized over the service period.

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of Revenue

The following table provides information about disaggregated revenue by product or service type:

	For the Years Ended April 30,
	2024	2023
Revenue from sales
Authentic premium Asian foods	$3,107,583	$4,383,812
Indoor home improvement products	8,627,987	6,871,644
Total sales revenues	$11,735,570	$11,255,456
Revenue from consulting service	185,000	—
Total revenues	$11,920,570	$11,255,456

Contract Assets and Liabilities

The Company did not have contract assets as of April 30, 2024 and 2023.

Contract liabilities are recognized for contracts where payment has been received in advance of product delivery. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $564,618 and $408,747 as of April 30, 2024 and 2023, respectively, consist primarily of fees received from customers in advance of product delivery. These amounts represented the Company’s unsatisfied performance obligations as of the balance sheet dates. The amounts of revenue recognized in the years ended April 30, 2024 and 2023 that were included in the opening deferred revenue were $408,747 and $1,359,503, respectively.

Cost of Revenues

Cost of revenues consists of merchandise purchase costs, warehousing costs, duty and freight-in costs, packaging costs and labor costs associated with providing consulting services to customers.

Shipping and Handling Costs

Shipping and handling costs include costs incurred for delivery of the products to customers, and are included in selling expenses. Shipping and handling costs were $36,823 and $112,946 for the years ended April 30, 2024 and 2023, respectively.

Operating Expenses

Operating expenses primarily consist of selling expenses and general and administrative (“G&A”) expenses. Selling expenses mainly consist of advertising and marketing expenses, sales commission and showroom maintenance expenses. G&A expenses mainly consist of payroll expense, office and auto leasing, contracted labor, food testing, consulting, deprecation and insurance expenses. All costs associated with selling and general and administrative function are expensed as incurred.

Segment Information

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by Zhifen Zhou, the Company’s chief operating decision maker (the “CODM”) in order to allocate resources and assess the performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different products. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280, including sale of food and beverages, sale of indoor home improvement products and accessories and consulting services.

The following tables present summary information by segment for the years ended April 30, 2024 and 2023, respectively:

	For the year ended April 30, 2024
	Sale of food and beverage	Sale of indoor home improvement products	Consulting services	Total
Revenues, net	$3,107,583	$8,627,987	$185,000	$11,920,570
Cost of revenue	1,637,583	4,849,898	97,488	6,584,969
Operating expenses	668,425	3,251,451	25,240	3,945,116
Income from operations	801,575	526,638	62,272	1,390,485
Other expenses, net	(1,411)	(27,264)	—	(28,675)
Income tax expense	235,033	128,702	—	363,735
Net income	$565,131	$370,672	$62,272	$998,075
Capital expenditure	$6,138	$121,812	—	$127,950
Total reportable assets	$2,119,176	$10,779,384	—	$12,898,560
	For the year ended April 30, 2023
	Sales of food and beverage	Sale of indoor home improvement products	Consulting service	Total
Revenues, net	$4,383,811	$6,871,645	$—	$11,255,456
Cost of revenues	2,592,478	3,723,934	—	6,316,412
Operating expense	1,163,859	2,760,330	—	3,924,189
Income from operations	627,475	387,381	—	1,014,855
Other income (expenses), net	(5,613)	20,043	—	14,430
Income tax expense	122,748	175,135	—	297,883
Net income	$499,114	$232,289	—	$731,402
Capital expenditure	$3,909	$54,381	—	$58,290
Total reportable assets	$650,237	$6,517,286	—	$7,167,523

For the years ended April 30, 2024 and 2023, all of the Company’s assets are located in the United States and substantial portion of the revenue was derived from customers located in the United States.

Fair Value of Financial Instruments

The Company applies the fair value measurement accounting standard in accordance with ASC 820-10, “Fair Value Measurements and Disclosures,” whenever other accounting pronouncements require or permit fair value measurements. Fair value is defined in ASC 820-10 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels (Level 1 is the highest priority and Level 3 is the lowest priority):

•        Level 1 — Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

•        Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, or other observable inputs that can be corroborated by observable market data.

•        Level 3 — Unobservable inputs that are not supported by market data. Unobservable inputs are developed based on the best information available, which might include the Company’s own data.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalent, accounts receivable, inventories, prepaid expenses and other current assets, short-term loan payable, accounts payable, accrued expenses and other current liabilities and deferred revenue approximate the fair value of the respective assets and liabilities as of April 30, 2024 and 2023 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of long-term loan approximates its fair value at April 30, 2024 and 2023 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Leases

Under ASC 842, “Leases,” a contract is or contains a lease when the Company has the right to control the use of an identified asset. The Company determines if an arrangement is a lease at inception of the contract, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. The commencement date of the lease is the date that the lessor makes an underlying asset available for use by the Company.

The Company determines if the lease is an operating or finance lease at the lease commencement date based upon the terms of the lease and the nature of the asset. The lease term used to calculate the lease liability includes options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Marwynn’s warehouse and office lease is classified as an operating lease, reflected in the operating lease right-of-use assets, current portion of operating lease liabilities and non-current portion of operating lease liabilities on the consolidated balance sheets. Marwynn’s equipment lease is classified as a finance lease, reflected in the property and equipment, current portion of finance lease liabilities and non-current portion of finance lease liabilities on the consolidated balance sheets.

The lease liability for both operating lease and finance lease is measured at the present value of future lease payments, discounted using the discount rate for the lease at the commencement date. As the Company is typically unable to determine the implicit rate, the Company uses an incremental borrowing rate based on the lease term and economic environment at commencement date. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU assets include adjustments for prepayments and accrued lease payments. The right-of-use (“ROU”) asset is initially measured as the amount of lease liability, adjusted for any initial lease costs, prepaid lease payments, and reduced by any lease incentives.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, “Property, Plant, and Equipment,” as ROU assets are long-lived nonfinancial assets.

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU assets are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The right-of-use (“ROU”) asset is initially measured as the amount of lease liability, adjusted for any initial lease costs, prepaid lease payments, and reduced by any lease incentives. There was no impairment of the Company’s ROU assets as of April 30, 2024 and 2023.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

Earnings per Share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary stockholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary stockholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that has an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the years ended April 30, 2024 and 2023, the Company had no dilutive shares.

Commitments and Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. As of April 30, 2024 and 2023, the Company has no such contingencies.

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of accounts and other receivables. The Company does not require collateral or other security to support these receivables. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

For the years ended April 30, 2024 and 2023, one customer accounted for approximately 19% and 39% of the Company’s total sales, respectively. As of April 30, 2024 and 2023, total accounts balance from this customer were nil and $137,461, respectively.

As of April 30, 2024, two customers accounted for 52% and 31% of the Company’s total outstanding accounts receivable balance, respectively. As of April 30, 2023, four customers accounted for 37%, 29%, 15% and 10% of the Company’s total outstanding accounts receivable balance, respectively.

For the year ended April 30, 2024, the Company had two major vendors accounted for 43% and 10% of the Company’s total purchases, respectively. As of April 30, 2024, accounts payable to these two vendors were $458,363 and nil, respectively. For the year ended April 30, 2023, the Company had four major vendors accounted for 27%, 20%, 16% and 10% of the Company’s total purchase, respectively. As of April 30, 2023, accounts payable to these four vendors were nil, $212,793, $655,181 and nil, respectively.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In March 2023, the FASB issued ASU 2023-01, Lease (Topic 842): Common Control Arrangements, which clarifies the accounting for leasehold improvements associated with leases between entities under common control (hereinafter referred to as common control lease). ASU 2023-01 requires entities to amortize leasehold improvements associated with common control lease over the useful life to the common control group (regardless of the lease term) as long as the lessee controls the use of the underlying asset through a lease, and to account for any remaining leasehold improvements as a transfer between entities under common control through an adjustment to equity when the lessee no longer controls the underlying asset. This ASU will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. An entity may apply ASU 2023-01 either prospectively or retrospectively. The Company is currently evaluating the impact that the adoption of ASU 2023-01 will have on its consolidated financial statement presentations and disclosures.

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 are effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s consolidated financial statements or related disclosures.

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2023, the FASB issued ASU 2023-07, the amendments in the ASU are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

The Company’s management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following at April 30, 2024 and 2023:

	April 30, 2024	April 30, 2023
Accounts receivable	$1,608,401	$550,620
Less: allowance for credit losses	(24,698)	(61,832)
Less: sales return allowance	(205,988)	(113,596)
Accounts receivable, net	$1,377,715	$375,192

Accounts receivable by aging bucket as of April 30, 2024 and 2023, and subsequent collection of the outstanding accounts receivable as of the date of this report was issued, consisted of the following:

Accounts receivable by aging bucket	Balance as of April 30, 2024	Subsequent collection	% of subsequent collection
Less than six months	$1,276,024	$982,853	71.3%
Seven to nine months	94,820	94,820	6.9%
Ten to twelve months	6,871	6,871	0.5%
Total gross accounts receivable	$1,377,715	$1,084,544	78.7%
Accounts receivable by aging bucket	Balance as of April 30, 2023	Subsequent collection	% of subsequent collection
Less than six months	$318,889	$318,889	85.0%
Seven to nine months	3,874	3,874	1.0%
Ten to twelve months	52,429	52,429	14.0%
Total gross accounts receivable	$375,192	$375,192	100%

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET (cont.)

The movement of allowance for credit losses and sales return allowance is as follows:

	April 30, 2024	April 30, 2023
Beginning balance	$175,428	$21,392
Additions (recovery) of allowance for credit loss	(37,134)	40,440
Sales return allowance	92,392	113,596
Ending balance	$230,686	$175,428

On October 3, 2023, KZS entered a business loan agreement with American First National Bank to borrow $500,000 as working capital for 12 months, with loan maturity date on October 3, 2024. As of April 30, 2024, 70% of accounts receivable balance of $475,092 of KZS were pledged as collateral to guarantee this loan (see Note 9).

NOTE 4 — INVENTORY

Inventories, net, consisted of the following:

	April 30, 2024	April 30, 2023
Finished goods and merchandise	$4,282,334	$4,207,553
Inventory valuation allowance	—	—
Total inventory, net	$4,282,334	$4,207,553

On October 3, 2023, KZS entered a business loan agreement with American First National Bank to borrow $500,000 as working capital for 12 months, with loan maturity date on October 3, 2024. KZS’s 50% of inventories were pledged as collateral to guarantee this loan (see Note 9).

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets, consisted of the following:

	April 30, 2024	April 30, 2023
Advance to vendors(i)	$35,159	$301,567
Security deposits(ii)	152,842	173,756
Other	—	512
Total	$188,001	$475,835

____________

(i)      Advance to vendors represents cash paid to various vendors for inventory purchase. Advances to vendors are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realization of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for credit loss for unrealizable balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for credit loss by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of April 30, 2024 and 2023, there was no credit loss recorded as management believed that all of the advance to vendor balances were fully realizable.

(ii)     Security deposits represent rental security payment to the landlords for its warehouse and office facilities, which will be refunded upon maturity of the lease.

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	April 30, 2024	April 30, 2023
Furniture and fixture	$565,959	$438,009
Machinery and equipment	26,762	26,762
Vehicles	114,636	114,636
Subtotal	707,357	579,407
Less: accumulated depreciation	(364,548)	(244,374)
Property and equipment, net	$342,809	$335,033

Depreciation expenses were $120,174 and $98,755 for the years ended April 30, 2024 and 2023, respectively.

NOTE 7 — INTANGIBLE ASSETS, NET

Intangible asset, net consisted of the following:

	April 30, 2024	April 30, 2023
Software	$250,000	$—
Less: accumulated amortization	(22,917)	—
Intangible assets, net	$227,083	$—

On November 19, 2023, the Company purchased a supply chain cloud management system from a third-party vendor at a cost of $0.25 million. This is a packaged software with multiple modules and functions, including accounting and reporting, purchase order processing and supply chain management, data gathering and analysis, etc. The Company amortizes this software over an estimated useful life of five years.

Amortization expenses for the years ended April 30, 2024 and 2023 were $22,917 and nil, respectively.

As of April 30, 2024, the estimated future amortization expenses of the intangible assets were as follow:

12 months ending April 30,	Amortization expenses
2025	$50,000
2026	50,000
2027	50,000
2028	50,000
2029	27,083
Total	$227,083

NOTE 8 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	April 30, 2024	April 30, 2023
Payroll and payroll tax payable	$82,149	$17,055
Accrued expenses	1,906	514
Sales tax payable	45,900	35,033
Credit card payable	54,866	102,728
Other payables	20,921	38,234
	$205,742	$193,564

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — LOANS PAYABLE

Short-term Loan Payable

On October 3, 2023, KZS entered a business loan agreement with American First National Bank to borrow $500,000 as working capital for 12 months, with loan maturity date on October 3, 2024. The loan carries a variable interest rate that was based on an independent index which was the Wall Street Journal U.S. Prime as published int the Wall Street Journal Money Rates Section. For the year ended April 30, 2024, the interest rate was 9%. In addition, the Company is required to pay regular monthly payments of all accrued unpaid interest due as of each payment date beginning on November 3, 2023. KZS’s 70% of account receivable balance were pledged as collateral to guarantee this loan (see Note 3) and KZS’s 50% of inventory was pledged as collateral to guarantee this loan (see Note 4).

Long-term Loan Payable

On June 9, 2020, the Company entered into a loan agreement with an unrelated party to borrow $100,000 as working capital for five years, with loan maturity date on June 9, 2025 and with an annual interest of 4.75%. There is no guarantee or collateral requirement on this loan.

Interest expense for the above-mentioned loans amounted to $18,644 and $4,347 for the years ended April 30, 2024 and 2023, respectively.

NOTE 10 — AUTO LOAN PAYABLES

On August 7, 2019, the Company entered a loan agreement with an auto dealer to purchase a vehicle. The loan has a maturity date on August 21, 2025 and bears interest at a rate of 4.79% per annum, payable monthly from September 21, 2019. During the years ended April 30, 2024 and 2023, the company repaid $9,361 and $9,361 (including principal and interest) for this loan, respectively. As of April 30, 2024 and 2023, the outstanding balance for this loan was $10,895 and $20,550, respectively.

On October 25, 2022, the Company entered a loan agreement with another auto dealer to purchase a vehicle. The loan has a maturity date on November 9, 2025 and bears interest at a rate of 9.79% per annum, payable monthly from December 9, 2022. During the years ended April 30, 2024 and 2023, the Company repaid of $15,190 and $6,329 (including principal and interest) for this loan, respectively. As of April 30, 2024 and 2023, the outstanding balance for this loan was $24,970 and $34,541, respectively.

NOTE 11 — LEASE

Operating lease

On June 25, 2019, KZS entered into a lease agreement with the landlord to lease a showroom located in a shopping center in Santa Clara, California, with a lease term of five and half years, and an option to renew the lease for another five years. The lease commenced on August 1, 2019 and will expire on January 31, 2030 including the five-year option as the Company believe it is more than likely they will exercise the lease renewal option. The Company received a six-month rent abatement, which was considered in calculating the present value of the operating lease ROU asset. The monthly rental payment is $21,168 for the period from February 1, 2020 to January 31, 2021, with a 2% rental payment increase for each year thereafter.

On February 1, 2021, KZS entered into a sublease agreement with the landlord to lease a warehouse in Union City, California, with a lease term of 30months, commencing on March 1, 2021, and with the expiration date on August 31, 2023. The Company received a two-month rent abatement, which was considered in calculating the present value of the operating lease ROU asset. The initial monthly rental payment is $38,500 for the period from May 1, 2021 to August 31, 2021, with an approximately 3% rental payment increase starting on September 1, 2021 for each 12 months. On March 20, 2023, the Company terminated the sublease agreement and signed a new lease agreement directly with landlord to lease the same property with expanded space for a lease term of 61 months. The new lease commenced on September 1, 2023, and will expire on September 30, 2028. The Company received a one-month rent abatement, which

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — LEASE (cont.)

was considered in calculating the present value of the operating lease ROU assets. The initial monthly rental payment is $70,400 for the period from October 1, 2023 to August 31, 2024, with an approximately 4% rental payment increase starting on September 1, 2024 for each 12 months thereafter.

On January 19, 2024, FuAn entered into a sublease agreement with the landlord to lease an office in Irvine, California with a lease term of 27 months. The lease commenced on February 1, 2024, and will expire on April 30, 2026. The monthly rental payment is $3,825 for the period from February 1, 2024 to January 31, 2025, $3,978 for the period from February 1, 2025 to January 31, 2026, and $4,137 for the period from February 1, 2026 to April 30, 2026.

Total lease expenses amounted to $1.03 million and $0.71 million for the years ended April 30, 2024 and 2023, respectively. The Company’s ROU assets and lease liabilities are recognized using an effective interest rate of the range 3.38% to 10.50%, which was determined using the Company’s incremental borrowing rate.

As of April 30, 2024 and 2023, the average remaining term of the lease is 2.37 years and 2.59 years, respectively.

The Company’s operating ROU assets and lease liabilities were as follows:

	April 30, 2024	April 30, 2023
Operating ROU:
Operating lease right-of-use assets	$6,038,660	2,236,746
Less: accumulated amortization of ROU assets	(1,357,870)	(609,549)
ROU assets, net	$4,680,790	$1,627,197

Operating lease liabilities:
Operating lease liabilities, current	$1,122,059	$353,559
Operating lease liabilities, non-current	3,818,544	1,436,002
Total lease liabilities	$4,940,603	$1,789,561

As of April 30, 2024, future maturity of the Company’s operating lease liabilities is as follow:

Years Ending April 30,	Operating lease liabilities
2025	$1,197,667
2026	1,232,091
2027	1,225,596
2028	1,268,869
2029	714,192
Thereafter	227,680
Total lease payments	5,866,095
Less: imputed interest	(925,492)
Total lease liabilities	$4,940,603

Finance lease

Effective August 15, 2022, the Company entered a 36-month lease with an unrelated vendor to lease a forklift with monthly payment of $804 and lease expiration date on July 15, 2025. At the lease expiration date, the Company has the option to renew on a month-to-month basis at the same monthly lease payment or purchase the Equipment.

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — LEASE (cont.)

The components of lease costs, lease term and discount rate with respect of the forklift lease with an initial term of more than 12 months are as follows:

	For the years ended April 30,
	2024	2023
Interest expense on finance lease	$903	$863
Weighted Average Remaining Lease Term (years) – Finance leases	1.21	2.21
Weighted Average Discount Rate-Finance leases	5.50%	5.50%

The following is a schedule, by years, of maturities of finance lease liabilities as of April 30, 2024:

For the 12 months ending	Finance Leases
April 30, 2025	$9,653
April 30, 2026	2,413
Total undiscounted cash flows	12,065
Less: imputed interest	(430)
Total finance lease liabilities	$11,635

NOTE 12 — INCOME TAXES

a.      Corporate Income Taxes (“CIT”)

Marwynn is a Nevada holding company subject to 21% corporate federal income tax rate. There is no state income tax rate because no state income tax is levied in Nevada. Marwynn is a holding company and does not have active operations as of April 30, 2024.

FuAn, Grand Forest and KZS were incorporated in the State of California, and are subject to 21% corporate federal income tax rate and 8.84% California state income tax rate. Marwynn, FuAn, Grand Forest and KZS file separate corporate income tax returns instead of a consolidated income tax return.

For the years ended April 30, 2024, and 2023, the provision for income taxes consisted of the following:

	2024	2023
Current:
Federal income tax expense	$265,115	$37,146
State income tax expense	127,111	48,240
Deferred:
Federal income tax expense (benefit)	(21,381)	176,267
State income tax expense (benefit)	(7,110)	36,230
Total	$363,735	$297,883

The following table reconciles the Company’s effective income tax rate for the years ended April 30, 2024 and 2023:

	Year ended April 30, 2024	Year ended April 30, 2023
Federal statutory rate	21.00%	21.00%
State statutory rate, net of effect of state income tax deductible to federal income tax	6.98%	6.98%
Permanent difference – penalties, interest, and others	1.55%	0.81%
Valuation allowance	(1.64)%	0.54%
Effective tax rate	27.89%	29.33%

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — INCOME TAXES (cont.)

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred taxes are comprised of the following:

	April 30, 2024	April 30, 2023
Deferred tax assets:
Sales allowance	$57,643	$31,788
Bad debt expense	6,911	17,303
Lease liabilities, net of ROU	72,705	45,435
NOL	—	21,495
Valuation allowance	—	(21,495)
Deferred tax assets, net	$137,259	$94,526

Deferred tax liability:
Depreciation expense	42,211	27,288
Deferred tax assets, net of deferred tax liability	$95,048	$67,238

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As April 30, 2024 and 2023, the Company recorded $13,091 and nil of interest and penalties related to understated income tax payments for the years ended April 30, 2024 and 2023, respectively. The Company intends to file amended income tax returns for these two fiscal years with respect to these positions within the next few months.

NOTE 13 — RELATED PARTY TRANSACTIONS

The Company’s related party transactions consisted of the following:

Due to related parties

Name of Related Party	Nature	Relationship	April 30, 2024	April 30, 2023
Yin Yan*	Other payable	Chief Executive Officer (“CEO”) and owned 81% of equity interest of FuAn (before reorganization) and owns 40% of common shares and 100% of preferred shares of Marwynn	$500	—
Fulai Wang***	Promissory Note	Spouse of Yin Yan and owned 36% of equity interest of Grand Forest (before reorganization) and owns 12% of common shares of Marwynn	250,000	550,000
Zhifen Zhou**	Other payable	Chief Financial Officer (“CFO”) and Director of KZS (before reorganization)	273	18,847
Sen Zhong***	Promissory Note	Spouse of Zhifen Zhou, owned 57% of equity interest of Grand Forest (before reorganization) and owns 19% of common shares of Marwynn	572,481	130,900
Hong Le Liang***	Promissory Note	CEO of Grand Forest and KZS, owned 7% of equity interest of Grand Forest and 67% of equity interest of KZS (before reorganization), and owns 12% of common shares of Marwynn	292,825	422,825

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — RELATED PARTY TRANSACTIONS (cont.)

Name of Related Party	Nature	Relationship	April 30, 2024	April 30, 2023
American Chef Kitchen LLC	Other payable	An entity controlled by Zhifen Zhou	—	200,000
H&S Construction***	Promissory Note	An entity controlled by Hong Le Liang	103,463	64,344
JaoFong Inc.	Other payable	An entity controlled by Hong Le Liang		1,298,984
Total			$1,219,542	$2,685,900

____________

*        As of July 24, 2024, the advance has been repaid in full.

**      As of May 3, 2024, the advances have been repaid in full.

***    On July 31, 2024, the advances were memorialized pursuant to unsecured promissory notes between Grand Forest and the holders. The unsecured promissory notes are payable on demand on or after August 1, 2025, and carry no interest (see Note 15). In the absence of any demand, the entire principal shall be due on July 31, 2029.

As of April 30, 2024 and 2023, the balance of due to related parties was comprised of advance from the Company’s related parties and was used for working capital during the Company’s normal course of business. Such advances were non-interest bearing and due on demand.

NOTE 14 — STOCKHOLDERS’ EQUITY

Prior to April 2024, Grand Forest borrowed interest free funds from its stockholders as working capital and recorded such borrowings as due to related parties. On April 19, 2024, three stockholders of Grand Forest converted total of $700,000 related party other payable in exchange for 70,000 common shares of Grand Forest, which constituted 100% equity interest of Grand Forest. On April 25, 2024, theses stockholders transferred 70,000 Grand Forest shares into MarWynn in exchange for 4,976,244 common shares of Marwynn.

On April 19, 2024, one stockholder of KZS converted $100,000 related party other payable in exchange10,000 common shares of KZS, representing 33% equity interest of KZS. On April 25, 2024, this stockholder transferred 10,000 KZS shares into Marwynn in exchange for 710,892 common shares of Marwynn. In addition, another stockholder of KZS transferred 20,000 KZS shares that he owned from original capital contribution (representing 67% equity interest of KZS) into Marwynn in exchange for 1,421,784 common shares of Marwynn.

On April 29, 2024, all the stockholders of FuAn transferred their 100% equity interest in FuAn to Marwynn in exchange for 7,399,084 common shares of Marwynn.

Marwynn was incorporated in the state of Nevada on February 27, 2024. The Company is authorized to issue 45,000,000 shares of common stock, and 5,000,000 shares of preferred stock, par value $0.001 (“Preferred Stock”), of which 135,000 shares of Preferred Stock have been designated as “Series A Super Voting Preferred Stock.” Each share of common stock is entitled to one (1) vote and each share of Series A Super Voting Preferred Stock is entitled to one thousand (1,000) votes on any matter on which action of the stockholders of the corporation is sought. The Series A Super Voting Preferred Stock will vote together with the common stock. The holders of Series A Super Voting Preferred Stock shall not be entitled to receive dividends of any kind or be entitled to any liquidation preference. The Series A Preferred Stock shall not be subject to conversion into common stock or other equity authorized to be issued by the Company. The Series A Super Voting Preferred is redeemable at the election of the holder at a redemption price of $0.001 per share.

On April 24, 2024, the Company entered a Subscription Agreement with an individual investor, pursuant to the subscription agreement, on April 30, 2024, the Company issued 186,000 common shares of Marwynn at $2.50 per share to the investor for proceeds of $300,000.

On April 24, 2024, the Company entered a Subscription Agreement with another individual investor, pursuant to the subscription agreement, on April 30, 2024, the Company issued 310,000 common shares of Marwynn at $2.50 per share to the investor for proceeds of $500,000.

MARWYNN HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — STOCKHOLDERS’ EQUITY (cont.)

On April 25, 2024, Marwynn and Marwynn’s CEO Yin Yan (also the initial major stockholder of Marwynn) entered into a Series A Super Voting Preferred Stock Purchase Agreement (“Purchase Agreement”), pursuant to the purchase agreement, Marwynn’s CEO purchased 135,000 super voting preferred stock for $30.

On September 9, 2024, the Company filed an Amended and Restated Articles of Incorporation to effect (i) 1.55-for-1 forward stock split of the Company’s common stock, and (ii) 4.5-for-1 forward stock split of the Company’s Series A Super-Voting Preferred Stock. Share and per share data in the consolidated financial statements and notes to consolidated financial statements are presented on a retroactive basis to reflect the forward stock split.

As of April 30, 2024 and 2023, total number of common stock issued and outstanding was 15,004,004 shares and 14,508,004 shares, at par value of $0.001 per share, respectively. Total number of preferred stock issued and outstanding was 135,000 shares at April 30, 2024. The number of authorized and outstanding common stock were retrospectively applied as if the transaction occurred at the beginning of the period presented.

NOTE 15 — SUBSEQUENT EVENTS

Effective on June 1, 2024, California Secretary of State approved the merger of Grand Forest (Surviving Corporation) and KZS (Merging Corporation) (see Note 1), herein merging corporation merged into surviving corporation, and each outstanding share of merging corporation shall be converted into one share of surviving corporation, and the outstanding shares of surviving corporation remain outstanding and are not affect by the merger.

On July 31, 2024, Grand Forest entered into Unsecured Promissory Notes with several stockholders and one related party with promises to pay to the order such related parties balances owed by Grand Forest as of April 30, 2024 (see note 13). The entire principal amount shall be due and payable on demand on or after August 1, 2025 with no interest. In the absence of any demand, the entire principal shall be due on July 31, 2029.

On September 9, 2024, the Company filed an Amended and Restated Articles of Incorporation to effect (i) a 1.55-for-1 forward stock split of the Company’s common stock, and (ii) 4.5-for-1 forward stock split of the Company’s Series A Super-Voting Preferred Stock (see Note 14).

The Company has performed an evaluation of subsequent events through August 12, 2024 (except for Note 14 and 15 as to which the date is September 26, 2024), which was the date of the consolidated financial statements were issued, and determined there were no other events that would have required adjustment or disclosure in the consolidated financial statements.

            Shares of common stock

Marwynn Holdings, Inc.

________________

PROSPECTUS

________________

          , 2024

Through and including            , 2024 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee.

SEC registration fee	$
FINRA filing fee	$
Initial Nasdaq Capital Market listing fee	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Transfer agent’s and registrar’s fees and expenses	$	*
Printing and engraving expenses	$	*
Non-accountable expenses to underwriters	$	*
Miscellaneous fees	$	*
Total	$

____________

*        To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Nevada law provides us with the power to indemnify any of our directors and officers. Either the director or officer must have conducted himself/herself in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, our best interests; a presumption that he or she acted in good faith, on an informed basis and with a view to the interests of the corporation must not have been rebutted; or the acts must not have constituted a breach of a fiduciary duty of such officer or director involving intentional misconduct, fraud or a knowing violation of law. In a criminal action not by us or in our right, the director, officer, employee or agent must not have had reasonable cause to believe his/her conduct was unlawful. Our Articles of Incorporation permit indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by Nevada law, and our bylaws provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by Nevada law, and provide that we must pay a director’s or officer’s expenses as they are incurred and in advance of the final disposition of the proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by us.

In addition, we have entered into indemnification agreements with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Nevada Revised Statutes. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

[The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as [Exhibit 1.1] hereto, to indemnify us, our officers, and directors, against certain liabilities under the Securities Act.]

Item 15. Recent Sales of Unregistered Securities.

On September 9, 2024, we effected a (i) 1.55-for-1 forward stock split of our common stock, and (ii) 4.5-for-1 forward stock split of our Series A Super-Voting Preferred Stock. All shares and per share information throughout this prospectus has been retroactively adjusted to reflect the forward stock split.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)    Issuance of common stock

Marwynn Holdings, Inc. was incorporated on February 28, 2024. On April 29, 2024, Yin Yan (our chairperson, chief executive officer and president, and spouse of Fulai Wang), Fubao Wang, Xiangjing Wu, Gang Wu, Dan Yu, and Qiang Zhang, as the stockholders of FuAn, entered into a share exchange agreement with Marwynn to transfer all of their ownership in FuAn for 7,399,080 shares of common stock of Marwynn (“FuAn Transaction”). On April 25, 2024, Hong Le Liang, Sen Zhong (spouse of Zhifen Zhou, our chief financial officer, secretary and director) and Fu Lai Wang (spouse of Yin Yan, our chairperson, chief executive officer and president), as the stockholders of Grand Forest, entered into a share exchange agreement with Marwynn to transfer all of their ownership in Grand Forest for 4,976,244 shares of common stock of Marwynn (“Grand Forest Transaction”). On April 25, 2024, Hong Le Liang and Jiechun Wu, as the stockholders of KZS, entered into a share exchange agreement with Marwynn to transfer all of their ownership in KZS for 2,132,676 shares of common stock of Marwynn (“KZS Transaction”). On April 30, 2024, the FuAn Transaction, Grand Forest Transaction and KZS Transaction closed, and Marwynn issued a total of 14,508,004 shares of its common stock to the stockholders of FuAn, Grand Forest and KZS. As a result of the share exchanges, all the stockholders of FuAn, Grand Forest and KZS became the stockholders of Marwynn and Marwynn became the parent of FuAn, Grand Forest and KZS.

On April 24, 2024, the Company entered a Subscription Agreement with two individual investors, and, pursuant to the subscription agreements, on April 30, 2024, the Company issued 496,000 shares of common stock of Marwynn at $1.6129 per share to the investors for an aggregate proceeds of $800,000.

(b)    Issuance of Series A Super Voting Preferred Stock

In connection with the incorporation, on April 25, 2024, Marwynn issued a total of 135,000 shares of Series A Super Voting Preferred Stock to our chairperson, chief executive officer and president, Ms. Yin Yan. The transaction was not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(a)(2) and/or Regulation D.

No underwriters were involved in the foregoing issuances of securities. The securities described in sections (a) and (b) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The recipients of securities in the transactions described above represented that they were accredited investors and were acquiring the securities for their own account for investment purposes only, and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

(c)     Stock Option Grants, Option Exercises, Warrant Grants and Warrant Exercises

On July 24, 2024, Marwynn granted options under its 2024 Equity Incentive Plan to its independent directors to purchase up to 93,000 shares of common stock. These options all contain vesting conditions and are exercisable at a purchase price of $1.6129 per share.

No underwriters were involved in the foregoing issuances of securities. The issuances of restricted stock described in this paragraph (c) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors, consultants and advisors, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules.

(a)     Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Articles of Incorporation
3.2*	Second Amended and Restated Bylaws
4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock
4.2*	Form of Underwriter’s Warrant
5.1*	Form of Opinion of Lewis Brisbois Bisgaard & Smith, LLP
10.1*	Form of Independent Director Agreement
10.2*	Form of Indemnification Agreement
10.3*	Form of Lock-Up Agreement
10.4†*	2024 Equity Incentive Plan
10.5†*	Form of Nonqualified Stock Option Agreement
10.6*	Unsecured Promissory Note Between H&S Construction and Grand Forest Cabinetry, Inc in the Amount of $103,463
10.7*	Unsecured Promissory Note Between Fulai Wang and Grand Forest Cabinetry, Inc in the Amount of $250,000
10.8*	Unsecured Promissory Note Between Sen Zhong and Grand Forest Cabinetry, Inc in the Amount of $572,481
10.9*	Unsecured Promissory Note Between Hong Le Liang and Grand Forest Cabinetry, Inc in the Amount of $292,825
10.10*	Lease Agreement between Stevens Creek Plaza, LLC and KZS Kitchen Cabinet and Stone, Inc., dated June 25, 2019
10.11*	Lease Agreement between Dzyne Technologies LLC and FuAn Enterprise, Inc., dated January 19, 2024
10.12*	Lease Agreement between Prologis Targeted U.S. Logistics Fund, L.P. and KZS Kitchen Cabinet and Stone, Inc., dated [ ], 2024
10.13*	Form of subscription agreement between the Company and individual investors, Fengmei Li and Shengnan Xu, dated April 24, 2024
14.1*	Code of Business Conduct and Ethics
21.1*	List of Subsidiaries
23.1*	Consent of Golden Eagle CPAs LLC, independent registered public accounting firm
23.2*	Consent of Lewis Brisbois Bisgaard & Smith, LLP (included in Exhibit 5.1).
23.3*	Consent of Frost & Sullivan
24.1*	Power of Attorney (included on the signature page to this registration statement).
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating and Corporate Governance Committee Charter
99.4*	Clawback Policy
107*	Filing Fee Table

____________

*        To be filed.

**      Filed herewith.

†        Indicates management contract or compensatory plan.

(b)    Financial Statement Schedules.

See index to financial statements on page F-1. All schedules have been omitted because they are not required or are not applicable.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant also hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on __________, 2024.

MARWYNN HOLDINGS, INC.
By:
Name:	Yin Yan
Title:	Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Marwynn Holdings, Inc., hereby severally constitute and appoint Yin Yan and Zhifen Zhou, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Name	Title	Date
	Chairperson and Chief Executive Officer	, 2024
Yin Yan	(Principal Executive Officer)
	Chief Financial Officer	, 2024
Zhifen Zhou	(Principal Financial and Accounting Officer)
	Director	, 2024
Eric Newlan
	Director	, 2024
Dandan Wang
	Director	, 2024
Dvisha Patel